
11006803

TIONAL CORPORATION / ANNUAL REPORT 2010



Financial Highlights

	2010	2009	2008
Revenues and other income	**$ 1,320,004,000**	$ 575,208,000	$ 490,540,000
Net securities gains (losses)	**$ 179,494,000**	$ (21,106,000)	$ (144,547,000)
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**$ 369,003,000**	$ (241,154,000)	$ (371,506,000)
Income tax provision (benefit)	**$ (1,139,318,000)**	$ 7,108,000	$ 1,672,313,000
Income (losses) related to associated companies, net of taxes	**$ 380,766,000**	$ 780,236,000	$ (539,068,000)
Income (loss) from continuing operations	**$ 1,889,087,000**	$ 531,974,000	$ (2,582,887,000)
Income (loss) from discontinued operations, net of taxes	**$ (9,848,000)**	$ 16,621,000	$ 47,093,000
Gain (loss) on disposal of discontinued operations, net of taxes	**$ 60,997,000**	$ -	$ (1,018,000)
Net income (loss)	**$ 1,940,236,000**	$ 548,595,000	$ (2,536,812,000)
Net (income) loss attributable to the noncontrolling interest	**$ (924,000)**	$ 1,685,000	$ 1,387,000
Net income (loss) attributable to Leucadia National Corporation common shareholders	**$ 1,939,312,000**	$ 550,280,000	$ (2,535,425,000)
Earnings (loss) per common share:			
Basic:			
Income (loss) from continuing operations	**$ 7.77**	$ 2.21	$ (11.20)
Income (loss) from discontinued operations	**$ (.04)**	$ .07	$ .20
Gain (loss) on disposal of discontinued operations	**$ .24**	$ -	$ -
Net income (loss)	**$ 7.97**	$ 2.28	$ (11.00)
Diluted:			
Income (loss) from continuing operations	**$ 7.66**	$ 2.18	$ (11.20)
Income (loss) from discontinued operations	**$ (.04)**	$ .07	$ .20
Gain (loss) on disposal of discontinued operations	**$ .23**	$ -	$ -
Net income (loss)	**$ 7.85**	$ 2.25	$ (11.00)
Total assets	**$ 9,350,298,000**	$ 6,762,364,000	$ 5,198,493,000
Cash and investments	**$ 4,538,571,000**	$ 2,343,420,000	$ 1,602,769,000
Common shareholders' equity	**$ 6,956,758,000**	$ 4,361,647,000	$ 2,676,797,000
Book value per common share	**$ 28.53**	$ 17.93	$ 11.22
Cash dividends per common share	**$ .25**	$ -	$ -

Leucadia National Corporation Scorecard

(Dollars in thousands, except per share amounts)

	Book Value Per Share	Book Value % Change	% Change in S&P 500 with Dividends Included	Market Price Per Share	Market Price % Change	Shareholders' Equity	Net Income (Loss)	Return on Average Share-holders' Equity
1978	($0.04)	NA	NA	$0.01	NA	($7,657)	($2,225)	NA
1979	0.11	NM	18.2%	0.07	600.0%	22,945	19,058	249.3%
1980	0.12	9.1%	32.3%	0.05	(28.6%)	24,917	1,879	7.9%
1981	0.14	16.7%	(5.0%)	0.11	120.0%	23,997	7,519	30.7%
1982	0.36	157.1%	21.4%	0.19	72.7%	61,178	36,866	86.6%
1983	0.43	19.4%	22.4%	0.28	47.4%	73,498	18,009	26.7%
1984	0.74	72.1%	6.1%	0.46	64.3%	126,097	60,891	61.0%
1985	0.83	12.2%	31.6%	0.56	21.7%	151,033	23,503	17.0%
1986	1.27	53.0%	18.6%	0.82	46.4%	214,587	78,151	42.7%
1987	1.12	(11.8%)	5.1%	0.47	(42.7%)	180,408	(18,144)	(9.2%)
1988	1.28	14.3%	16.6%	0.70	48.9%	206,912	21,333	11.0%
1989	1.64	28.1%	31.7%	1.04	48.6%	257,735	64,311	27.7%
1990	1.97	20.1%	(3.1%)	1.10	5.8%	268,567	47,340	18.0%
1991	2.65	34.5%	30.5%	1.79	62.7%	365,495	94,830	29.9%
1992	3.69	39.2%	7.6%	3.83	114.0%	618,161	130,607	26.6%
1993	5.43	47.2%	10.1%	3.97	3.7%	907,856	245,454	32.2%
1994	5.24	(3.5%)	1.3%	4.31	8.6%	881,815	70,836	7.9%
1995	6.16	17.6%	37.6%	4.84	12.3%	1,111,491	107,503	10.8%
1996	6.17	0.2%	23.0%	5.18	7.0%	1,118,107	48,677	4.4%
1997	9.73	57.7%	33.4%	6.68	29.0%	1,863,531	661,815	44.4%
1998	9.97	2.5%	28.6%	6.10	(8.7%)	1,853,159	54,343	2.9%
1999	6.59[b]	(33.9%)	21.0%	7.71	26.4%	1,121,988[b]	215,042	14.5%
2000	7.26	10.2%	(9.1%)	11.81	53.2%	1,204,241	116,008	10.0%
2001	7.21	(0.7%)	(11.9%)	9.62	(18.5%)	1,195,453	(7,508)	(0.6%)
2002	8.58	19.0%	(22.1%)	12.44	29.3%	1,534,525	161,623	11.8%
2003	10.05	17.1%	28.7%	15.37	23.6%	2,134,161	97,054	5.3%
2004	10.50	4.5%	10.9%	23.16	50.7%	2,258,653	145,500	6.6%
2005	16.95[c]	61.4%	4.9%	23.73	2.5%	3,661,914[c]	1,636,041	55.3%
2006	18.00	6.2%	15.8%	28.20	18.8%	3,893,275	189,399	5.0%
2007	25.03[d]	39.1%	5.5%	47.10	67.0%	5,570,492[d]	484,294	10.2%
2008	11.22[e]	(55.2%)	(37.0%)	19.80	(58.0%)	2,676,797[e]	(2,535,425)	(61.5%)
2009	17.93	59.8%	26.5%	23.79	20.2%	4,361,647	550,280	15.6%
2010	28.53[f]	59.1%	15.1%	29.18	22.7%	6,956,758[f]	1,939,312	34.3%
CAGR (1978-2010)[a]			8.4%	28.3%				
CAGR (1979-2010)[a]	19.6%		8.2%	21.5%		20.2%		

(a) A negative number cannot be compounded; therefore, we have used 1979.

(b) Reflects a reduction resulting from dividend payments in 1999 totaling $811.9 million or $4.53 per share. Leucadia's CAGRs do not reflect the benefit of annual dividends or the special 1999 dividend.

(c) Reflects the recognition of $1,135.1 million of the deferred tax asset or $5.26 per share.

(d) Reflects the recognition of $542.7 million of the deferred tax asset or $2.44 per share.

(e) Reflects the write-off of $1,672.1 million of the deferred tax asset or $7.01 per share.

(f) Reflects the recognition of $1,157.1 million of the deferred tax asset or $4.75 per share.

Letter from the Chairman and President

To Our Shareholders

We breathed a sigh of relief when 2010 wound to an end. 2008 was the infamous year. A group of bankers and financial engineers almost brought down the U.S. economy and subsequently a significant portion of the global economy as well. Happily, the past two years have been different. The financial carnage brought on by excessive risk taking is beginning to repair itself and the world's economy is recovering.

The chart below, the yellow fellow, gives some credence to the proposition that we are creeping out of the fog of irrational exuberance. In 2010, Leucadia reported $1.9 billion in income and shareholders' equity increased by $2.6 billion. $1.2 billion is the Ping-Pong of booking our tax loss carryforward ("NOL").



LEUCADIA NATIONAL CORPORATION
BOOK VALUE and MARKET PRICE PER SHARE
(With the S&P 500)(a)
PER SHARE AMOUNTS
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
S&P 500
1,596
1,496
1,396
1,296
1,196
1,096
996
896
796
696
596
496
396
296
196
96
1978
1985
1990
1995
2000
2005
2010
Market price per share
Book value per share
S&P 500

(a) Amounts plotted are as of December 31st of each year, except for the final market price and S&P 500 which are as of March 22, 2011.

EXPLAINING SHAREHOLDERS' EQUITY
(In millions)

Shareholders' Equity at January 1, 2010	$ 4,361.6
Booked to P&L:	
Associated company income, mostly Jefferies and AmeriCredit	375.0
Discontinued operations	51.1
Corporate income and expense, net	473.6
Operations	(104.6)
Noncontrolling interest	(0.9)
Income taxes	1,145.1
Subtotal	1,939.3
Booked directly to shareholders' equity:	
Unrealized gains on available for sale securities, mostly Fortescue and Inmet	690.5
Dividends	(61.0)
Income taxes	24.8
Other, net	1.6
Subtotal	655.9
Total increase to Shareholders' Equity	2,595.2
Shareholders' Equity at December 31, 2010	$ 6,956.8

As you look at the first section of "Explaining Shareholders' Equity" note $375 million of "Associated company income." Most of these gains result from changes to the market value of our investments in Jefferies Group, Inc. and AmeriCredit Corp., for which we chose the "fair value option" accounting method.[1] When the fair value option is elected for a particular financial instrument, the Company is required to report unrealized gains and losses in the P&L. We sold AmeriCredit in 2010, but the full gain isn't in the P&L since we booked some of it in prior years as its market value went up.

The next big item in the first section is "Corporate income and expense, net," which indicates a good year. Included in this line is a big gain ($383.4 million) from selling the remaining 30% of the Cobre Las Cruces copper mine to Inmet Mining Corporation, Fortescue Metals Group Ltd royalty note income ($143.4 million) and security gains from selling some Fortescue stock ($94.9 million) and Barbados Light & Power Holdings, Ltd. stock ($66.2 million) (more later on each of these items). Added together, the gains more than offset interest on corporate debt and overhead. These investing successes and the general uplift in our holdings also led to the recording of the next big item – our NOL.

At the behest of the accounting pharaohs, we have once again capitalized the NOL on our balance sheet (having written it off in 2008), and recognized income tax "income" of over $1 billion. We remind our readers that capitalizing this asset is Byzantine, makes no sense, does not take into account present value and represents tax savings on money the Company has not yet earned. Our CFO, Joe Orlando, will be happy to explain why this makes no sense, but don't yell at him!

[1] The equity method of accounting was the other choice. Under that method the Company would have recorded its share of the investees' results of operations in the P&L. Electing the fair value option is simpler and quoted market prices for these investments provide a good estimate of fair value at each balance sheet date.

In the second section, "Unrealized gains on available for sale securities, mostly Fortescue and Inmet" result from securities that are also carried at market value. But these unrealized gains are booked directly to shareholders' equity. The increase in the market prices of our equity investments in Fortescue and Inmet accounted for most of the $700 million gain on the Balance Sheet. As the accountants demand, Leucadia's P&L and Balance Sheet activity will continue to dance to the music of the markets.

Some Leucadia Exits

- In October 2010, we sold all of our common shares of AmeriCredit in a cash merger with General Motors Company. Leucadia received $830.6 million for the shares that we spent $425.8 million to buy. We began purchasing the stock on October 19, 2007 and sold on October 1, 2010. The $404.8 million gain resulted in a compound annual return (IRR) of 29%.

- In May 2010, we sold our investment in Barbados Light & Power Holdings, Ltd. for $85 million in cash and recorded a gain of $66.2 million. We acquired this asset in 1986 for just under $2 million, subsequently invested $18 million in the purchase of more stock, and received almost $22 million in dividends, all resulting in an IRR of 50%.

- In September 2010, we sold ResortQuest International LLC for net cash of $52.4 million, recognizing a pre-tax gain of $35.4 million.

- In October 2010, we sold STi Prepaid for consideration of $20 million to be paid over a 26-month period. We are recognizing income as we get the money. Even though we recognized an accounting gain of $21 million, this was not one of our best. If we collect the full $20 million purchase price we will have lost $65.8 million on this deal. Ouch!

Update on Existing Investments

Jefferies Group, Inc.

Jefferies Group, Inc. (NYSE:JEF) is a full-service investment bank and institutional securities firm. Jefferies offers its customers capital markets executions, mergers and acquisitions, restructuring and other advisory services. They have 30 offices in 10 countries.

In April 2008, Leucadia sold to Jefferies 10 million Leucadia common shares and received 26,585,310 Jefferies common shares and $100 million in cash. Including shares acquired in open market purchases, Leucadia owns 49,351,385 Jefferies common shares, approximately 28%, for a total investment of $812.4 million. At December 31, 2010, Leucadia carries Jefferies on its books at fair value of $1.3 billion. Separately, our investment in Jefferies High Yield Trading, LLC had a decent year and earned 6%.

In the last few years Jefferies has expanded across the globe and hired, from other similar institutions, talented people or groups thereof, moving from a boutique firm to a worldwide full-service investment bank. Quite an amazing feat in a challenging economy!

We have known the Chief Executive, Richard Handler, for a very long time and hold him in very high regard. We believe that he and his colleagues will continue to enrich their shareholders.

Fortescue Metals Group Ltd

The Good News

In August 2006, we gave Fortescue Metals Group (ASX:FMG) $400 million in exchange for 264 million common shares and a $100 million 13-year unsecured note of FMG maturing in August 2019. A year later we invested $44.2 million for almost 14 million additional shares. Interest on the note is calculated at 4% of the revenue from certain mine areas, net of government royalties and a 10% Australian withholding tax. Looks like a royalty, acts like a royalty but in this instance it isn't.

As a result of this equity infusion Fortescue went around the world and raised $2.1 billion. With money in hand, Fortescue built a mine, a gigantic ore processing facility, a train loader, 15 new G.E. rail engines, 976 Chinese ore cars, 280 kilometers of railway, a rotary train unloader which dumps ore on a two meter wide (6.56 feet) conveyor belt, a huge sorting yard, and a huge dinosaur like ship loader on a newly built dock in a newly dredged part of the port in Port Hedland. All of this was accomplished in 21 months.

Fortescue shipped its first ore in May 2008 and in 2010 shipped a total of 40.9 million tonnes for $3.9 billion in revenue. Fortescue has nearly completed its expansion to 55 metric tonnes per annum ("mtpa") and has announced plans to expand further to 155 mtpa. An incredible job executed by the hyperactive entrepreneur, Andrew Forrest, and his band of committed employees.

In the first quarter of 2010, Leucadia sold 30 million shares of Fortescue for $121.5 million. In the third quarter of 2010, Leucadia received $154.9 million (net of Australian withholding taxes) in payment of the royalties due under the note through June 30, 2010, and in January 2011, Leucadia received $72.9 million (net of Australian withholding taxes) in payment of the royalties earned in the second half of 2010. As a result of these events, Leucadia has harvested $349.3 million of our initial investment and still owns 247,986,000 common shares of Fortescue, approximately 8% of Fortescue's outstanding shares, with a market value of $1.7 billion as of December 31, 2010, and the royalty note remains for eight years and eight months. The ultimate value of the note will be determined by the ore volume shipped, the price and the outcome of the litigation described below. This is, has and will remain a delicious investment.

The Bad News

Earlier in 2010 we were dismayed and profoundly disappointed to learn that Fortescue believes it has the right to issue additional royalty notes diluting our interest. The following paragraph appears in our 10-K on page 20 and has been vetted by our Australian lawyers. The undersigned have had a cork put on the end of their pens to prevent further comment!

> "On September 1, 2010, the Company filed a Writ of Summons against Fortescue, FMG and Fortescue's Chief Executive Officer in the Supreme Court of Western Australia. The Writ of Summons seeks, among other things, an injunction restraining the issuance of any additional notes identical to the FMG Note and damages. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the

> Company's future cash flows from the FMG Note and future results of operations would be materially and adversely affected to the extent of the dilution resulting from the issuance of such additional notes."

Should we win the litigation, we expect that most of our costs will be paid by the defendant and Fortescue would be prohibited from issuing more royalty notes to others. Our intention is to hold the royalty note for its full term. We also have a damages claim for breach of representations.

We are happy with our Australian lawyers and will be even happier when we prevail.

Inmet Mining Corporation

In 1999, Leucadia purchased a copper ore body approximately 20 kilometers northwest of Seville in the Pyrite belt of Spain. The ore body is small but rich in copper, the deposit contains 6.3% copper with 8.1 million tonnes of proven reserves and 8.4 million tonnes of probable reserves. That was the easy part.

The difficult part took six years, approximately $100 million and hundreds of meetings with a plethora of officialdom to obtain the necessary approvals to permit construction of a mine and a hydrometallurgical processing plant.

Given that the undersigned had never dug a 150-meter (492.13 feet) hole with tipped backsides appropriate for mining traffic, we concluded the better part of valor was to find a partner. Inmet, a Canadian mining company (TSX:IMN), agreed to buy a 70% interest in the mine to be called Cobre Las Cruces for 5.6 million Inmet common shares. We retained 30% of the ore body. The first copper cathodes were shipped from Las Cruces in July 2009. There have been delays but Las Cruces hopes to ship about 72,000 tonnes of copper cathode per year.

In November 2010, Inmet bought our remaining 30% equity interest in Las Cruces for $150 million cash and 5,442,413 additional Inmet shares. In addition, Leucadia was relieved of its guarantee of $72 million of debt owed by Las Cruces to an affiliate of Inmet. We reported a $383.4 million gain.

Thanks to the persistence of Tom Mara, our long-term Executive Vice President, Leucadia now owns a total of 11,042,413 Inmet shares, approximately 18% of Inmet's outstanding common shares. On December 31, 2010, these shares had a market value of $862.5 million.

Berkadia Commercial Mortgage LLC

Berkadia Commercial Mortgage, a 50/50 joint venture with Berkshire Hathaway, is one of the largest non-bank owned commercial mortgage servicers and commercial mortgage loan originators in the country, competing with several large commercial mortgage banks and brokers.

What is a commercial mortgage? A commercial mortgage is a loan having as collateral a commercial building or multifamily housing (for our purposes, multifamily housing is defined as having five or more units). There are some who explain otherwise, but most think the above.

Berkadia is a complex labyrinth of moving parts and business processes. The major activities are outlined below:

- Originations: Berkadia originates commercial loans for sale to investors. These loans fuel Berkadia's servicing machine, as Berkadia typically retains the servicing rights and may also retain the special servicing rights discussed below. Since we acquired Berkadia, almost all loan originations have been multifamily loans, which were sold to Fannie Mae, Freddie Mac, Ginnie Mae and the Federal Housing Administration, hereafter referred to as Government Sponsored Enterprises ("GSEs"). Berkadia is a fully licensed national lender for the GSEs. Berkadia also originates loans for sale to life insurance companies and other investors for packaging into Commercial Mortgage Backed Securities. In 2010, Berkadia originated $4.6 billion of multifamily and commercial loans and is expanding its offerings to include other flavors of commercial mortgage products.

- Master/Primary Servicing: From a portfolio of approximately $209 billion[2] of commercial mortgage loans, Berkadia collects payments from borrowers and makes sure that the funds (principal, interest, insurance, taxes, etc.) are paid to the right party and on time. For this, Berkadia receives a servicing fee. With nearly 4,700 transactions per day, servicing these loans is a repetitious and process-driven operation. Berkadia has an exemplary servicing record and management believes that they provide the lowest cost of service in the industry. They continue to relentlessly focus on efficiency.

- Special Servicing: Commercial mortgages sometimes fail to perform as contracted. For non-performing mortgages where Berkadia holds the special servicing rights, we attempt to rehabilitate the loan, working towards resolution or foreclosure. For this service, Berkadia generates additional revenues. Berkadia is the named special servicer on $33 billion of loans, of which a small portion are presently delinquent. Earnings from this business line are unpredictable and lumpy – 2010 was very profitable, 2011 looks to be less so as the economy has improved.

- Escrow Investment: Borrowers make payments to Berkadia and Berkadia holds the money in escrow for future obligations such as insurance, taxes, etc. Berkadia manages these escrows, which come in many forms, sizes and durations – the current escrow amount is roughly $4.6 billion. Berkadia derives certain economic benefits from investing this pool of capital and we would benefit from higher interest rates. These monies are very conservatively invested. To date, we are disappointed with the earnings on the escrows, as they are tied to the London Interbank Offered Rate ("LIBOR"). Since our investment in December 2009, LIBOR has become ever more anemic and our investment cash flow has fallen short of our original expectations.

In 2010, Berkadia brought on board a new CEO, Hugh Frater. As a result of time spent at BlackRock as a founding partner and PNC Financial Services as Head of Real Estate, Hugh has a significant real estate background and has hit the ground sprinting. Hugh and his team quickly tuned Berkadia into the lowest cost servicer in the business and have now turned their attention to growth. We expect good things. Welcome, Hugh!

---

[2] Our original portfolio of $237 billion has melted to $209 billion.

Conwed Plastics

Conwed Plastics manufactures and markets lightweight plastic netting for a variety of purposes and is a market leader in the sale of products used in carpet cushion, turf reinforcement, erosion control and packaging. Conwed has manufacturing operations in Minneapolis, Minnesota; Athens, Georgia; Roanoke, Virginia; Chicago, Illinois; Genk, Belgium; and Guadalajara, Mexico and its products are sold throughout the world.

After a difficult 2009, Conwed's business stabilized in 2010, with revenues increasing by 6%. However, the price of polypropylene resin, the principal raw material used in Conwed's products, rose drastically during the course of the year. Conwed was unable to sufficiently increase prices and as a result, profits – as measured by pre-tax earnings – declined by 24%.

Conwed has provided Leucadia a compounded return on invested capital of over 20% for the 26 years we have had the privilege of calling ourselves its owners. Conwed operates in niche markets, has great relationships with its customers and regularly sends us cash.

In the face of the downturn, management has trimmed expenses and fought to preserve margins. However, we clearly recognize that if Conwed is to provide us healthy returns in the future, successful and purposeful product innovation in partnership with our customers needs to be our focus.

Mark Lewry, President of Conwed for the last eight years is moving on and we thank him and wish him well.

Idaho Timber

Idaho Timber is headquartered in Boise, Idaho. The saga of this porpoise continues...demand for residential construction lumber remains at multi-year lows due to depressed housing starts and sluggish home improvement activity. From where we are today, we can't see when the housing market is going to turn up, but know it will.

However, we find again that most clouds have a silver lining. For Idaho Timber in 2010, it was creative thinking time and survival of the fittest attitude, by the highly focused, if not obsessed, cast of talented individuals who fought for crumbs while preparing for a feast yet to come. The sawmill business continued to lead the way, with market-defying shipments and results in 2010.

Ted Ellis, Idaho Timber's energetic CEO, and his team are scurrying around searching for profitable business lines, cutting costs, upgrading management talent and trying to find sensible acquisitions. We appreciate their hard work and dedication. The difficult operating environment has driven most of Idaho Timber's competition out of business. Nevertheless, we do not expect significant improvement in performance until the housing market recovers. When it does, watch out!

Keen Energy Services

In 2006, we met the owners of Goober Drilling, a small land based oil and gas drilling operation headquartered in Stillwater, Oklahoma. Many of their rigs were old, small, and had limited application.

On an optimistic hunch that gas prices would rise, these wildcatters had ordered, with no means to pay, 18 new, modern, high-horsepower rigs capable of directional drilling to find shale gas. Sharing their optimism we quickly jumped into the breach. We were both wrong. A series of rig acquisitions and our partners' unforeseen liquidity problems culminated in our buying them out in 2009. We quickly changed the name from Goober Drilling to Keen Energy Services.

Keen's customers are primarily independent oil and gas exploration and production companies, generally operating in the Mid-Continent region of the United States. In 2010, low natural gas prices remained the theme that had begun in late 2008. Since that time, many of Keen's customers have significantly reduced their natural gas drilling programs.

As of December 31, 2010, Keen's fleet was comprised of two different types of rigs - 12 older, mechanical rigs and 26 newer, electrical rigs. Mechanical rigs are powered by diesel engines that drive the drill stem through a system of gears, pulleys, and other mechanical components; electrical rigs are driven by electric motors that drive the drill stem and bit directly. Electrical rigs provide increased efficiency, cleaner operation, and more drilling control, so are thus overwhelmingly preferred to mechanical rigs.

In an ironic turn of events, in January 2011, we sold the 12 older mechanical rigs to a group that included one of our original partners in Goober Drilling. We wish him the best of luck in his newest wildcatting venture.

With the help of higher oil prices and through the hand-to-hand combat skills of our team, Keen pushed average rig utilization of the remaining rigs to 63%. As we write, Keen had 26 rigs, 20 of which were operating in the field.

As we have explained before, contract drilling is competitive and very sensitive to the supply of natural gas which is presently in oversupply. When it's good it can be very, very good and when it's bad it's terrible. We remain confident that the natural gas market will eventually turn around and Keen will rise again. Our experienced executive team, led by Ed Jacob and Mardi de Verges, are courageously leading our efforts.

Premier Entertainment

The Hard Rock Hotel & Casino is located in Biloxi, Mississippi and includes an eleven-story hotel with 325 rooms and suites and a popular entertainment venue with a capacity of 1,500 persons. The Hard Rock Biloxi had another successful year. While the entire Biloxi gaming market had essentially zero growth in 2010, the Hard Rock's share of the market grew from 10.8% to 12.1%. The previous record year of 2009 was eclipsed, as EBITDA increased from $19.4 million to $26.5 million, excluding bankruptcy related items. We are grateful for another year with no major hurricanes, and while 2011 EBITDA is currently on pace to be even better than 2010, our fingers remain crossed. We begin watching the Weather Channel in August.

We echo our congratulations of 2009 to Duncan McKenzie, Todd Raziano and their team of dedicated employees. We well know that record results are not achieved without blood, sweat and perhaps even some tears.

If you are ever in the area, please visit the Hard Rock Hotel & Casino. Besides good food and gambling, we also play host to a variety of great entertainment. The event schedule is at www.hardrockbiloxi.com.

Crimson Wine Group

The Crimson Wine Group includes Pine Ridge Vineyards (188 acres) in Napa Valley, California, Archery Summit (119 acres) in Willamette Valley, Oregon and Chamisal Vineyards (97 acres) in Edna Valley, California. Substantially all of these estate properties are owned by Crimson and are producing grapes. In addition, we continue to develop vineyards and make some wine on 611 acres of land in the Horse Heaven Hills of Washington's Columbia Valley, 85 acres of which are currently planted. During 2010, the wineries sold just over 111,000 9-liter equivalent cases of wine generating revenues of $22.7 million.

Crimson Wine Group started seeing some improvement in the luxury wine segment in 2010. However, value is still the catchword and most industry growth is concentrated in wines priced under $20/bottle. Heavy marketing costs (largely payments to distributors) and deep discounting delayed meaningful profits for another year.

ForeFront, the line of wines Pine Ridge introduced in 2009, has been successful. 21,500 cases of our total 111,000 cases sold wore the ForeFront label. Our promise from last year's letter, "Not only great value, but also very tasty," was validated.

We repeat our mantra on the wine industry: Even in good times, it is difficult to make estate wineries profitable, though as real estate investments they are good inflation hedges. The entire industry suffers from oversupply and intense competition from home and abroad. The sheer number of brands, combined with owners having to sell out last year's vintage at (or below) cost, is a constant anchor on price. Estate wineries have high fixed costs and require large marketing dollars, making volume the key profit driver. We need more volume to make our goal of consistent, yearly cash flows a reality.

We have a terrific management team led by Erle Martin and Patrick DeLong who have streamlined our operations while improving our wines. Their hard work was recently recognized by Robert Parker, who awarded our wines several 90+ scores. Pine Ridge's 2008 Fortis received a 94+ score and Archery Summit's 2008 Pinot Noir Dundee Hills Estate received a 94. Kudos to our winemakers. Hurry and order yours before we run out!

To enjoy any or all of our delicious wines, visit one of our three on-location tasting rooms. There you will find many limited production wines unavailable through mass distribution channels. Leucadia shareholders receive a 20% discount at the tasting room and online. Visit our website www.crimsonwineboutique.com from whence you can navigate to the individual wineries (use online coupon code "Leucadia" for the discount). Our direct to consumer wine clubs continue to thrive and we now have 11,000 members, making this segment of our business the most dynamic and the most profitable. Wine can be shipped directly to 40 states.

Once again, we remind you that wine is food and it fosters both good times and laughter with family and friends, something that is too often missing in the world today. Raise a glass soon with your loved ones.

Sangart

Sangart is developing biopharmaceutical products to deliver oxygen to tissues at risk of oxygen deprivation, specifically as a result of trauma and sickle cell disease. Because these products are a red liquid made from human hemoglobin we have described them as "artificial blood" or "blood substitutes." Not exactly. More precisely, the products' main function is to work with regular blood to deliver oxygen and other gasses to tissues, something that blood volume expanders cannot do. In 2003, we made our initial (and we thought final) investment of $10 million. As of the end of 2010, we are in for $161.5 million. The cash invested is expensed as Sangart spends it on product development. At December 31, 2010, we owned approximately 93% of Sangart (87% fully diluted).

Through 2008, Sangart had completed a series of clinical trials, including two large Phase III studies of its oxygen therapeutic agent, MP4OX, in hip replacement surgery. MP4OX performed as expected in those studies but that patient population did not present a viable commercial opportunity. Under new management, our focus shifted to patient populations where oxygen therapeutics would be potentially profitable. Trauma was an obvious choice, and in 2010 we completed a Phase IIa study with MP4OX, with results that have enthused both the scientific and commercial folks. Sangart is also developing its MP4CO product to treat patients with sickle cell disease, an important unmet medical need. Sangart's MP4CO product has been granted orphan drug designation in both the U.S. and European Union – encouraging news.

At times, we have rightfully been accused of being overly optimistic and naive on this investment. We are not only getting older, but maybe wiser. It will take significant additional investment in both money and patience (combined with some luck!) to realize any financial return on this investment. Indeed, it may be the next generation that ends up reaping what we have sown. With all that said, we remain optimistic about the eventual outcome.

We remain grateful for the diligence of Brian O'Callaghan and his team of determined life science executives.

Real Estate

At December 31, 2010, our net investment in the domestic real estate segment was $141.2 million. Here's a quick look at some of our real estate investments:

- In October 2007, we placed $56.5 million into escrow to purchase 708 acres used as the Panama City – Bay County International Airport. If the seller and the Federal Aviation Administration cannot deliver free and clear title by April 2012 we get our money back with interest. If the transaction closes we intend to develop the land into a mixed-use community selling lots to builders.

- In August of 2010, we sold our operating retail shopping center in Long Island, New York for $17.1 million and reported a gain of $4.5 million.

- We own approximately 31.4% of the outstanding stock of HomeFed Corporation (NASD OTC:HOFD), which is engaged in the development of residential real estate in California. The signers of this letter own 9.4% and 7.7% of this company as well. Classified as an associated company investment, HomeFed is not part of the real estate segment, but it is an investment in real estate nonetheless.

- We own raw land and a mixed-use development project with residential and commercial space in Myrtle Beach, South Carolina; the carrying value of the real estate is $33.6 million. There is a long story here which is related in detail in our 10-K, also involving strange accounting, but to make a long story short, we developed the mixed-use portion of the project with $100 million of non-recourse financing. The lenders took possession in the aftermath of the 2008 collapse, and we bought it back for $19.3 million in January 2011. We expect to struggle with releasing and repositioning for a while, but like the project.

- 76 acres of land located on Islesboro, Maine has been developed into waterfront lots. In addition, the Company has 45 fully developed residential lots on approximately 120 acres of land in Rockport, Maine on Penobscot Bay. These properties have been mothballed while we wait for better days; the real estate is on the books for $45.8 million. The lots are beautiful and very upscale!

- The Company owns 15 acres of unentitled air rights above the train tracks behind Union Station in Washington, D.C. with a carrying value of $11.4 million. It will be a long time before development starts, but preliminary re-zoning approval has been received, and we hope for final approval this year or next.

Garcadia

In June 2007, Leucadia entered into a joint venture with Garff Enterprises, Inc., a large Utah-based auto retailer, for the purpose of purchasing underperforming auto dealerships across the country. Leucadia provides the majority of the capital and investing discipline and Garff manages the operations. Where possible, Leucadia purchases 100% of the underlying real estate and leases it back to the operation at a 10% net return. The partnership owns 14 dealerships in three geographic clusters: Des Moines, Iowa, Houston, Texas and Southern California. At December 31, 2010, our net investment in Garcadia was $88 million, including real estate.

The car business rebounded in 2010. National new retail auto sales were roughly 11.6 million units during the year – a nice lift from 10.4 million in 2009. We received net cash flow of $11.1 million in 2010, inclusive of roughly $2.8 million spent on capital improvements to our lots (for which we get our 10% return).

We have received notice that one of our Chrysler dealerships in Houston has been awarded a Fiat franchise. Fiat is intent on introducing their family of small cars to gas-guzzling American drivers. There cannot be a better front row seat to that experiment than in Houston, Texas. Stay tuned over the next few years as we let you know how it goes.

Leucadia Energy - Gasification

Since we reported last year, among other things, Tom Mara has continued to make significant progress on three of our four gasification projects. The Lake Charles Cogeneration facility, located in Louisiana, has been awarded an additional $561 million of tax-exempt bonds bringing the total to $1,561 million. In addition, Lake Charles received a $260 million federal grant for carbon capture and sequestration plus an award totaling $128 million for investment tax credits. We are in active negotiations with multiple parties for the sale of the plant's output.

The Indiana project passed a major milestone in January 2011, when it signed a 30 year off-take agreement with the Indiana Finance Authority for the majority of its synthetic natural gas ("SNG") output. What now remains is final approval by the Indiana Utility Commission.

Both our Mississippi and Indiana projects have been selected by the U.S. Department of Energy ("DOE") as potential recipients for federal loan guarantees totaling $3.6 billion. We have worked throughout the year with the DOE in an effort to finalize conditional commitments, which, if all goes well, we hope to have in place by the end of this year.

A fourth project, located on the south side of Chicago, was awarded a $10 million grant by the State of Illinois to produce a cost study for an SNG project at a brown field site along the Calumet River, of which $6.9 million has been received so far. The Illinois legislature passed enabling legislation; unfortunately, the Governor chose to veto the legislation indicating his desire to include it in a more comprehensive energy plan providing more consumer protection. The Governor told the press that he wants to "meet soon and redo the bill." In light of the veto, we will reassess the situation to determine the next steps.

Each of these projects is extremely capital intensive and highly vulnerable to interest rates, inflation, current and expected long-term natural gas prices, and final receipt of various regulatory, permitting and financing approvals. Given that each of these projects range in size from $2.3 billion to $2.6 billion, or more, Leucadia may begin to seek partners sometime this year to share the costs.

Liquefied Natural Gas

In January 2007, Leucadia acquired a leasehold interest and certain permits to construct and operate an onshore liquefied natural gas ("LNG") receiving terminal. The site is located on the Skipanon Peninsula at the mouth of the Columbia River, in Warrenton, Oregon. Since that time, we have been working with the Federal Energy Regulatory Commission ("FERC") to permit the site for an onshore LNG terminal. That process has been much slower, challenging and frustrating than we anticipated. If we had known what we were getting into, we would not have done it!

However, we are making progress. In 2010, the Biological Assessment was issued by FERC, which indicated that the project does not have any significant impact on endangered species. In 2011, we anticipate FERC will issue an Environmental Impact Statement, the last hurdle to clear before receiving final FERC approval. We are not naive – and now even less so – to the nature of development projects, and anticipate an ongoing stream of opposition and challenges in the future.

We are keenly interested in the global energy market. Like it or not, the world's appetite for power and light shows no sign of slowing and no one is moving back to oxen or whale oil lanterns. It appears to us that the environmental and economic benefits of natural gas will make it a preferred worldwide energy source in the foreseeable future. The import and export of LNG has a role to play within that market. With this theme in mind, we've opened our wallet to fund this venture for another year, within which timeframe we hope to cross the finish line. Tune in next year.

The Future

The day this was being written, the Morning Joe television talking heads announced that the unemployment rate fell below 9% after hovering close to 10% the past 21 months. One of us is an immigrant who arrived here at age 15. Since that age, he marveled at the resilience of Americans to get up, get to work, and fix any problem. Less than 9% unemployment suggests America may be getting back up and back to work again.

There are, nonetheless, several lurking problems:
1. The United States Congress is in an eternal mud fight with no adult supervision.
2. The Country has a huge, dangerous debt.
3. Inflation lurks behind each future borrowing.
These things are dangerous and must be stopped and fixed.

Those who throw stones, such as we have, also have the responsibility to provide suggestions for improvement.

On December 1, 2010, the White House released *The Moment of Truth: Report of the National Commission on Fiscal Responsibility and Reform*[3] to the American people. The Report presents many long-term and short-term suggestions that would help the United States get its fiscal house in order now, as well as, in the future. The Congress gave little notice. Surely some of the suggestions would have been helpful and we recommend the entire Report to our readers. For those who are interested, we have included a copy of the preamble from *The Moment of Truth* following this letter.

Our Board of Directors continues to urge us to provide a succession plan. We have been working hard on that problem for several years. We have made some progress and hope by next year it will be more palpable.

Leucadia's net worth increased in 2010 by $2.6 billion; we are hoping to repeat this in the next few years.

We could not accomplish this without the endless hard work and talent of those who have helped us these many years!





Ian M. Cumming
Chairman

Joseph S. Steinberg
President

---

[3] *National Commission on Fiscal Responsibility and Reform, The Moment of Truth, December 2010.*
http://www.fiscalcommission.gov/sites/fiscalcommission.gov/files/documents/TheMomentofTruth12_1_2010.pdf

The Moment of Truth: Report of the National Commission on Fiscal Responsibility and Reform

Preamble

Throughout our nation's history, Americans have found the courage to do right by our children's future. Deep down, every American knows we face a moment of truth once again. We cannot play games or put off hard choices any longer. Without regard to party, we have a patriotic duty to keep the promise of America to give our children and grandchildren a better life.

Our challenge is clear and inescapable: America cannot be great if we go broke. Our businesses will not be able to grow and create jobs, and our workers will not be able to compete successfully for the jobs of the future without a plan to get this crushing debt burden off our backs.

Ever since the economic downturn, families across the country have huddled around kitchen tables, making tough choices about what they hold most dear and what they can learn to live without. They expect and deserve their leaders to do the same. The American people are counting on us to put politics aside, pull together not pull apart, and agree on a plan to live within our means and make America strong for the long haul.

As members of the National Commission on Fiscal Responsibility and Reform, we spent the past eight months studying the same cold, hard facts. Together, we have reached these unavoidable conclusions: The problem is real. The solution will be painful. There is no easy way out. Everything must be on the table. And Washington must lead.

We come from different backgrounds, represent different regions, and belong to different parties, but we share a common belief that America's long-term fiscal gap is unsustainable and, if left unchecked, will see our children and grandchildren living in a poorer, weaker nation. In the words of Senator Tom Coburn, "We keep kicking the can down the road, and splashing the soup all over our grandchildren." Every modest sacrifice we refuse to make today only forces far greater sacrifices of hope and opportunity upon the next generation.

Over the course of our deliberations, the urgency of our mission has become all the more apparent. The contagion of debt that began in Greece and continues to sweep through Europe shows us clearly that no economy will be immune. If the U.S. does not put its house in order, the reckoning will be sure and the devastation severe.

The President and the leaders of both parties in both chambers of Congress asked us to address the nation's fiscal challenges in this decade and beyond. We have worked to offer an aggressive, fair, balanced, and bipartisan proposal – a proposal as serious as the problems we face. None of us likes every element of our plan, and each of us had to tolerate provisions we previously or presently oppose in order to reach a principled compromise. We were willing to put our differences aside to forge a plan because our nation will certainly be lost without one.

We do not pretend to have all the answers. We offer our plan as the starting point for a serious national conversation in which every citizen has an interest and all should have a say. Our leaders have a responsibility to level with Americans about the choices we face, and to enlist the ingenuity and determination of the American people in rising to the challenge.

We believe neither party can fix this problem on its own, and both parties have a responsibility to do their part. The American people are a long way ahead of the political system in recognizing that now is the time to act. We believe that far from penalizing their leaders for making the tough choices, Americans will punish politicians for backing down – and well they should.

In the weeks and months to come, countless advocacy groups and special interests will try mightily through expensive, dramatic, and heart-wrenching media assaults to exempt themselves from shared sacrifice and common purpose. The national interest, not special interests, must prevail. We urge leaders and citizens with principled concerns about any of our recommendations to follow what we call the Becerra Rule: Don't shoot down an idea without offering a better idea in its place.

After all the talk about debt and deficits, it is long past time for America's leaders to put up or shut up. The era of debt denial is over, and there can be no turning back. We sign our names to this plan because we love our children, our grandchildren, and our country too much not to act while we still have the chance to secure a better future for all our fellow citizens.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

New York	**13-2615557**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)



Received SEC
APR 14 2011
Washington, DC 20549

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	**New York Stock Exchange**
7-3/4% Senior Notes due August 15, 2013	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2010 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $3,823,213,000.

On February 17, 2011, the registrant had outstanding 243,808,147 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2011 annual meeting of shareholders of the registrant are incorporated by reference into Part III of this Report.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged in a variety of businesses, including manufacturing, land based contract oil and gas drilling, gaming entertainment, real estate activities, medical product development and winery operations. The Company also has a significant investment in the common stock of Jefferies Group, Inc. ("Jefferies"), a full service investment bank that is accounted for at fair value. The Company owns equity interests in operating businesses which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading of high yield and special situation securities and a commercial mortgage origination and servicing business. The Company concentrates on return on investment and cash flow to maximize long-term shareholder value. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses. In identifying possible acquisitions, the Company tends to seek assets and companies that are out of favor or troubled and, as a result, are selling substantially below the values the Company believes to be present. Changes in the mix of the Company's businesses and investments should be expected.

Shareholders' equity has grown from a deficit of $7,700,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $6,956,800,000 at December 31, 2010, equal to a book value per common share of the Company (a "common share") of negative $.04 at December 31, 1978 and $28.53 at December 31, 2010. Shareholders' equity and book value per share amounts have been reduced by the $811,900,000 special cash dividend paid in 1999.

In May 2010, the Company sold its investment in Light and Power Holdings, Ltd. ("LPH"), the parent company of the principal electric utility in Barbados, for cash consideration of $85,000,000 and recorded a net securities gain of $66,200,000.

In September 2010, the Company sold ResortQuest International, LLC ("ResortQuest"), through which it conducted its property management and services operations, for net cash consideration of $52,400,000 and recognized a pre-tax gain on sale of discontinued operations of $35,400,000.

In October 2010, the Company sold all of its AmeriCredit Corp. ("ACF") common shares pursuant to a cash merger in which General Motors Company ("General Motors") acquired all of the outstanding common stock of ACF. The Company received aggregate cash consideration of $830,600,000 for its shares of ACF common stock, which were acquired at a cost of $425,800,000.

In October 2010, the Company sold STi Prepaid, LLC ("STi Prepaid"), through which it conducted its telecommunications operations, for aggregate consideration of $20,000,000, which is scheduled to be paid over a 26 month period, and recognized a pre-tax gain on sale of discontinued operations of $21,100,000. The Company will recognize future cash payments from the buyer if and when received as gain from discontinued operations.

In December 2010, the Company sold to Inmet Mining Corporation ("Inmet") its remaining 30% equity interest in and subordinated sponsor loans to the Cobre Las Cruces copper mining project ("Las Cruces") for $150,000,000 of cash and 5,442,413 newly issued Inmet common shares, and recognized a gain on the sale of $383,400,000. At December 31, 2010, the Company owns a total of 11,042,413 Inmet common shares with a market value of $862,500,000 (approximately 18% of Inmet's outstanding common shares), including shares acquired when the Company sold Inmet a 70% interest in Las Cruces in 2005.

The Company's manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Acquired in May 2005, Idaho Timber is headquartered in Boise, Idaho and primarily remanufactures dimension lumber and remanufactures, packages and/or produces other specialized wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products.

The Company's land based contract oil and gas drilling operations are conducted by Keen Energy Services, LLC ("Keen"). Keen became a consolidated subsidiary when the Company acquired the remaining equity interests it did not previously own in November 2009.

The Company's gaming entertainment operations are conducted through its controlling interest in Premier Entertainment Biloxi, LLC ("Premier"), which is the owner of the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi"), located in Biloxi, Mississippi.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development.

The Company's medical product development operations are conducted through Sangart, Inc. ("Sangart"), which became a majority-owned subsidiary in 2005. Sangart is developing a product called MP4OX, which is a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to oxygen deprived tissues.

The Company's winery operations consist of Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon, Chamisal Vineyards in the Edna Valley of California and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the premium, ultra premium and luxury segments of the premium table wine market.

The Company owns a 50% equity interest in Berkadia Commercial Mortgage LLC ("Berkadia"), a joint venture with Berkshire Hathaway Inc. ("Berkshire Hathaway"). Berkadia acquired a commercial mortgage origination and servicing business in December 2009.

The Company owns approximately 28% of the outstanding common shares of Jefferies, a company listed on the New York Stock Exchange ("NYSE") (Symbol: JEF). Jefferies is a full-service global investment bank and institutional securities firm serving companies and their investors. The Company accounts for its investment in Jefferies at fair value, which was $1,314,200,000 at the December 31, 2010 market price; unrealized gains or losses are reflected in the Company's consolidated statements of operations.

In 2007, the Company and Jefferies expanded and restructured the Company's equity investment in Jefferies Partners Opportunity Fund II, LLC ("JPOF II") and formed Jefferies High Yield Holdings, LLC ("JHYH"). Through its wholly-owned subsidiary, JHYH makes markets in high yield and special situation securities and provides research coverage on these types of securities.

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG Chichester Pty Ltd ("FMG"), the Company invested in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG); at December 31, 2010, the Company owned 247,986,000 common shares of Fortescue (approximately 8% of the outstanding shares) that had a market value of $1,659,600,000. The Company also owns a $100,000,000 note of FMG that matures in August 2019; interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from two specified project areas. As further described below, the Company is currently engaged in litigation with Fortescue concerning Fortescue's assertion that it has the ability to dilute the interest payable to the Company by issuing additional notes identical to the Company's note.

The Company and certain of its subsidiaries have federal net operating loss carryforwards ("NOLs") of approximately $5,400,500,000 at December 31, 2010. At December 31, 2010, a substantial portion of NOLs were recognized as part of the net deferred tax asset through the reversal of $1,157,100,000 of the deferred tax valuation allowance. For more information see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. Material filed by the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005, on which the Company's common shares are listed.

The Company's website address is www.leucadia.com. The Company makes available, without charge through its website, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such statements may relate, but are not limited, to projections of revenues, income or loss, development expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "will," "could," "estimates," "expects," "anticipates," "believes," "plans," "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

Factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted or may materially and adversely affect the Company's actual results include, but are not limited to, those set forth in Item 1A. Risk Factors and elsewhere in this Report and in the Company's other public filings with the SEC.

Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Financial Information about Segments

The Company's reportable segments consist of the consolidated operating units identified above, which offer different products and services and are managed separately. Prior to its consolidation in November 2009, the Company's investment in Keen was classified as an investment in an associated company. Other operations primarily consist of the Company's wineries and energy projects.

Associated companies include equity interests in other entities that the Company accounts for under the equity method of accounting. Investments in associated companies that are accounted for under the equity method of accounting include HomeFed Corporation ("HomeFed"), a corporation engaged in real estate activities, JHYH, Berkadia and Garcadia, a joint venture that owns automobile dealerships. In the past the Company has made non-controlling investments in investment partnerships that are engaged in investing and/or securities transactions activities which were accounted for under the equity method of accounting; however, remaining investments of this kind are not material. Associated companies also include the Company's investment in Jefferies and in ACF prior to its sale in 2010, which were accounted for at fair value rather than under the equity method of accounting.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment and other income and securities gains and losses. Corporate assets include the Company's investment in Fortescue and in the Inmet common shares. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has manufacturing facilities located in Belgium and Mexico; these are the only foreign operations with non-U.S. revenue or assets that the Company consolidates, and are not material. Unconsolidated non-U.S. based investments include a small Caribbean-based telecommunications provider and the investments in Fortescue and Inmet. From time to time the Company may invest in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date a majority controlling interest was acquired, which was November 2009 for Keen. Associated Companies are not considered to be a reportable segment, but are reflected in the table below under income (loss) from continuing operations before income taxes and identifiable assets employed.

	2010	2009	2008
		(In millions)	
Revenues and other income: (a)			
Manufacturing:			
Idaho Timber	**$ 172.9**	$ 142.7	$ 235.3
Conwed Plastics	**87.1**	82.1	106.0
Oil and Gas Drilling Services (b)	**116.6**	60.5	–
Gaming Entertainment	**114.8**	103.6	119.1
Domestic Real Estate	**17.1**	30.6	15.1
Medical Product Development	**.1**	5.1	.6
Other Operations (c)	**67.1**	51.8	56.7
Corporate (d)	**744.3**	98.8	(42.3)
Total consolidated revenues and other income	**$1,320.0**	$ 575.2	$ 490.5
Income (loss) from continuing operations before income taxes:			
Manufacturing:			
Idaho Timber	**$ .5**	$ (12.7)	$ .8
Conwed Plastics	**8.8**	11.6	14.0
Oil and Gas Drilling Services (b)	**(13.9)**	46.7	–
Gaming Entertainment	**(2.2)**	2.4	1.0
Domestic Real Estate	**(54.9)**	(71.3)	(14.7)
Medical Product Development	**(25.4)**	(23.8)	(36.6)
Other Operations (c)	**(17.5)**	(26.4)	(34.9)
Income (loss) related to Associated Companies	**375.0**	805.8	(536.8)
Corporate (d)	**473.6**	(167.7)	(301.1)
Total consolidated income (loss) from continuing operations before income taxes	**$ 744.0**	$ 564.6	$ (908.3)

(table continued on next page)

	2010	2009	2008
		(In millions)	
Depreciation and amortization expenses:			
Manufacturing: (e)			
Idaho Timber	**$ 6.1**	$ 8.6	$ 8.4
Conwed Plastics	**9.1**	8.5	8.9
Oil and Gas Drilling Services	**25.4**	3.1	–
Gaming Entertainment	**16.6**	16.5	17.0
Domestic Real Estate	**6.2**	8.4	7.6
Medical Product Development	**.9**	.8	.8
Other Operations (e)	**7.2**	8.1	8.3
Corporate	**21.0**	18.5	12.9
Total consolidated depreciation and amortization expenses	**$ 92.5**	$ 72.5	$ 63.9
Identifiable assets employed:			
Manufacturing:			
Idaho Timber	**$ 84.4**	$ 94.2	$ 118.3
Conwed Plastics	**60.8**	67.9	78.5
Oil and Gas Drilling Services	**237.2**	257.1	–
Gaming Entertainment	**253.2**	267.0	281.6
Domestic Real Estate	**255.0**	311.6	409.7
Medical Product Development	**17.0**	26.7	21.2
Other Operations	**167.5**	158.3	177.7
Investments in Associated Companies	**2,274.2**	2,764.9	2,006.6
Corporate (f)	**6,001.0**	2,652.4	1,919.6
Assets of discontinued operations	–	162.3	185.3
Total consolidated assets	**$9,350.3**	$6,762.4	$5,198.5

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) in the Company's consolidated statements of operations.

(b) Investment and other income for oil and gas drilling services includes a bargain purchase gain of $49,300,000 in 2009. For more information see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

(c) Other operations include pre-tax losses of $16,100,000, $25,300,000 and $33,300,000 for the years ended December 31, 2010, 2009 and 2008, respectively, for the investigation and evaluation of various energy related projects. There were no material operating revenues or identifiable assets associated with these activities in any period; however, other income includes $11,100,000 in 2010 with respect to government grants to reimburse the Company for certain of its prior expenditures, which were fully expensed as incurred.

(d) Net securities gains (losses) for Corporate aggregated $179,500,000, $(21,100,000) and $(144,500,000) during 2010, 2009 and 2008, respectively. Corporate net securities gains (losses) are net of impairment charges of $2,500,000, $31,400,000 and $143,400,000 during 2010, 2009 and 2008, respectively. In 2010, security gains include a gain of $66,200,000 from the sale of the Company's investment in LPH and a gain of $94,900,000 from the sale of certain of the Company's common shares of Fortescue. Corporate investment and other income includes the gain on sale of Las Cruces of $383,400,000 in 2010.

(e) Includes amounts classified as cost of sales.

(f) At December 31, 2010, the Company recognized a substantial portion of the net deferred tax asset by reversing $1,157,100,000 of its deferred tax valuation allowance; during 2008 the Company increased its deferred tax valuation allowance by $1,672,100,000 to reserve for substantially all of the net deferred tax asset. For more information see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

(g) For the years ended December 31, 2010, 2009 and 2008, interest expense is primarily comprised of Corporate; interest expense for other segments is not material.

At December 31, 2010, the Company and its consolidated subsidiaries had 2,414 full-time employees.

MANUFACTURING

Idaho Timber

Business Description

Idaho Timber, which was acquired in May 2005, is headquartered in Boise, Idaho and is engaged in the manufacture and/or distribution of various wood products. Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber has over 30 years of operating experience in its industry. The net book value of the Company's investment in Idaho Timber was $75,200,000 at December 31, 2010.

Remanufactured dimension lumber is Idaho Timber's largest product line. Dimension lumber is used for general construction and home improvement, remodeling and repair projects, the demand for which is normally a function of housing starts and home size. All dimension lumber is assigned a quality grade, based on the imperfections in the wood, and higher-grade lumber is sold at a higher price than lower-grade lumber. Idaho Timber purchases low-grade dimension lumber from sawmills located in North America and Europe and upgrades it into higher-grade dimension lumber products. The remanufacturing process includes ripping, trimming and planing lumber to reduce imperfections and produce a variety of lumber sizes. These products are produced at plants located in Florida, North Carolina, Texas, Idaho and New Mexico. Each plant distributes its product primarily by truck to lumber yards and contractors within a 300 mile shipping radius from the plant site.

Home center board products are principally sold to large home improvement retailers. Idaho Timber purchases high-grade boards from sawmills in the western U.S., South America and New Zealand (primarily pine but other wood species are also used), performs minor re-work on those boards to upgrade the quality, and then packages and bar codes those boards according to customer specifications. Production takes place in an owned plant in Idaho. Idaho Timber also operates a sawmill in Arkansas to produce its 5/4" radius-edge, pine decking products. Idaho Timber performs traditional sawmill processes (cutting, drying and planing) to manufacture these products.

Idaho Timber owns and operates seven plants, one sawmill that principally produces decking products and one sawmill that produces split-rail fencing. These nine facilities in the aggregate have approximately 748,000 square feet of manufacturing and office space, covering approximately 154 acres. One plant is principally dedicated to home center board products and the remaining plants principally produce remanufactured dimension lumber products. All plant locations can produce and distribute specialty wood products. Idaho Timber has the capacity to ship approximately 62 million board feet per month on a one shift basis; during 2010 actual shipments averaged approximately 32 million board feet per month.

Sales and Marketing

Idaho Timber primarily markets to local, regional and national lumber retailers for its dimension lumber products, home improvement centers for its home center board products and decking treaters for its sawmill product, and other resellers of home construction materials. Its success in attracting and retaining customers depends in large part on its ability to provide quicker delivery of specified customer products than its competitors. For dimension lumber products, sales are primarily generated at each of the plants, with a dedicated sales force located in the same geographic region as the customers the plant serves. Board and decking products are sold and managed centrally. Sales of home center board products are heavily dependent on national home center chains which accounted for approximately 78% of product revenues and 16% of Idaho Timber's total revenue for the year ended December 31, 2010.

The customer base for the dimension lumber business is much less concentrated; no customer accounts for more than 10% of revenue. Idaho Timber's sales are somewhat concentrated in regions where its facilities are located, with the largest being Florida, 17%; North Carolina, 15%; and Texas, 12%.

Competition

Idaho Timber sells commodity products, and operates in an industry that is very competitive and currently suffering from continuing lack of demand due to limited housing starts and remodeling activity. Idaho Timber competes against domestic and foreign sawmills and intermediate distributors for its dimension lumber and decking products. In some cases, Idaho Timber competes on a limited basis with the same sawmills that are a source of supply of low-grade dimension lumber. The home center board business has many competitors, and suppliers to large home centers are always under pressure to reduce prices.

Idaho Timber also competes for raw material purchases needed for its remanufactured dimension lumber and home center board products. A recent increase in off-shore demand for low-grade lumber used in its remanufacturing facilities has further constrained available supply. Also, in the past the availability and pricing of certain raw materials has been adversely affected by export charges (tariffs) imposed on Canadian exports, the largest source of these supplies. A decades old trade dispute between the U.S. and Canada resurfaced with the expiration of the Softwood Lumber Agreement in 2001. In October 2006, the trade dispute was resolved and a new Softwood Lumber Agreement between Canada and the U.S. became effective. The agreement has a seven year term and may be extended for an additional two years. Currently, restrictions on Canadian exports are not significantly adversely affecting Idaho Timber's operations; however, if tariffs continue beyond the current term of the Softwood Lumber Agreement or further import limitations are imposed in the future, it is possible that raw material costs could increase or supplies could be constrained. During most of 2010, the export charge was at the maximum level. Idaho Timber is examining alternative sources of supply to increase its raw material purchasing flexibility.

Government Regulation

Lumber and decking are identified at Idaho Timber facilities with a grade stamp that shows the grade, moisture content, mill number, species and grading agency. All lumber is graded in compliance with the National Grading Rule for Dimension Lumber, which is published by the U.S. Department of Commerce. Idaho Timber facilities are subject to regular inspection by agencies approved by the American Lumber Standards Committee. Idaho Timber believes that its procedure for grading lumber is highly accurate; however, Idaho Timber could be exposed to product liability claims if it can be demonstrated its products are inappropriately rated.

Since Idaho Timber's sawmills do not treat its wood with chemicals, and since timber deeds purchased from private land owners do not impose a re-planting obligation, Idaho Timber does not have any unusual environmental compliance issues.

Plastics Manufacturing

Business Description

Through Conwed Plastics, which was acquired in March 1985, the Company manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. These products are primarily used for containment purposes, reinforcement of other products, packaging for produce and meats, various types of filtration and erosion prevention. Conwed Plastics believes it is a market leader in netting products used in carpet cushion, turf reinforcement, erosion control and packaging. Agricultural, erosion control and building and construction markets tend to be seasonal, with peak periods in the second and third quarters of the calendar year. Packaging is seasonal with the second quarter being the slowest period in this market. Carpet padding, filtration and consumer product markets are not usually subject to seasonal fluctuations resulting in sales that tend to be evenly spread throughout the year. The net book value of the Company's investment in Conwed Plastics was $51,100,000 at December 31, 2010.

Certain products of Conwed Plastics are proprietary, protected by patents and/or trade secrets. The Company holds patents on certain improvements to the basic manufacturing processes it uses and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a material effect on its operations.

Sales and Marketing

Products are marketed both domestically and internationally, with approximately 23% of 2010 revenues generated by customers from Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the U.S. and Europe. Conwed Plastics emphasizes development of new products and new applications of existing products to grow its revenues. New product development focuses on market niches where proprietary technology and expertise can lead to sustainable competitive economic advantages. Conwed Plastics has completed eight acquisitions since 2004 and continues to look for additional acquisition opportunities. These acquisitions have provided synergies with existing customers, manufacturing capacity, an expanded customer base and/or product lines.

Approximately half of Conwed Plastics' revenues are generated on a make to order basis. The remainder of Conwed Plastics' sales requires a more substantial investment in inventory that is stored at various locations to service customers with short lead time requirements. In the aggregate, inventory is turned over between 6 and 10 times per year. The top 10 customers typically represent approximately 30% to 40% of total sales. The largest single customer typically represents 5% to 8% of total sales; for the year ended December 31, 2010, the largest single customer represented approximately 8% of total sales. Order backlog generally ranges from 6% to 12% of annual sales throughout the year.

Competition

Conwed Plastics is subject to domestic and international competition, generally on the basis of price, service and quality. Conwed Plastics has 3 to 5 competitors in most of its market segments but the size and type of its competition varies by market segment. Additionally, certain products are dependent on cyclical industries, including the construction industry. The cost of the principal raw material used in its products, polypropylene, has increased by approximately 146% from 2002. The price of polypropylene has historically fluctuated with the price of oil and natural gas but growing economies in China and India have resulted in increased demand for raw materials and raised prices globally. Conwed Plastics has been able to raise prices to its customers during this period to offset some of the increase in raw material costs; however, increasing competitive pressures have reduced Conwed's ability to further raise prices to offset rising raw material costs.

OIL AND GAS DRILLING SERVICES

Acquisition

The Company initially acquired a 30% limited liability company interest in and provided secured financing to Keen in 2006; thereafter, the Company increased its equity interest and loans at various times during 2007 and 2008. In November 2009, the Company purchased Keen's remaining equity interests plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. At December 31, 2010, the Company owns all of Keen's equity interests and the net book value of its investment in Keen's debt and equity securities aggregated $216,700,000.

Business Description

Keen is a land based contract oil and gas drilling company based in Stillwater, Oklahoma that provides drilling services to independent oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S. Keen currently operates drilling rigs in Oklahoma, Texas, Arkansas, Louisiana and Kansas. Keen, which has been in business since 1991, typically generates revenues through drilling contracts based on daily rates (daywork contracts), footage (charged by depth of the well) or based on a turnkey contract (fixed price to drill a well). Keen supplies the drilling rig, all ancillary equipment and drilling personnel. The majority of wells drilled by Keen are in unconventional basins that are characterized by complex geological formations often requiring higher horsepower, premium rigs and/or experienced crews to reach targeted depths. In 2010, the majority of drilling services were performed pursuant to daywork contracts.

Each of Keen's drilling rigs consists of engines, drawworks, a mast, pumps, blowout preventers, a drill string and ancillary equipment. Keen's drilling rigs can operate 24 hours a day, seven days a week and are generally staffed with crews of four to six persons. Once Keen has drilled a well for a customer, the drilling rig will be moved off of the well and another service provider will use a service rig (a smaller rig) that is built for completions, which brings the well into production. Keen does not provide completion services. The intended well depth and the geological formation of the drilling site are the principal factors that determine the size and type of rig most suitable for a particular drilling job. All of Keen's rigs are capable of drilling horizontal and directional wells.

At December 31, 2010, Keen has 38 drilling rigs in its fleet that have rated maximum depth capabilities ranging from 6,500 feet to 22,000 feet. Keen's employees perform periodic maintenance and routine repair work on the drilling rigs; the bulk of major repair and overhaul work is done by various oilfield service companies. Keen also owns and operates a fleet of trucks, trailers and other construction equipment used to transport its rigs and to construct or take down its rigs at drilling locations. By owning its own equipment, Keen believes it is able to better manage the cost of moving its rigs, reduce the downtime between moves and minimize the general wear and tear on drilling rigs. Keen's customers are not required to use Keen's equipment or trucks to move Keen's drilling rigs.

Keen's revenue volume and profitability are significantly affected by the actual and anticipated price of natural gas and oil, levels of natural gas and oil in storage and the supply of drilling rigs available in the marketplace. The exploration and production industry is cyclical and the level of exploration and production activity has historically been very volatile. During periods of lower levels of drilling activity, price competition for drilling services tends to increase, which may result in reduced revenues and profitability; conversely, during periods of increased drilling activity, drilling rigs are in demand often resulting in higher prices and contractual commitments from customers to obtain exclusive use of a particular rig for a longer term. While Keen's revenues and profitability during 2010 were adversely impacted by continued low natural gas prices and high levels of natural gas inventory, this was partially offset by increased drilling activity for oil. Seasonality does not significantly impact Keen's business or operations.

Additionally, the drilling activity of oil and natural gas exploration and production companies is strongly affected by their ability to access the capital markets, which was curtailed during late 2008 and 2009. Many of Keen's customers reduced their spending plans for exploration, production and development activities resulting in decreased demand for Keen's rigs. Keen's customers' access to the capital markets improved during 2010, though available liquidity is not as great as it was before 2008. Decreases in drilling activity and spending for a sustained period of time is likely to result in a reduction in Keen's daily rates, utilization rates and profitability.

Sales and Marketing

Keen markets its drilling rigs to a number of independent oil and gas companies. Most of Keen's contracts are with established customers on a competitive bid or negotiated basis and may cover one well, a multi-well project or are entered into for a specified period of time. At December 31, 2010, Keen has 2 drilling rigs under contract for a remaining term of more than 1 year, 18 rigs are operating under term contracts that will expire within the next 12 months, 3 are under well-to-well contracts with specific customers, and 15 are not currently under contract. In January 2011, Keen sold its 12 older mechanical rigs; only three of these rigs were operating under contract at the end of the year. During 2010, these 12 rigs generated revenues of $20,700,000.

Keen's business is fairly concentrated with its top eight customers accounting for over 77% of 2010 drilling revenues. Two customers accounted for 34% of 2010 drilling revenues and six other customers each exceeded 5% of 2010 drilling revenues. In 2009, Keen's revenues are only reflected in the consolidated financial statements from when it became a consolidated subsidiary in November 2009.

Competition

Customers award contracts to contract drillers based on factors such as price, rig availability, quality of service, proximity to the well site, experience with the specific geological formation, condition and type of equipment, reputation, safety of operations and customer relationships. Contracts for drilling services may be awarded based solely on price. There is currently an oversupply of drilling rigs in the market, and at such times price is the primary determinant by which customers award contracts. Although contract drilling companies generally compete on a regional basis, drilling rigs can be moved from one market to another in response to market conditions which can have the effect of increasing competition.

GAMING ENTERTAINMENT

Acquisition

Acquired in 2006, the Company owns approximately 61% of Premier's common units and all of Premier's preferred units, which accrue an annual preferred return of 17%. The Company also acquired Premier's junior subordinated note and has provided other financing to Premier. At December 31, 2010, the net book value of the Company's aggregate investment in Premier was $237,700,000.

Business Description

Premier owns the Hard Rock Hotel & Casino Biloxi, located in Biloxi, Mississippi, which opened to the public on June 30, 2007. The Hard Rock Biloxi was scheduled to open to the public on August 31, 2005; however, two days prior to opening, Hurricane Katrina hit the Mississippi Gulf Coast and severely damaged the hotel and related structures and completely destroyed the casino. The hotel was repaired and the casino rebuilt principally with funds received from Premier's insurance carriers.

The Hard Rock Hotel & Casino is located on an 8.5 acre site on the Mississippi Gulf Coast and has approximately 1,268 slot machines, 52 table games, six live poker tables, five restaurants (including a Hard Rock Café and Ruth's Chris Steakhouse), a full service spa, a 5,200 square foot pool area, 3,000 square feet of retail space, an eleven-story hotel with 325 rooms and suites and a Hard Rock Live! entertainment venue with a capacity of 1,500 persons.

Premier's marketing strategy is to position the resort as a full service gaming, boutique hotel and entertainment resort catering to the Mississippi Gulf Coast marketplace and the southern region of the U.S. The Mississippi Gulf Coast region is located along the Interstate 10 corridor and is within a ninety minute drive from the New Orleans metropolitan area, Mobile, Alabama and the Florida panhandle. Premier's primary means of marketing utilizes its database of customers for direct mail campaigns and promotional giveaways designed to reward customers and generate loyalty and repeat visits. In addition, Premier benefits from the "Hard Rock" brand name which appeals to a broad range of customers and from its superior location, which is within walking distance of the Beau Rivage, an MGM Mirage property and the largest hotel and casino in the Mississippi Gulf Coast market.

The Hard Rock Biloxi's new casino was constructed over water on concrete pilings that greatly improved the structural integrity of the facility; however, the threat of hurricanes remains a risk to the repaired and rebuilt facilities. Premier's current insurance policy provides up to $232,000,000 in coverage for damage to real and personal property including business interruption coverage. The coverage is provided by a panel of insurers based out of the U.S., Bermuda, and London and is comprised of a $50,000,000 primary layer and three excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, any loss resulting from a weather catastrophe occurrence, which is defined to include damage caused by a named storm, is sublimited to $100,000,000 with a deductible of $5,000,000.

Chapter 11 Litigation

In connection with Premier's chapter 11 restructuring, the former holders of Premier's bond debt argued that they were entitled to liquidated damages under the indenture governing the notes, and as such were entitled to more than the principal amount of the notes plus accrued interest that was paid to them when Premier emerged from bankruptcy in 2007. Although the Company did not agree with the position taken by the Premier noteholders, in order to have Premier's bankruptcy plan confirmed so that Premier could complete reconstruction of its property after Hurricane Katrina and open its business without further delay, Premier funded an escrow account to cover the Premier noteholders' claim for additional damages in the amount of $13,700,000. On September 3, 2010, the Bankruptcy Court for the Southern District of Mississippi awarded the Premier noteholders $9,600,000, plus interest at the federal judgment rate in effect on August 10, 2007 from that date until the date of payment, but in no event would the Premier noteholders be entitled to damages in an amount exceeding the amount held in the escrow account. Any funds remaining in the escrow account after payment of the award are to be returned to Premier. Premier has filed a notice of appeal of the Bankruptcy Court's decision; no amounts are expected to be paid from the escrow account while the appeal is pending. As a result of the Bankruptcy Court's decision, the Company recorded a loss in selling, general and other expenses in 2010 for the award and interest of $11,200,000.

Competition

Premier faces significant competition primarily from ten other gaming operations in the Mississippi Gulf Coast gaming market and secondarily from gaming operations in Baton Rouge and New Orleans, Louisiana as well as from a Native American casino in Atmore, Alabama. Other competition comes from gaming operations in Lake Charles, Bossier City and Shreveport, Louisiana; Tunica and Philadelphia, Mississippi; Tampa and Hollywood, Florida and other states. Such competition may increase if gaming operations grow in these markets or if legalized gaming expands to nearby states. Many of Premier's competitors are larger and have greater marketing and financial resources.

Government Regulation

The gaming industry in Mississippi is highly regulated. Premier, its ownership and management are subject to findings of suitability reviews by the Mississippi Gaming Commission. In addition, the laws, rules and regulations of state and local governments in Mississippi require Premier to hold various licenses, registrations and permits and to obtain various approvals for a variety of matters. In order to continue operating, Premier must remain in compliance with all laws, rules and regulations and pay gaming taxes on its gross gaming revenues. Failure to maintain such approvals or obtain renewals when due, or failure to comply with new laws or regulations or changes to existing laws and regulations would have an adverse effect on Premier's business. Premier believes it is in compliance with all governmental rules and regulations.

DOMESTIC REAL ESTATE

At December 31, 2010, the Company's net investment in the domestic real estate segment was $141,200,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development. Certain of the Company's real estate investments and the real estate carrying values as of December 31, 2010 include: a large scale mixed-use development project with various residential, retail and commercial space located in Myrtle Beach, South Carolina ($33,600,000); approximately 66 acres of land used by Garcadia, the automobile dealership joint venture ($52,000,000); approximately 76 acres of land located on the island of Islesboro, Maine (approved for 13 residential waterfront lots) and 45 fully developed residential lots on approximately 120 acres of land located in Rockport, Maine on Penobscot Bay, ($45,800,000 in the aggregate); and a 15 acre, unentitled air rights parcel above the train tracks behind Union Station in Washington, D.C. ($11,400,000). Except for the Myrtle Beach project, none of these projects are secured by any indebtedness.

One of the Company's real estate subsidiaries ("MB1") has been the owner and developer of a 12 acre mixed use real estate project located in Myrtle Beach, South Carolina. The project is comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units (real estate carrying value of $18,100,000). The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness with a balance of $100,500,000 at December 31, 2010, that is collateralized by the real estate. The Company also owns 46 acres of land adjacent to the Myrtle Beach project which is planned for 1,151 residential units, including a mixture of single family homes, townhouses and condominium units, and a 15 acre parcel that is planned for 181,000 square feet of retail space (aggregate book value of $15,500,000). The land and the residential units are not collateral for MB1's indebtedness.

During the second quarter of 2009, MB1 was unable to make scheduled payments under its interest rate swap agreement and received several default notices under its bank loan. These events constituted a change in circumstances that caused the Company to conclude that the carrying amount of MB1's real estate asset was not recoverable; accordingly, the Company recorded an impairment charge of $67,800,000 (classified as selling, general and other expenses), which reduced the carrying amount of MB1's real estate to its fair value. Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company was under no obligation to provide the funds to MB1 to pay off the loan.

During the second quarter of 2010, MB1 entered into an agreement with its lenders under which, among other things, MB1 agreed not to interfere with or oppose foreclosure proceedings and the lenders agreed to release MB1 and various guarantors of the loan. A receiver was put in place at the property, foreclosure proceedings commenced and an auction of the property was conducted; however, the Company was informed during the fourth quarter of 2010 that the highest bidder for the property failed to close. In December 2010, the Company was invited to make a bid for the property, with the condition that a foreclosure sale to the Company must close as soon as possible without any due diligence period, which new bidders for the property would require. A subsidiary of the Company offered $19,300,000 for the property (including net working capital amounts); the offer was accepted and the foreclosure sale closed on January 7, 2011.

As a result of the failure of the initial buyer to purchase the property and the subsequent sale to the Company in 2011, the Company concluded that the carrying value of the property was further impaired at December 31, 2010; accordingly, the Company recorded an additional impairment charge in 2010 of $47,100,000 to reflect the property at its fair value of $18,100,000. At closing in 2011, MB1 was released from any remaining liability under the bank loan; accordingly, the remaining balance due after payment of the purchase price ($81,200,000) will be recognized in other income in the first quarter of 2011. Including the cash paid in the foreclosure sale, the Company's cumulative net cash investment in this project is $87,700,000.

In August 2010, the Company sold its operating retail shopping center in Long Island, New York for cash consideration of $17,100,000 and recorded a pre-tax gain on sale of discontinued operations of $4,500,000. The Company has not classified this business' historical results of operations or its assets and liabilities as discontinued operations because such amounts were not significant.

In October 2007, the Company entered into an agreement with the Panama City-Bay County Airport and Industrial District of Panama City, Florida to purchase approximately 708 acres of land which used to be the Panama City-Bay County International Airport. The Company has placed $56,500,000 into escrow; the transaction will close only after the old airport is decommissioned by the Federal Aviation Administration and the seller can deliver free and clear title to the land, subject to contractually permitted exceptions. Prior to closing, all interest earned on the escrow account is for the benefit of the Company and may be withdrawn at any time. The

Company has the right to terminate the agreement and receive a full refund of the escrowed funds if the closing hasn't occurred by April 2012. If the transaction closes, the Company intends to develop the property into a mixed use community with residential, retail, commercial, educational and office sites.

The Company owns approximately 31.4% of the outstanding common stock of HomeFed. In addition, as a result of a 1998 distribution to all of the Company's shareholders, approximately 7.7% and 9.4% of HomeFed is owned by the Company's Chairman and President, respectively. HomeFed is currently engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in California. At December 31, 2010, its development projects consisted of two master-planned communities located in San Diego County, California: San Elijo Hills and a portion of the larger Otay Ranch planning area. The Company accounts for its investment in HomeFed under the equity method of accounting. At December 31, 2010, its investment had a carrying value of $46,100,000, which is included in investments in associated companies. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

Residential property sales volume, prices and new building starts have declined significantly in many U.S. markets, including markets in which the Company has real estate projects in various stages of development. The slowdown in residential sales has been exacerbated by the turmoil in the mortgage lending and credit markets, which has resulted in stricter lending standards and reduced liquidity for prospective home buyers. The Company is not actively soliciting bids for developed and undeveloped lots in Maine, and has deferred its development plans for certain other projects as well. The Company intends to wait for market conditions to improve before marketing certain of its projects for sale.

The real estate development industry is subject to substantial environmental, building, construction, zoning and real estate regulations that are imposed by various federal, state and local authorities. In order to develop its properties, the Company must obtain the approval of numerous governmental agencies regarding such matters as permitted land uses, density, the installation of utility services (such as water, sewer, gas, electric, telephone and cable television) and the dedication of acreage for various community purposes. Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained. Delays in obtaining required approvals and authorizations could adversely affect the profitability of the Company's projects.

MEDICAL PRODUCT DEVELOPMENT

Business

At December 31, 2010, the Company owned approximately 93% of Sangart, a biopharmaceutical company principally engaged in developing medicines designed to enhance the oxygenation of oxygen deprived tissues through targeted oxygen delivery. From 2003 through December 31, 2010, the Company invested an aggregate of $161,500,000 in Sangart, principally to help fund Sangart's ongoing product development activities (as a development stage company, Sangart does not have any revenues from product sales). Since inception, the Company has recorded Sangart losses of $151,300,000, resulting from product development expenses and Sangart's overhead costs. Sangart became a consolidated subsidiary in 2005; the net book value of the Company's investment in Sangart was $8,500,000 at December 31, 2010.

In 2002, Sangart commenced human clinical trials of MP4OX, a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to ischemic (oxygen deprived) tissues. The basis for Sangart's technology is the result of more than 20 years of research in the understanding of how hemoglobin (the oxygen carrier in red blood cells) functions outside of red blood cells in a cell-free environment and how it can be used in conjunction with normal red blood cells to enhance oxygen delivery to organ tissue. MP4 products are made from purified human hemoglobin that is extracted from fully screened and tested outdated human blood obtained from accredited blood centers, which is then bound to polyethylene glycol molecules using Sangart's proprietary processes. Sangart's manufacturing process is able to generate approximately four units of MP4OX using a single unit of blood. Sangart owns or exclusively licenses sixteen U.S. patents and has more than thirty applications pending worldwide covering product composition, manufacturing or methods of use. Patents applicable to the MP4 technology do not begin to expire until 2017.

Sangart has completed seven Phase I and Phase II human clinical studies designed to assess product safety and gather preliminary indications of the product's effectiveness. In 2007 and 2008, Sangart conducted two Phase III clinical trials that involved a total of 850 hip replacement surgery patients in Europe. These studies demonstrated MP4OX's effectiveness in preventing and treating low blood pressure during orthopedic hip replacement surgeries without significant safety concerns being identified, though in one of the Phase III studies there was a slightly higher incidence of adverse events in the MP4OX-treated patients than in the control group. However, because these Phase III trials were conducted in a patient population having a relatively low incidence of medical complications, Sangart decided not to apply for marketing approval to use MP4OX in orthopedic hip replacement surgeries following completion of those studies.

During 2010, Sangart completed a Phase II proof of concept clinical trial of MP4OX in trauma patients in Europe and South Africa. Study results were considered to be successful and would support the conduct of a larger Phase II clinical study in trauma patients, which could commence in the first half of 2011. If this larger Phase II study were to be successful, Sangart would have to conduct Phase III clinical studies in trauma patients. The Phase II and Phase III trauma studies would take several years to complete at substantial cost. Until these Phase II and Phase III studies are successfully completed, Sangart will not be able to request marketing approval and generate revenues from sales in the trauma market.

Sangart is also exploring the application of the MP4 technology in additional therapeutic areas. One area of interest is sickle cell disease, for which Sangart's MP4CO product has been granted orphan drug designation by the European Commission and U.S. Food and Drug Administration. If Sangart is able to successfully obtain marketing approval, these designations will provide MP4CO with market exclusivity for ten years in the European Union and seven years in the United States. Multiple human clinical trials demonstrating the safety and efficacy of MP4CO in the treatment of sickle cell disease would need to be successfully completed before marketing approval can be obtained and revenues from MP4CO sales can be generated. Such studies would take several years to complete at substantial cost.

Substantially all of the funding needed for MP4 development has come from sales of Sangart's equity securities. The Company provided Sangart with $15,300,000 of additional equity funds during 2010, and expects to provide Sangart with sufficient capital through the end of 2011, though it is under no obligation to do so. Thereafter, significant additional funding will be needed for product development and clinical trial activities prior to regulatory approval and commercial launch; the source of such funding has not as yet been determined.

Competitive Environment

MP4 products are intended to be used as oxygen therapeutic agents in clinical and trauma situations where tissues are at risk of inadequate blood flow and oxygenation. Currently there are no similar products approved for sale in the U.S. or the European Union; however, other companies are developing products that could potentially compete with MP4.

Any successful commercialization of MP4 products will depend on an adequate supply of raw materials, principally human red blood cells and polyethylene glycol, at an acceptable quality, quantity and price. Sangart has contracted for a supply of human red blood cells that is expected to be sufficient to produce MP4 at volumes needed for a commercial launch; however, if the product is successful additional sources of red blood cells will be needed to support sales growth. Commitments for quantities of polyethylene glycol to support a commercial launch have not yet been secured.

Sangart leases a 56,700 square foot combination office and manufacturing facility that currently produces MP4 products for its clinical trials. Sangart believes that its current manufacturing facility would have adequate capacity to support a commercial launch, but significant capital improvements would be required or an alternative manufacturing site would need to be acquired for commercial production. In addition to obtaining requisite regulatory approvals and increasing manufacturing capacity for the manufacture and sale of MP4 products, Sangart would have to create sales, marketing and distribution capabilities prior to any commercial launch of this product, either directly or in partnership with a service provider.

Government Regulation

As a product intended for medical use, clinical trials, marketing approval, manufacturing and distribution of MP4 is highly regulated. An application for marketing approval may only be made after the safety and effectiveness of the product has been demonstrated, including through human clinical trial data. In the U.S., the U.S. Food and Drug Administration regulates medical products, including the category known as "biologics", which includes MP4 products. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of MP4 products.

In Europe, each country has its own agency that regulates clinical trials. However, the Committee for Medicinal Products for Human Use ("CHMP"), which is administered by the European Medicines Agency, is an EU-wide regulatory body. Following completion of clinical trials, marketing approval can be granted either by a centralized application through CHMP, or on a decentralized basis by one or more selected countries.

OTHER OPERATIONS

Wineries

The Company's winery operations are managed under the umbrella name, Crimson Wine Group ("Crimson"). Crimson is engaged in the production and sale of premium, ultra premium and luxury wines (i.e., wines that retail for $10 to $14, $14 to $25 and over $25 per 750ml bottle, respectively). Crimson is headquartered in Napa, California and owns three wineries, Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon and Chamisal Vineyards in the Edna Valley of California. Pine Ridge was acquired in 1991 and has been conducting operations since 1978, the Company started Archery Summit in 1993 and Chamisal Vineyards was acquired during 2008 and has been conducting operations since 1973. The Company's investment in Crimson has grown, principally to fund the acquisition of land for vineyard development, construct and develop Archery Summit, acquire Chamisal Vineyards, launch new brands and increase production capacity and storage facilities at the wineries. Crimson controls approximately 188 acres of vineyards in Napa Valley, California, 119 acres of vineyards in the Willamette Valley of Oregon and 97 acres of vineyards in the Edna Valley of California, substantially all of which are owned and producing grapes. Crimson believes that its vineyards are located in some of the most highly regarded appellations and areas of the Napa, Willamette and Edna Valleys. Crimson sold approximately 111,000 9-liter equivalent cases of wine generating revenues of $22,700,000 during 2010 and 92,000 9-liter equivalent cases of wine generating revenues of $19,800,000 during 2009. Additionally, in 2005 and 2006, the Company acquired an aggregate of 611 acres of land in the Horse Heaven Hills of Washington's Columbia Valley, of which approximately 85 acres have been developed into producing vineyards. At December 31, 2010, the net book value of the Company's aggregate investment in Crimson was $92,200,000.

Crimson is expanding its product offerings in the premium and ultra premium segments of the very competitive premium table wine market, including developing new brands at lower price points. The combination of changing consumer spending habits in the current economic environment and many lower priced wines has resulted in an increase in Crimson's promotional expenditures, which include sales and marketing efforts to reach new customers and expand distribution of its products. Crimson's wines are primarily sold to distributors, who then sell to retailers and restaurants. Consolidation at the distributor and retail level has increased which has added competitive pressure to increase marketing and sales spending and constrain pricing. As permitted under federal and local regulations, Crimson has also been placing increasing emphasis on sales direct to consumers, which they are able to do through the internet, wine clubs and at the wineries' tasting rooms. During 2010, direct sales to consumers represented 21% of case sales and 51% of wine revenues. Wholesale sales of the Company's wines in California (excluding direct sales to consumers) amounted to approximately 19% of 2010 wholesale wine revenues.

Crimson's wines compete with small and large producers in the U.S., as well as with imported wines, and the ultimate consumer has many choices. Demand for wine in the premium, ultra premium and luxury market segments can rise and fall with general economic conditions, and is also significantly affected by grape supply.

The demand for Crimson's products is also affected by the ratings given the wines in industry and consumer publications. In the current economic climate, consumer demand has shifted away from the higher-priced luxury segment to wines in the lower-priced premium and ultra premium categories. While Crimson's current vineyard holdings in the Napa, Willamette and Edna valleys continue to be a substantial source for its wine products, Crimson has and will continue to acquire more purchased fruit as it shifts its product offerings to the lower-priced wine segments.

The wineries' production, sales and distribution activities are subject to regulation by agencies of both federal and state governments. Recently, some states have increased and others have considered proposals to increase state alcohol taxes. State regulations that prohibited or restricted sales of wine direct to consumers by producers that are located in another state continue to be amended or overturned to permit increased direct sales to consumers in other states. For the year ended December 31, 2010, Crimson sold wine direct to consumers in 42 states across the U.S.

Energy Projects

During the past few years, the Company has been incurring costs to investigate and evaluate the development of a number of large scale domestic energy projects. These projects plan to use gasification technology to convert different types of low grade fossil fuels into clean energy products. The Company has also invested in certain energy projects that do not plan to use gasification technologies. The Company has expensed costs to investigate, evaluate and obtain various permits and approvals for its various energy projects of $27,200,000, $25,300,000 and $33,400,000 during the years ended December 31, 2010, 2009 and 2008, respectively.

Although there are a number of large scale projects the Company is currently investigating, the Company is not obligated to develop any of the projects, and no assurance can be given that the Company will be successful in fully developing any of these projects. Any project that the Company might develop would likely require a significant equity investment, which the Company presently does not intend to fund by itself, the acquisition of substantial non-recourse borrowings to build the projects (total development costs for these types of projects range from $1 billion to $3 billion), the procurement of purchase commitments for long-term supplies of feedstock, long-term commitments from purchasers of the output, various permits and regulatory approvals and significant technological and engineering expertise to implement. The investigation, evaluation and financing of these large scale projects will take years to complete.

The Company is currently evaluating the development of a gasification project which would be built in Louisiana by the Company's wholly-owned subsidiary, Lake Charles Cogeneration LLC ("LCC"), for an estimated total cost of between $2,300,000,000 and $2,600,000,000. LCC has been awarded $1,561,000,000 in tax exempt bonds to support the development of the project which would be issued by the Lake Charles Harbor and Terminal District of Lake Charles, Louisiana. Pursuant to LCC's agreements with the local municipality, upon the completion of pending permitting, regulatory approval, design engineering and the satisfaction of certain other conditions of the financing agreements, the bonds will be marketed on a long-term basis and the proceeds will be released to LCC to use for the payment of development and construction costs for the project. LCC has also been awarded $128,000,000 of investment tax credits and received a $260,000,000 federal government grant for carbon capture and sequestration. The Company is not obligated to make equity contributions to LCC until it completes its investigation and the project is approved by the Company's Board of Directors. The Lake Charles Cogeneration project is a new chemical manufacturing project that plans to use quench gasification technology to produce energy products from low grade solid fuel sources such as petroleum coke. LCC is evaluating the primary product options to be produced by the Lake Charles Cogeneration project including substitute natural gas, methanol and hydrogen.

In July 2009, two of the Company's other prospective gasification projects, one in Indiana and the other in Mississippi, were selected by the U.S. Department of Energy ("DOE") to proceed to detailed due diligence and negotiations of terms and conditions necessary for the DOE to issue conditional commitments for loan guarantees aggregating up to $3,600,000,000. While these commitments represent important milestones in the selection process, the guarantees are subject to detailed and extensive due diligence by the DOE and no assurance can be given that a loan guaranty for either project will ultimately be given.

OTHER INVESTMENTS

Berkadia

Berkadia, a joint venture between Berkshire Hathaway and the Company, acquired a commercial mortgage origination and servicing business in December 2009. The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,200,000 of equity capital to fund the acquisition. In addition, a subsidiary of Berkshire Hathaway provided Berkadia with a five-year, $1 billion secured credit facility, which is used to fund mortgage loans and servicer advances, purchase mortgage servicing rights and for working capital needs. In the fourth quarter of 2010, Berkadia's secured credit facility was amended to increase the size of the credit facility to $1.5 billion, with the Company agreeing to provide the increased funds under the facility. The increase in the size of the credit facility will enable Berkadia to hold new loan originations for a longer period prior to sale, generating interest income in excess of the interest due under the facility. So long as there is no default under the credit facility, principal repayments will first be applied to the Company's portion of the outstanding loan and then to Berkshire Hathaway's portion. In addition, the Company has the right to direct Berkadia to expedite its sale of loans under its various programs thereby reducing or eliminating the need for the additional funding. Pursuant to the Company's amended guaranty to Berkshire Hathaway, any losses incurred under the facility will continue to be shared equally by the Company and Berkshire Hathaway.

The Company accounts for Berkadia as an investment in an associated company and applies the equity method of accounting. For the year ended December 31, 2010 and the period ended December 31, 2009, the Company recorded income from Berkadia of $16,200,000 and $20,800,000, respectively, of which $24,400,000 in the 2009 period represented the Company's share of a bargain purchase gain (for more information, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations). During 2010, the Company received cash dividends from Berkadia of $20,000,000. At December 31, 2010, the carrying amount of the Company's investment in and loans to Berkadia was $475,100,000.

The commercial mortgage servicing business provides primary, master and special servicing activities for commercial mortgage-backed securities ("CMBS"). In addition, Berkadia carries out servicing activities on a contracted basis for third parties such as insurance companies, banks and other financial institutions. Berkadia is an approved servicer of loans for Fannie Mae, Freddie Mac, Ginnie Mae and the FHA, and is one of the largest servicers of commercial real estate loans in the U.S. As of December 31, 2010, Berkadia had a servicing portfolio of approximately 28,000 loans with an unpaid principal balance of $214 billion summarized as follows (dollars in thousands):

	Number of Loans	Unpaid Principal Balance
CMBS	14,190	$113,472,975
Fee-for-service	5,489	40,993,840
Agency	5,444	35,164,553
Special serviced (1)	1,817	16,668,007
Other	1,165	7,657,992
Total	28,105	$213,957,367

(1) Represents loans where Berkadia provides special servicing only. Berkadia is also the named special servicer on approximately $20 billion of loans for which it also acts as the primary or master servicer which are included on the line CMBS in the table above.

A primary servicer of a loan is the primary contact with the borrower and is generally responsible for carrying out all cash management functions relating to the loan, including providing monthly billing statements to the borrower and collecting and applying payments on the loan; administering reserve and escrow funds for repairs, tenant improvements, taxes and insurance; obtaining and analyzing operating and financial statements of the borrower and performing periodic property inspections; preparing and providing periodic reports and remittances to the master servicer or other designated persons; administering lien filings; and other specified functions.

A master servicer is responsible for administration of a pool of loans that is transferred to a trust or other special purpose entity in connection with a securitization transaction pursuant to a pooling and servicing agreement. A master servicer is responsible for ensuring that primary servicers act in a diligent manner when carrying out their collection and administration activities, and is also required to handle all remittance and reporting activities required by the pooling and servicing agreement. While some master servicer functions may be sub-contracted and performed by a primary servicer, as a master servicer Berkadia is ultimately responsible for the performance of any functions that have been sub-contracted to a primary servicer.

Master servicers are generally required to advance funds to cover any delinquent payments on the securitized loans and any taxes and insurance premiums not paid by borrowers or covered by borrowers' escrow funds, provided that the servicer determines that the advances will be recoverable from loan payments or liquidation proceeds in the future. These "servicing advances," along with accrued interest, are treated as having priority over the rights of other investors in the securitization. In certain circumstances, Berkadia may have similar obligations to advance funds in connection with loans under which it is a primary servicer.

A special servicer is a specialist in dealing with defaulted loans and is usually selected by the holder of the subordinated interest in a securitization vehicle. Typically, a loan may be transferred from the master servicer to a special servicer if it is more than 60 days delinquent, a borrower files for bankruptcy or the master servicer determines a default is imminent. Once a loan is transferred to special servicing, asset managers take steps to bring the account to a performing status or exercise other remedies, including loan modification, foreclosure, a negotiated pay-off or a sale of the loan. Special servicers are generally paid higher monthly servicing fees and resolution fees in connection with the loans that they service.

Fee-for-service customers generally require the same type of collection, monitoring and reporting services as other programs; however, since the customer retains ownership of the loan there are no third party bondholders or investors. In addition, the mortgage servicing rights are not purchased, instead the customer contracts with Berkadia to service its loans. The contract usually has a defined term and may be terminated on short notice.

As a servicer, Berkadia is frequently responsible for managing, on behalf of its investors, the balances that are maintained in custodial accounts for the purposes of collecting and distributing principal and interest and for funding repairs, tenant improvements, taxes and insurance related to the mortgaged properties it services. Berkadia derives certain economic benefits associated with a portion of these balances. Such balances totaled in excess of $4 billion as of December 31, 2010.

Berkadia originates commercial real estate loans for Fannie Mae, Freddie Mac, Ginnie Mae and the FHA using their underwriting guidelines, and will typically sell the loan shortly after it is funded. Provided Berkadia adheres to the underwriting guidelines, these government related entities must purchase the loan at the face amount plus accrued interest; Berkadia retains the mortgage servicing rights. In addition, as a condition to Fannie Mae's delegation of responsibility for underwriting, originating and servicing of loans, Berkadia assumes a limited first-dollar loss position throughout the term of each loan sold to Fannie Mae.

During 2011, Berkadia plans to originate commercial mortgage loans which are not part of the government agency programs discussed above. Berkadia will originate loans intended to be conveyed into CMBS transactions sponsored by third parties ("CMBS loans") and provide interim financing to borrowers who intend to refinance such loans with an eligible government agency ("Bridge loans"). Berkadia expects to hold CMBS loans for 3 to 6 months pending sale to a securitization vehicle and Bridge loans for up to 1 year pending refinance. Berkadia intends that a maximum of $250,000,000 of CMBS loans and Bridge loans will be outstanding at any one time.

Berkadia is required under its servicing agreements to maintain certain minimum servicer ratings or qualifications from the rating agencies. A downgrade below a certain level may give rise to the right of a customer or trustee of a securitized transaction to terminate Berkadia as servicer. Berkadia currently maintains approvals or ratings from Moody's Investors Service, Fitch Ratings, Standard & Poor's and Dominion Bond Rating Services. These ratings currently exceed the minimum ratings required by the related servicing agreements. Ratings issued by the rating agencies can be withdrawn or lowered at any time. In addition, Fannie Mae and Freddie Mac retain broad discretion to terminate Berkadia as a seller/servicer without cause upon notice.

Jefferies

In April 2008, the Company sold to Jefferies 10,000,000 of the Company's common shares, and received 26,585,310 shares of common stock of Jefferies and $100,021,000 in cash. The Jefferies common shares were valued based on the closing price of the Jefferies common stock on April 18, 2008, the last trading date prior to the acquisition ($398,248,000 in the aggregate). Including shares acquired in open market purchases, as of December 31, 2010, the Company owns an aggregate of 49,351,385 Jefferies common shares (approximately 28% of the Jefferies outstanding common shares) for a total investment of $812,400,000. The Company's investment in Jefferies is classified as an investment in an associated company and is carried at fair value, which was $1,314,200,000 at the December 31, 2010 closing market price. Jefferies has entered into a registration rights agreement covering all of the Jefferies common stock owned by the Company. Jefferies is a full-service global investment bank and institutional securities firm serving companies and their investors. Detailed financial and other information about Jefferies may be found on its website (www.jefferies.com).

In accordance with accounting principles generally accepted in the United States ("GAAP"), the Company is permitted to choose to measure many financial instruments and certain other items at fair value (the "fair value option"), and to report unrealized gains and losses on items for which the fair value option is elected in earnings. The Company elected the fair value option to account for its investment in Jefferies rather than the equity method of accounting. Income (losses) related to associated companies includes unrealized gains (losses) resulting from changes in the fair value of Jefferies of $143,300,000, $469,800,000 and $(111,200,000) for the years ended December 31, 2010, 2009 and 2008, respectively.

JHYH

During 2007, the Company and Jefferies formed JHYH and each initially committed to invest $600,000,000. The Company invested $250,000,000 in cash plus its $100,000,000 investment in JPOF II during 2007; any request for additional capital contributions from the Company will now require the consent of the Company's designees to the Jefferies board. The Company does not anticipate making additional capital contributions in the near future. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000 in JHYH. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the balance of the profits of JHYH, and are mandatorily redeemable in 2013, with an option to extend up to three additional one-year periods. JHYH is considered a variable interest entity that is consolidated by Jefferies, since Jefferies is the primary beneficiary. For the years ended December 31, 2010, 2009 and 2008, the Company recorded pre-tax income (losses) from this investment of $20,100,000, $37,200,000 and $(69,100,000), respectively, under the equity method of accounting; at December 31, 2010, the Company's investment in JHYH was $321,000,000.

Fortescue

During 2006 and 2007, the Company invested an aggregate of $452,200,000 in Fortescue's Pilbara iron ore and infrastructure project in Western Australia, including expenses. In exchange for its cash investment, the Company received 277,986,000 common shares of Fortescue, and a $100,000,000 unsecured note of FMG that matures in August 2019. In the first quarter of 2010, the Company sold 30,000,000 common shares for net cash proceeds of $121,500,000, reducing its interest in Fortescue to 247,986,000 common shares (approximately 8% of Fortescue's outstanding common shares). Interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas. Fortescue is a publicly traded company on the Australian Stock Exchange, and the shares acquired by the Company may be sold without restriction on the Australian Stock Exchange or in accordance with applicable securities laws. The Company's investment in the Fortescue common shares is classified as a non-current available for sale investment and carried at market value as of each balance sheet date. At December 31, 2010, the market value of the Fortescue common shares was $1,659,600,000.

Interest on the FMG Note is payable semi-annually within 30 days of June 30th and December 31st of each year; however, cash interest payments due in 2008 and 2009 were deferred by FMG due to covenants contained in the project's senior secured debt (for periods prior to January 1, 2010). Any interest payment that was deferred earned simple interest at an annual rate of 9.5%. Inasmuch as FMG's senior secured debt was redeemed in 2010, the covenants requiring the deferral of interest no longer apply. The Company recorded interest income on the FMG Note (including interest on deferred payments) of $149,300,000, $66,100,000 and $40,500,000 for the years ended December 31, 2010, 2009 and 2008, respectively. During 2010, the Company received $172,100,000 (before withholding taxes) from FMG in payment of accrued interest due through June 30, 2010. In January 2011, the Company received $81,000,000 (before withholding taxes) from FMG in payment of interest due for the second half of 2010. The ultimate value of the note will depend on the volume of iron ore shipped and iron ore prices over the remaining term of the note, which can fluctuate widely, as well as the outcome of the litigation described below.

The Company's initial Fortescue investment was allocated to the common shares acquired, using the market value on the acquisition date, a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note component of this investment is being accounted for as a loan-like instrument, with income being recognized as the note is accreted up to its face value of $100,000,000, using a rate of 12.5%. It is classified with other non-current investments with a balance of $36,300,000 at December 31, 2010. The prepaid mining interest, which is being amortized to expense as the 4% of revenue is earned, is classified as other current and non-current assets with an aggregate balance of $164,300,000 at December 31, 2010. Depreciation and amortization expenses include prepaid mining interest amortization of $9,900,000, $7,300,000 and $2,800,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

On August 9, 2010, the Company was advised that Fortescue is asserting that FMG is entitled to issue additional notes identical to the FMG Note in an unlimited amount. Fortescue further claims that any interest to be paid on additional notes can dilute, on a pro rata basis, the Company's entitlement to the stated interest of 4% of net revenue. This claim was made four years after the issuance to the Company of the FMG Note, during which time Fortescue has never asserted this purported right to dilute the Company's interest in any of Fortescue's public filings or other communications. The Company does not believe that FMG has the right to issue additional notes which affect the Company's interest or that the interpretation by Fortescue of the terms of the FMG Note, as currently claimed by Fortescue, reflects the agreement between the parties.

On September 1, 2010, the Company filed a Writ of Summons against Fortescue, FMG and Fortescue's Chief Executive Officer in the Supreme Court of Western Australia. The Writ of Summons seeks, among other things, an injunction restraining the issuance of any additional notes identical to the FMG Note and damages. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the Company's future cash flows from the FMG Note and future results of operations would be materially and adversely affected to the extent of the dilution resulting from the issuance of such additional notes.

During 2010, a Minerals Resource Rent Tax was proposed in Australia that would impact Fortescue if enacted by the Australian legislature; the proposed effective date of the tax is July 1, 2012. Meetings between Australian government officials and mining companies in Australia are ongoing, and the initial proposal has changed and remains subject to further change. When it was first proposed the extra tax burden did have an adverse impact on the market value of the Fortescue common shares held by the Company. As currently proposed the tax will not have any impact on the calculation of the interest payable on the FMG Note. Further, based on the Company's review of available information concerning the proposed tax and its anticipated impact on Fortescue, the Company does not believe the proposed tax is so onerous as to cause a liquidity problem for FMG resulting in FMG's inability to service its debt obligations, including the FMG Note. The Company does not believe that its zero-coupon note or prepaid mining interest are impaired or will become impaired as a result of the proposed tax.

The project information presented in the paragraphs below was obtained from Fortescue's website, (www.fmgl.com.au), which contains substantial additional information about Fortescue, its operating activities and the project. Fortescue shipped its first iron ore in May 2008 and for the year ending December 31, 2010, Fortescue's total revenue from iron ore sales was $3,877,500,000.

Fortescue announced reserve estimates for the Cloud Break and Christmas Creek areas, which are net of mine depletion and ore recovery, include 98 million metric tons of proved iron ore reserves and 1.44 billion metric tons of probable iron ore reserves, in accordance with the Australasian Joint Ore Reserves Committee code. This reserve estimate is solely for these two areas, which cover an area of approximately 770 square kilometers. Fortescue has additional tenements in the Pilbara region of Western Australia and has since announced reserve estimates for some of its other tenements. Although Fortescue has received all major approvals required under the various governmental, environmental, and native title processes for the Cloud Break and Christmas Creek tenements, it does not possess all of the approvals for mining activities at its other tenements. Mining revenues derived from tenements other than Cloud Break and Christmas Creek do not increase the interest payable to the Company on the FMG note.

Fortescue's initial feasibility study was commissioned to identify a quantity and quality of iron ore that would support an initial mine plan that produces 45 million metric tons per annum for a 20 year period. In 2009 Fortescue launched a self-funded expansion program to increase its base mining plan to 55 million metric tons per annum from Cloud Break and Christmas Creek that it expects to begin commissioning in the first quarter of 2011. In 2010 Fortescue announced a further expansion to increase its mining plan to 155 million metric tons per annum, of which 90 million metric tons per annum will come from Cloud Break and Christmas Creek. Since the benchmark pricing system that historically determined iron ore prices collapsed in 2009, Fortescue has followed the lead of the largest iron ore producers and is charging its customers prices based on an index pricing regime that reflects recent iron ore spot prices.

In addition to the Company's investment and equity investments from other parties, Fortescue initially raised $2,051,000,000 of senior secured debt to fund the construction of its infrastructure, which included a 260 kilometer railroad, port and related port infrastructure at Port Hedland, Australia, as well as a crushing and screening plant, access roads and other infrastructure at the mine site. During 2010, Fortescue redeemed its senior secured debt and borrowed additional amounts to fund expansion activities. At December 31, 2010, Fortescue had $3,540,000,000 of senior unsecured notes outstanding.

Inmet

Inmet is a Canadian-based global mining company traded on the Toronto stock exchange (Symbol: IMN). In August 2005, the Company sold to Inmet a 70% interest in Cobre Las Cruces, a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain, in exchange for 5,600,000 common shares of Inmet. In November 2010, the Company sold to Inmet its remaining 30% equity interest in and subordinated sponsor loans to Las Cruces for aggregate consideration of $576,000,000. The purchase price was comprised of $150,000,000 of cash and 5,442,413 newly issued common shares of Inmet, which were valued at the market price of the Inmet common shares on the closing date of the transaction. In addition, the Company was released from its guarantee of $72,000,000 of debt owed by Las Cruces to an affiliate of Inmet. The Company reported a gain on the sale of $383,400,000 in investment and other income. At December 31, 2010, the Company owns a total of 11,042,413 Inmet common shares which are reflected on the Company's consolidated balance sheet at market value of $862,500,000 (approximately 18% of Inmet's outstanding common shares). Pursuant to the rules of the Toronto Stock Exchange, the newly acquired Inmet common shares may not be sold until April 2011. The Inmet shares have registration rights and may be sold in accordance with applicable securities laws, subject to the restriction for the shares acquired in 2010. Detailed financial and other information about Inmet may be found on its website (www.inmetmining.com).

In January 2011, Inmet announced that it had entered into an agreement with Lundin Mining Corporation ("Lundin") pursuant to which shareholders of Inmet and Lundin will receive new common shares of an amalgamated corporation named Symterra Corporation ("Symterra") containing all of the assets of both companies. The Company entered into a voting and support agreement with Lundin pursuant to which it has agreed to vote all of the Inmet common shares it owns in favor of the transaction, subject to customary conditions. While the voting and support agreement remains in effect the Company will not be able to sell any of the Inmet shares it owns. The voting and support agreement will terminate if the merger is not completed by June 30, 2011. Based on the announced terms of the transaction, if it is consummated the Company expects to own approximately 9% of Symterra. Closing of the transaction is subject to closing conditions that are customary under Canadian law for this type of transaction.

Garcadia

The Company has entered into a joint venture agreement with Garff Enterprises, Inc. ("Garff") pursuant to which the joint venture has acquired various automobile dealerships. The joint venture agreement specifies that the Company and Garff shall have equal board representation and equal votes on all matters affecting Garcadia, and that all cash flows from Garcadia will be allocated 65% to the Company and 35% to Garff, which reflects that the Company made a larger equity investment. Garcadia's strategy is to acquire automobile dealerships in secondary market locations meeting its specified return criteria. As of December 31, 2010, Garcadia owned 14 dealerships comprised of domestic and foreign automobile makers. The Company has received cash distributions of fees and earnings aggregating $8,800,000, $6,100,000 and $6,500,000 for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, the Company owns the land for certain dealerships and leases it to the dealerships for rent aggregating $5,100,000, $5,000,000 and $3,800,000 for the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010, the Company's investment in Garcadia (excluding the land) was classified as an investment in associated company with a carrying value of $35,900,000.

During 2009, the Company's equity in losses of Garcadia includes impairment charges for goodwill and other intangible assets aggregating $32,300,000. Garcadia's automobile dealerships had been adversely impacted by general economic conditions, and the bankruptcy filings by two of the three largest U.S. automobile manufacturers in 2009 was a change in circumstances that caused Garcadia to evaluate the recoverability of its goodwill and other intangible assets. None of Garcadia's automobile dealerships were closed as a result of the restructuring of the U.S. automobile manufacturers. During 2010, Garcadia did lose two franchises when General Motors announced it was going to discontinue Pontiac.

Other

In June 2007, the Company invested $200,000,000 to acquire a 10% limited partnership interest in Pershing Square IV, L.P. ("Pershing Square"), a newly-formed private investment partnership whose investment decisions are at the sole discretion of Pershing Square's general partner. The stated objective of Pershing Square was to create significant capital appreciation by investing in Target Corporation. The Company recorded income (losses) under the equity method of accounting from this investment of $3,000,000, $(3,200,000) and $(77,700,000) in 2010, 2009 and 2008, respectively, principally resulting from declines in the market value of Target Corporation's common stock. During 2010, the Company redeemed its interest in Pershing Square by transferring its equity into a larger, more diversified investment partnership managed by the same manager. The Company's percentage ownership interest in this larger investment partnership is much smaller and does not qualify for the equity method of accounting.

The Company beneficially owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at February 17, 2011 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934): Jefferies (27.8%), HomeFed (31.4%) and International Assets Holding Corporation (7.7%). In addition to the Company's equity interests in Fortescue and Inmet discussed above, the Company also owns a 7.0% equity interest in JZ Capital Partners Limited, a British company traded on the London Stock Exchange.

For further information about the Company's business, including the Company's investments, reference is made to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report and Notes to Consolidated Financial Statements.

Item 1A. Risk Factors.

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this Report, before you decide whether to purchase our common stock. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Future acquisitions and dispositions of our operations and investments are possible, changing the components of our assets and liabilities, and if unsuccessful could reduce the value of our common shares. Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities. Consequently, our financial condition, results of operations and the trading price of our common shares may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

We are dependent on certain key personnel. We are dependent on the services of Ian M. Cumming and Joseph S. Steinberg, our Chairman of the Board and President, respectively. Messrs. Cumming's and Steinberg's employment agreements with us expire June 30, 2015. These individuals are also significant shareholders of our Company. As of February 17, 2011, Messrs. Cumming and Steinberg and trusts for the benefit of their respective families (excluding certain private charitable foundations) beneficially owned approximately 9.7% and 10.8% of our outstanding common shares, respectively. Accordingly, Messrs. Cumming and Steinberg exert significant influence over all matters requiring approval by our shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

We operate in a variety of industries and market sectors, all of which are very competitive and susceptible to economic downturns and have been adversely affected by recent economic conditions. Starting in 2008, the recession and general economic conditions have adversely affected operating results in the manufacturing, oil and gas drilling services, gaming entertainment and domestic real estate segments, which is likely to continue until the economy recovers. The performance of these business units during this period has resulted in a lower valuation for these businesses, and a worsening of general economic or market conditions could result in a further deterioration in the values of our businesses or investments.

Declines in the U.S. housing market have reduced revenues and profitability of the manufacturing businesses and may continue to do so. Our manufacturing operations, in particular Idaho Timber, have generated significant revenues when the U.S. housing market was strong. The weak U.S. housing market during the last few years has resulted in fewer new housing starts, which has adversely impacted revenues and profitability at Idaho Timber. Idaho Timber does not expect to return to prior levels of profitability until the U.S. housing market recovers.

The prices and availability of key raw materials affects the profitability of our manufacturing operations, and also impacts Sangart's ability to conduct its clinical trials. Although the Company's operating subsidiaries are not currently experiencing any shortage of raw materials, if the subsidiaries experience shortages, revenues and profitability of the manufacturing subsidiaries would decline. Sangart has access to sufficient raw materials to conduct its clinical trials; however, it has not secured commitments for sufficient raw materials for a commercial launch, which would also require additional investments in manufacturing capacity. In addition, the cost of polypropylene, the principal raw material used by Conwed Plastics, has increased by approximately 146% from 2002. The price of polypropylene has historically fluctuated with the price of oil and natural gas but growing economies in China and India have resulted in increased demand and impacted prices.

Keen's revenues and profitability are impacted by natural gas and oil supplies and prices and the supply of drilling rigs in the marketplace. During periods of decreased demand for natural gas and oil, Keen's rig utilization will decline and Keen's competitors may also have excess capacity in the marketplace, which adversely impacts Keen's revenues and profitability.

The lack of liquidity in the capital markets could adversely affect exploration, production and development activities of Keen's customers, which could cause a reduction in Keen's rig utilization and profitability. The combination of low natural gas prices, the volatility and level of oil prices and the lack of liquidity in the capital markets could force Keen's customers to reduce drilling programs, impair their ability to sustain their current level of operations and could adversely impact their ability to meet their cash obligations. In addition to reduced rig utilization and profitability, which could result in impairment charges for certain rigs, difficulties experienced by Keen's customers could increase Keen's bad debt expense.

The nature of Keen's operating activities can be hazardous, and accidents can cause personal injury or death, damage to Keen's equipment and/or environmental damage. These hazards are inherent in the contract drilling business, and if Keen is not fully protected through insurance coverage or indemnification from its customers any such accidents could adversely impact Keen's profitability. Keen maintains insurance coverage and has indemnification agreements with many of its customers; however, there is no assurance that such insurance or indemnification agreements would adequately protect Keen against liability or loss from all consequences of any accidents. Additionally, Keen may not be able to purchase insurance economically.

New technologies could cause Keen's drilling equipment and methods to become less competitive, resulting in reduced profitability or a requirement to make significant capital investments to remain competitive. Improvements in drilling technology could cause Keen to become less competitive, lose business, suffer reduced profitability or result in impairment charges with respect to its drilling equipment.

When drilling pursuant to footage or turnkey contracts, Keen could incur unexpected cost overruns which could negatively impact Keen's profitability. Keen typically provides contract drilling services under daywork contracts under which Keen's customers assume most of the risks associated with drilling operations. If Keen enters footage or turnkey contracts, Keen is paid a fixed amount, regardless of the time required or operational problems encountered. Keen typically pays more of the out-of-pocket operating costs on a footage or turnkey contract versus daywork contract.

The Hard Rock Biloxi is dependent upon patronage of persons living in the Gulf Coast region. The Hard Rock Biloxi primarily seeks to attract patrons from its local geographic area. Downturns in local and regional economic conditions, an increase in competition in the surrounding area and interruptions caused by hurricanes could negatively impact operating results.

We may not be able to insure certain risks economically. We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if the Company is required to pay a deductible for an insured loss, results of operations could be adversely affected. Premier has been severely damaged by hurricanes in the past, and it is possible that storms could cause significant damage in the future. Damages from storms could result in Premier closing its facility to make repairs, resulting in lost business and adversely affecting results of operations.

Increases in mortgage interest rate levels, the lack of available consumer credit and the depressed real estate market have reduced and may continue to reduce consumer demand for certain of our real estate development projects and result in impairment charges. Due to current depressed economic conditions in the national real estate market, most of the Company's real estate development projects are not being marketed for sale. If the Company begins to market its development projects in the future, the ability to successfully attract customers will be highly dependent upon consumers' ability to finance real estate purchases with affordable loans. If the Company is unable to realize its projected cash flows for its development projects, impairment charges are likely.

Sangart is subject to extensive government regulation, cannot generate any revenue without regulatory approval of its products and is also subject to all of the risks inherent in establishing a new business. The Company has invested approximately $161,500,000 in Sangart, principally to help fund Sangart's product development activities. While these funds are generally expensed by Sangart when spent, the Company cannot be assured that it will ever receive a return on its investment due to the risky nature of Sangart's development activities. Clinical trials of Sangart's product candidates are not complete, the products have not been approved for sale by regulatory authorities and there is a risk that its products may never prove effective or be approved.

There are other companies developing products for the same market that Sangart is targeting, and if they are successful in bringing their product to market before Sangart it may significantly impair Sangart's ability to compete in the same market segment. Even if Sangart is successful in obtaining regulatory approval to sell its products, competitors may receive approval prior to Sangart and/or have more effective products which could reduce demand for Sangart's products.

Sangart's success depends on its ability to obtain, maintain and defend patent protection for its products and technologies, preserve trade secrets and operate without infringing on the intellectual property rights of others. The patent positions of biopharmaceutical companies, such as Sangart, are generally uncertain and involve complex legal and factual questions. If Sangart's intellectual property positions are challenged, invalidated, circumvented or expire, or if Sangart fails to maintain its third-party intellectual property licenses in good standing, its ability to successfully bring MP4 products to market would be adversely affected, it could incur monetary liabilities or be required to cease using the technology or product in dispute.

Sangart will require significant additional funding for product development and clinical trial activities prior to regulatory approval and commercial launch; the source of such funding has not been identified. The Company expects to provide Sangart with sufficient capital through the end of 2011. Sangart has had discussions with third-party investors; however, no agreements have been reached and if such agreements are entered into it would likely result in significant dilution of the Company's interest. The Company has not determined whether it will continue to provide funds to Sangart and if so how much it will provide. If Sangart is not provided with additional funds from either the Company or other sources when needed, it is unlikely that the Company will ever realize any significant return of its invested capital.

The Company has incurred costs to investigate and evaluate the development of a number of large scale energy projects; however, development of these projects is subject to obtaining significant third-party debt and equity financing, regulatory approvals, the procurement of purchase commitments for long-term supplies of feedstock and securing long-term commitments from purchasers of the output. Although the Company has spent material amounts in the investigation of large scale energy projects, it will not be able to develop these projects without financing from other sources, various regulatory approvals and commitments from third-parties. The timing of the commencement of construction of any project is also dependent upon the receipt of financing and regulatory approvals. If the Company is unable to obtain such financing, approvals or commitments, it will not be able to recover its investment.

If Berkadia does not maintain certain specified ratings from the credit rating agencies it could lose its mortgage servicing rights. Berkadia is required to maintain specified ratings from the credit rating agencies, and failure to do so would give its customers the right to terminate their mortgage servicing agreements. If mortgage servicing agreements were terminated as a result of a credit ratings downgrade, the Company could lose its entire equity investment and may be exposed to loss for some or all of its exposure on the Berkadia secured credit facility.

When Berkadia originates loans for Fannie Mae, it is often required to share in the losses on such loans, which could be in excess of reserved amounts. Berkadia carries a reserve on its balance sheet for contingent losses on loans originated for Fannie Mae that have loss sharing requirements. If actual losses exceed amounts reserved, Berkadia's profitability and cash flows will be reduced.

The loss of or changes in Berkadia's relationships with U.S. Government-Sponsored Enterprises and federal agencies would have an adverse effect on Berkadia's business. Berkadia's status as an approved seller/servicer for Fannie Mae and Freddie Mac and its status as an FHA-approved mortgagee and issuer of Ginnie Mae mortgage-backed securities afford Berkadia a number of advantages. Berkadia's failure to comply with the applicable U.S. Government-Sponsored Enterprise or agency standards (financial and otherwise) may result in its termination as an approved seller/servicer, mortgagee or issuer. The loss of any such status could have a material adverse impact on Berkadia's results of operations, could result in a loss of similar approvals from other U.S. Government-Sponsored Enterprises or federal agencies and could have other adverse consequences to the business. Fannie Mae and Freddie Mac retain broad discretion to terminate Berkadia as a seller/servicer without cause upon notice.

Changes in existing government-sponsored and federal mortgage programs could negatively affect Berkadia's business. Berkadia's ability to generate income through mortgage sales to institutional investors depends in part on programs sponsored by Fannie Mae, Freddie Mac and the FHA, which facilitate the issuance of mortgage-backed securities in the secondary market. These programs have been reduced in recent periods due to current economic conditions. Any discontinuation of, or significant reduction in, the operation of those programs could have a material adverse effect on Berkadia's loan origination and servicing business and results of operations. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these entities could negatively impact Berkadia's results of operations and cash flows.

Berkadia's special servicing and fee-for-service businesses may be terminated on short notice. Special servicing for each CMBS transaction is usually controlled by the subordinated bond holder class of the securitization. The owners of the subordinated bonds may change from time to time, and subordinated bond holders may replace Berkadia with a different special servicer. Fee-for-service customers are permitted to terminate Berkadia on short notice, usually 30 days. If Berkadia loses special servicing rights or is terminated by fee-for-service customers, it would negatively impact Berkadia's results of operations and cash flows.

Proposed CMBS and Bridge loan programs will expose Berkadia to credit and interest rate risk that it is not subject to with its government agency lending programs. Unlike its government agency lending programs, Berkadia cannot be assured it will be able to sell CMBS and Bridge loans at par value to a third-party without any exposure to credit or interest rate risk. If for any reason Berkadia is unable to sell a CMBS loan into the securization market or refinance a Bridge loan, it will retain all risks associated with such loan for as long as it owns the loan. Berkadia may be forced to sell such loans to a third party at a discount, which would reduce Berkadia's profitability and cash flows.

Berkadia's business is significantly affected by general economic conditions, particularly in the commercial real estate industry, and could be harmed in the event of a continued economic slowdown, prolonged recession or other market downturn or disruption. Berkadia's business and earnings are sensitive to changes in government policies and regulations, changes in interest rates, inflation, deflation, oversupply of real estate properties, fluctuations in the real estate and debt capital markets and developments in national and local economies. Unfavorable economic conditions could have an adverse effect on Berkadia's business, including decreasing the demand for new loans and the servicing of loans originated by third parties.

The Company has a substantial investment in Jefferies, an investment banking and securities firm whose operating results are greatly affected by the economy and financial markets. Although Jefferies' operating results showed great improvement during the last two years, during 2008, turmoil in the equity and credit markets had an adverse effect on the volume and size of transactions Jefferies executed for its customers, resulting in reduced revenues and profitability in its investment banking, asset management and trading activities, as well as losses in its principal trading activities. Future declines in Jefferies operating results caused by these or other conditions could adversely affect the value of the Company's investment.

New financial legislation could affect the market value of the Company's investment in Jefferies. Recently adopted legislation in the U.S. will result in more comprehensive regulation of the financial services industry. Such regulation could have an adverse impact on the market value of the Company's investment in Jefferies.

The Company has substantial investments in Fortescue and Inmet, entities which are engaged in the mining of base metals (principally iron ore and copper), the prices of which have been volatile and can reduce the value of the Company's investments. The value of the Company's investment in the base metals mining sector rise and fall with the changes in the underlying base metal prices. In addition, mining operations are often subject to delay and regulatory scrutiny, which can increase costs or delay bringing mines into full production. Pricing changes and mining delays have a direct impact on the value of the Company's investments, and could adversely impact results of operations and equity.

The value of the FMG Note could be materially reduced if the Company loses its litigation against Fortescue. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the Company's future cash flows from the FMG Note and future results of operations would be materially and adversely affected to the extent of the dilution resulting from the issuance of such additional notes. In addition, depending upon the extent of any such dilution, the Company might have to record an impairment charge for its prepaid mining interest.

A Minerals Resource Rent Tax was proposed in Australia that if enacted by the Australian legislature could adversely impact the value of the Company's investment in Fortescue's common shares. Meetings between Australian government officials and mining companies in Australia are ongoing, and the initial proposal has changed and remains subject to further change. When it was first proposed the extra tax burden did have an adverse impact on the market value of the Fortescue common shares held by the Company. As currently proposed, the tax will not have any impact on the calculation of the interest payable on the FMG Note. The Company's investment in Fortescue's common shares could decline if and when the tax is enacted, depending upon its final form.

Garcadia's business is dependent, in part, upon revenue from new and used car sales at its dealerships, and declines in revenues due to industry or other factors could result in reduced profitability, reduced cash flows and/or impairment charges. Garcadia has recorded impairment charges in the past, principally for goodwill and other intangible assets, and if the automobile industry experiences a downturn in the future additional impairment charges are likely. In addition, reduced revenues would result in reduced profitability and cash flows for the Company.

From time to time the Company may invest in illiquid securities that are subject to standstill agreements or otherwise restricted. From time to time the Company may invest in securities that are subject to restrictions which prohibit the Company from selling the securities for a period of time. Currently, the Company's investment in Inmet is subject to a voting and support agreement that prohibits the Company from selling its Inmet shares during the pendency of Inmet's merger transaction with Lundin. The voting and support agreement will terminate if the merger is not completed by June 30, 2011. Should the Company need to generate liquidity quickly, the agreement would limit the Company's ability to dispose of this investment while the agreement is effective.

The Company has significant investments in publicly traded securities and changes in the market prices of these securities, particularly during times of increased volatility in security prices, can have a material impact on the Company's investment portfolio, equity and, for certain investments, on results of operations. The Company has significant investments in publicly traded securities, principally Fortescue, Jefferies and Inmet, and in JHYH, an operating business that typically owns publicly traded securities. Changes in the market values of publicly traded available for sale securities, such as Fortescue and Inmet, are reflected in other comprehensive income (loss) and equity but not in the consolidated statement of operations. However, changes in the market value of Jefferies, for which the Company has elected the fair value option, declines in the fair values of equity securities that the Company deems to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in the consolidated statements of operations and equity. The Company's investment in JHYH is accounted for on the equity method of accounting for which the Company records its share of JHYH's profits or losses in its consolidated statements of operations. To the extent that JHYH owns public securities, with changes in market values reflected in its earnings, this increases the Company's exposure to volatility in the public securities markets. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on the Company's consolidated financial position and results of operations.

Changes in government tax policies in foreign or domestic jurisdictions where the Company has investments could have an adverse impact on the value of those investments. The Company has significant investments in both domestic and foreign businesses, where local and national government tax policies in the jurisdictions where those businesses operate could have a material adverse impact on the value of those investments. Government budget deficits may result in legislation to increase or add new taxes on businesses, in particular the domestic financial services and foreign mining sectors. The Company has equity investments and/or loans to businesses operating in those sectors, and the announcement of unfavorable taxation policy or regulation for those businesses has had and could continue to have an adverse impact on the values of those investments, and reduce cash flows to the Company.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by certain of the Company's operations and investments, potentially resulting in impairment charges for long-lived assets. Certain of the Company's operating businesses and investments have significant investments in long-lived assets, in particular manufacturing, oil and gas drilling services and gaming entertainment. Current economic conditions have resulted in declining revenues for these operations and their property and equipment is not being fully utilized. As required, the Company will review certain of these assets and investments for potential impairment, and except as otherwise disclosed has not concluded that the book values of these long-lived assets are not recoverable. If the operating revenues of these businesses deteriorate in the future, and/or the Company lowers its estimates of future cash flows, impairment charges might have to be recorded.

We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses. The Company competes with many other entities for skilled management and staff employees, including entities that operate in different market sectors than the Company. Costs to recruit and retain adequate personnel could adversely affect results of operations.

From time to time we are subject to litigation, for which we may be unable to accurately assess our level of exposure and which if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations. The Company and its subsidiaries are or may become parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity. However, adverse determinations in specific legal matters could have a material adverse impact on the Company's consolidated financial position or results of operations.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset. At December 31, 2010, we have recognized a net deferred tax asset of $1,175,600,000. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the net deferred tax asset, or if we are unable to generate sufficient taxable income prior to the expiration of our NOLs, the NOLs would expire unused. The Company's projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments, and are subject to change as conditions change specific to our business units, investments or general economic conditions. Changes that are adverse to the Company could result in the need to increase the deferred tax asset valuation allowance resulting in a charge to results of operations and a decrease to total stockholders' equity.

The payment of dividends in the future is subject to the discretion of our Board of Directors. Although the Company paid a dividend in 2010, it did not pay any dividend in 2009 or 2008. The Company does not have a regular dividend policy and any dividends actually paid are determined each year by the Board of Directors.

Our common shares are subject to transfer restrictions. We and certain of our subsidiaries have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of a taxable year to which these tax benefits may no longer be carried forward. The restriction may be waived by our Board of Directors. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Real estate investments that are part of the Company's Domestic Real Estate segment are described in Item 1 of this Report. Idaho Timber's plants and sawmills, which are the principal properties used in its business are described in Item 1 of this Report.

Through its various subsidiaries, the Company owns and utilizes facilities in Salt Lake City, Utah for corporate office space and other activities (totaling approximately 21,800 square feet). Subsidiaries of the Company own facilities primarily used for plastics manufacturing located in Georgia, Virginia and Genk, Belgium (totaling approximately 457,300 square feet), facilities and land in California, Oregon and Washington used for winery operations (totaling approximately 160,300 square feet and 1,125 acres, respectively), and facilities and land in Oklahoma used for oil and gas drilling services (totaling approximately 33,100 square feet and 75 acres, respectively).

Premier's Hard Rock Hotel & Casino facility is approximately 592,000 square feet and is located on an 8.5 acre site which includes land that is owned by Premier and adjacent water bottom which is leased from the State of Mississippi.

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. A subsidiary of the Company also leases space in New York, New York for corporate and other activities (approximately 32,600 square feet). See Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

For information concerning litigation brought by the Company with respect to the FMG Note, see Item 1 and Item 7 of this Report. The Company and its subsidiaries are also parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity.

Item 10. Executive Officers of the Registrant.

All executive officers of the Company are elected at the organizational meeting of the Board of Directors of the Company held annually and serve at the pleasure of the Board of Directors. As of February 17, 2011, the executive officers of the Company, their ages, the positions held by them and the periods during which they have served in such positions were as follows:

Name	Age	Position with Leucadia	Office Held Since
Ian M. Cumming	70	Chairman of the Board	June 1978
Joseph S. Steinberg	67	President	January 1979
Thomas E. Mara	65	Executive Vice President	May 1980
Joseph A. Orlando	55	Vice President and Chief Financial Officer	January 1994; April 1996
Barbara L. Lowenthal	56	Vice President and Comptroller	April 1996
Justin R. Wheeler	38	Vice President	October 2006
Joseph M. O'Connor	35	Vice President	May 2007
Rocco J. Nittoli	52	Vice President and Treasurer	September 2007; May 2007

Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986 and a director of HomeFed since May 1999. Mr. Cumming has been a director of Jefferies since April 2008. Mr. Cumming has been a director of Fortescue since August 2009. Mr. Cumming previously served as a director and was Chairman of the Board of The FINOVA Group Inc. ("FINOVA") and was a director of ACF.

Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of HomeFed since August 1998 (Chairman since December 1999) and Jefferies since April 2008. Mr. Steinberg was a director of Fortescue from August 2006 to August 2009 and is an alternate director of Fortescue should Mr. Cumming be unavailable to vote on Fortescue board matters. Mr. Steinberg previously served as a director of FINOVA, White Mountains Insurance Group and Jordan Industries Inc.

Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company from January 1993 to May 2007. In addition, he is a director of Inmet (since August 2005) and previously served as a director and Chief Executive Officer of FINOVA.

Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as Vice President of the Company since January 1994.

Ms. Lowenthal, a certified public accountant, has served as Vice President and Comptroller of the Company since April 1996.

Mr. Wheeler joined the Company in March 2000, and has served in a variety of capacities in the Company's subsidiaries and as Vice President of the Company since October 2006. In addition, he has served as a director of International Assets Holding Corporation since November 2004 and was a director of ACF.

Mr. O'Connor joined the Company in August 2001 and has served as Vice President of the Company since May 2007.

Mr. Nittoli joined the Company in September 1997, and has served in a variety of capacities at the Company's subsidiaries and as Treasurer of the Company since May 2007, and as Vice President of the Company since September 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common shares of the Company are traded on the NYSE under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2009		
First Quarter	$22.99	$10.26
Second Quarter	26.31	14.20
Third Quarter	26.47	18.00
Fourth Quarter	26.17	21.01
2010		
First Quarter	$26.06	$21.30
Second Quarter	28.37	19.43
Third Quarter	24.21	18.80
Fourth Quarter	29.64	23.26
2011		
First Quarter (through February 17, 2011)	$34.41	$29.49

As of February 17, 2011, there were approximately 2,208 record holders of the common shares.

The Company paid cash dividends of $0.25 per common share in 2010 and did not pay any cash dividends in 2009 or 2008. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

Certain subsidiaries of the Company have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the Company's tax attributes, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year to which these tax benefits may no longer be carried forward.

The Company did not purchase any of its common shares during the fourth quarter of 2010.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. At December 31, 2010, the Company is authorized to purchase 11,992,092 common shares.

Stockholder Return Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common shares against the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 1500 Industrial Conglomerates Index for the period commencing December 31, 2005 to December 31, 2010. Index data was furnished by Standard & Poor's Capital IQ. The graph assumes that $100 was invested on December 31, 2005 in each of our common stock, the S&P 500 Index, and the S&P 1500 Industrial Conglomerates Index and that all dividends were reinvested.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
Market Value(s)
2005
2006
2007
2008
2009
2010
Year
Leucadia National Corporation
S&P 500 Index
S&P 1500 Industrial Conglomerates

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA: (a)					
Revenues and other income (b)	**$1,320,004**	$ 575,208	$ 490,540	$714,762	$862,672
Expenses	**951,001**	816,362	862,046	785,687	721,978
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**369,003**	(241,154)	(371,506)	(70,925)	140,694
Income (loss) from continuing operations before income (losses) related to associated companies	**1,508,321**	(248,262)	(2,043,819)	490,828	98,923
Income (losses) related to associated companies, net of taxes	**380,766**	780,236	(539,068)	(21,875)	37,720
Income (loss) from continuing operations (c)	**1,889,087**	531,974	(2,582,887)	468,953	136,643
Income from discontinued operations, including gain (loss) on disposal, net of taxes	**51,149**	16,621	46,075	11,319	59,630
Net income (loss) attributable to Leucadia National Corporation common shareholders	**1,939,312**	550,280	(2,535,425)	484,294	189,399
Per share:					
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:					
Income (loss) from continuing operations	**$7.77**	$2.21	$(11.20)	$2.17	$.60
Income from discontinued operations, including gain (loss) on disposal	**.20**	.07	.20	.05	.28
Net income (loss)	**$7.97**	$2.28	$(11.00)	$2.22	$.88
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:					
Income (loss) from continuing operations	**$7.66**	$2.18	$(11.20)	$2.05	$.60
Income from discontinued operations, including gain (loss) on disposal	**.19**	.07	.20	.05	.25
Net income (loss)	**$7.85**	$2.25	$(11.00)	$2.10	$.85

	At December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA: (a)					
Cash and investments	**$4,538,571**	$2,343,420	$1,602,769	$4,168,439	$2,657,021
Total assets	**9,350,298**	6,762,364	5,198,493	8,126,622	5,303,824
Indebtedness, including current maturities	**2,092,249**	1,970,371	2,080,891	2,135,161	1,159,461
Shareholders' equity	**6,956,758**	4,361,647	2,676,797	5,570,492	3,893,275
Book value per common share	**$28.53**	$17.93	$11.22	$25.03	$18.00
Cash dividends per common share	**$ .25**	$ –	$ –	$ .25	$ .25

(a) Subsidiaries are reflected above as consolidated entities from the date of acquisition, which was November 2009 for Keen. For the periods prior to the acquisition, the Company accounted for its equity interest in Keen under the equity method of accounting. Premier is reflected as a consolidated subsidiary from May 2006 until it was deconsolidated in September 2006; it once again became a consolidated subsidiary in August 2007. For additional information, see Note 3 of Notes to Consolidated Financial Statements.

(b) Includes net securities gains (losses) of $179,494,000, $(21,106,000), $(144,547,000), $95,641,000 and $117,159,000 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively. Net securities gains (losses) are net of impairment charges of $2,500,000, $31,400,000, $143,400,000, $36,800,000 and $12,900,000 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(c) At December 31, 2010, the Company concluded that it was more likely than not that it would be able to realize a portion of the net deferred tax asset; accordingly, $1,157,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. During 2008, the Company recorded a charge to income tax expense of $1,672,100,000 to reserve for substantially all of its net deferred tax asset due to the uncertainty about the Company's ability to generate sufficient taxable income to realize the net deferred tax asset. During 2007, the Company concluded that it was more likely than not that it would be able to realize a portion of the net deferred tax asset; accordingly, $542,700,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements, related footnote disclosures and "Cautionary Statement for Forward-Looking Information," which appear elsewhere in this Report.

Liquidity and Capital Resources

General

The Company's investment portfolio, equity and results of operations can be significantly impacted by the changes in market values of certain securities, particularly during times of increased volatility in security prices. Changes in the market values of publicly traded available for sale securities are reflected in other comprehensive income (loss) and equity. However, changes in the market prices of investments for which the Company has elected the fair value option, declines in the fair values of equity securities that the Company deems to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in the consolidated statements of operations and equity. JHYH also owns public securities with changes in market values reflected in its earnings. Since the Company accounts for JHYH on the equity method of accounting, it records its share of JHYH's earnings in the consolidated statement of operations which increases the Company's exposure to volatility in the public securities markets.

The Company's largest publicly traded available for sale equity securities with changes in market values reflected in other comprehensive income (loss) are Fortescue and Inmet. During the year ended December 31, 2010, the market value of the Company's investment in the common shares of Fortescue increased from $988,400,000 (excluding shares sold in 2010) to $1,659,600,000. The market value of the Company's investment in Inmet increased from $339,100,000 to $437,400,000 (excluding shares acquired in 2010); the aggregate market value of all the Inmet shares owned by the Company was $862,500,000 at December 31, 2010. The market value of the Company's investment in Jefferies, for which the fair value option was elected, increased during the year with unrealized gains reflected in operations as a component of income related to associated companies. During the year ended December 31, 2010, the Company recognized an unrealized gain related to its investment in Jefferies of $143,300,000.

Liquidity

Leucadia National Corporation (the "Parent") is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other non-controlling investments in debt and equity securities. The Parent continuously evaluates the retention and disposition of its existing operations and investments and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, liquid investments, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its subsidiaries, as well as dispositions of existing businesses and investments.

In addition to cash and cash equivalents, the Company also considers investments classified as current assets and investments classified as non-current assets on the face of its consolidated balance sheet as being generally available to meet its liquidity needs. Securities classified as current and non-current investments are not as liquid as cash and cash equivalents, but they are generally easily convertible into cash within a relatively short period of time. As of December 31, 2010, the sum of these amounts aggregated $4,538,600,000. However, since $1,513,600,000 of this amount is pledged as collateral pursuant to various agreements, is subject to trading restrictions, represents investments in non-public securities or is held by subsidiaries that are party to agreements that restrict the Company's ability to use the funds for other purposes, the Company does not consider those amounts to be available to meet the Parent's liquidity needs. The $3,025,000,000 that is available is comprised of cash and short-term bonds and notes of the U.S. Government and its agencies, U.S. Government-Sponsored Enterprises and other publicly traded debt and equity securities (including the Fortescue common shares of $1,659,600,000). This amount does not include the Company's investment in Inmet's common shares, which is subject to trading restrictions as discussed below. The Parent's available liquidity, and the investment income realized from the Parent's cash, cash equivalents and marketable securities is used to meet the Parent company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.

The Parent's only long-term cash requirement is to make principal payments on its long-term debt ($1,551,900,000 principal outstanding as of December 31, 2010), of which $406,700,000 is due in 2013, $97,600,000 is due in 2014, $480,000,000 is due in 2015, $478,000,000 is due in 2017 and $89,600,000 is due in 2027. Historically, the Parent has used its available liquidity to make acquisitions of new businesses and other investments, but, except as disclosed in this Report, the timing of any future investments and the cost cannot be predicted.

From time to time in the past, the Company has accessed public and private credit markets and raised capital in underwritten bond financings. The funds raised have been used by the Company for general corporate purposes, including for its existing businesses and new investment opportunities. However, given the recent volatility in the credit markets, if and when the Company decides to raise funds through an underwritten bond offering it might be at a higher interest rate than in the past, or with terms that the Company may not find acceptable. The Company has no current intention to seek additional bond financing, and will rely on its existing liquidity to fund corporate overhead expenses and corporate interest payments and, to fund new investing opportunities, it may also dispose of existing businesses and investments. The Parent's senior debt obligations are rated two levels below investment grade by Moody's Investors Services and one level below investment grade by Standard & Poor's and Fitch Ratings. Ratings issued by bond rating agencies are subject to change at any time.

In February 2009, the Board of Directors authorized the Company, from time to time, to purchase its outstanding debt securities through cash purchases in open market transactions, privately negotiated transactions or otherwise. Such repurchases, if any, depend upon prevailing market conditions, the Company's liquidity requirements and other factors; such purchases may be commenced or suspended at any time without notice. The amounts repurchased during 2010 and 2009 are identified below; in the first quarter of 2011, the Company repurchased $6,359,000 principal amount of its 8⅛% Senior Notes due 2015 and $18,000,000 principal amount of its 7⅛% Senior Notes due 2017.

In February 2010, the Company sold 30,000,000 common shares of Fortescue for net cash proceeds of $121,500,000, which resulted in the recognition of a pre-tax net securities gain of $94,900,000.

In May 2010, the Company sold its investment in LPH for cash consideration of $85,000,000, which resulted in the recognition of a pre-tax net securities gain of $66,200,000.

The Company has received distributions from its subsidiary, Empire Insurance Company ("Empire"), which has been undergoing a voluntary liquidation since 2001 of $11,600,000, $11,300,000 and $44,900,000 during the years ended December 31, 2010, 2009 and 2008, respectively. The Company had classified Empire as a discontinued operation in 2001 and fully wrote-off its remaining book value based on its expected future cash flows at that time. Although Empire no longer writes any insurance business, its orderly liquidation over the years has resulted in reductions to its estimated claim reserves that enabled Empire to pay the distributions, with the approval of the New York Insurance Department. Since future distributions from Empire, if any, are subject to New York insurance law or the approval of the New York Insurance Department, income from discontinued operations will only be recognized when received.

In July 2010, the Company received $154,900,000 from FMG (net of $17,200,000 in withholding taxes) in payment of the accrued interest due on the FMG Note through June 30, 2010. The payment included interest payments due in 2009 and 2008 that had previously been deferred due to the restricted payments covenant contained in FMG's senior secured debt agreements. Inasmuch as the senior secured debt was redeemed in 2010, the covenants requiring the deferral of interest no longer apply. Interest is payable semi-annually within thirty days of June 30th and December 31st of each year. In January 2011, the Company received $72,900,000 (net of $8,100,000 in withholding taxes) from FMG in payment of interest due for the second half of 2010. Future interest payments under the FMG Note will be dependent upon the physical volume of iron ore sold and the selling price, which can fluctuate widely, as well as the outcome of the litigation described below. As a result, it is not possible to predict whether interest earned in the most recent quarter will continue at the same level in future quarters.

On August 9, 2010, the Company was advised that Fortescue is asserting that FMG is entitled to issue additional notes identical to the FMG Note in an unlimited amount. Fortescue further claims that any interest to be paid on additional notes can dilute, on a pro rata basis, the Company's entitlement to the stated interest of 4% of net revenue. This claim was made four years after the issuance to the Company of the FMG Note, during which time Fortescue has never asserted this purported right to dilute the Company's interest in any of Fortescue's public filings or other communications. The Company does not believe that FMG has the right to issue additional notes which affect the Company's interest or that the interpretation by Fortescue of the terms of the FMG Note, as currently claimed by Fortescue, reflects the agreement between the parties.

On September 1, 2010, the Company filed a Writ of Summons against Fortescue, FMG and Fortescue's Chief Executive Officer in the Supreme Court of Western Australia. The Writ of Summons seeks, among other things, an injunction restraining the issuance of any additional notes identical to the FMG Note and damages. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the Company's future cash flows from the FMG Note and future results of operations would be materially and adversely affected to the extent of the dilution resulting from the issuance of such additional notes.

In August 2010, the Company sold its operating retail shopping center in Long Island, New York for cash consideration of $17,100,000 and recorded a pre-tax gain on sale of discontinued operations of $4,500,000.

In September 2010, the Company sold ResortQuest for net cash consideration of $52,400,000 and recognized a pre-tax gain on sale of discontinued operations of $35,400,000.

On October 1, 2010, the Company sold all of its ACF common shares pursuant to a cash merger in which General Motors acquired all of the outstanding common stock of ACF. The Company received aggregate cash consideration of $830,600,000 for its shares of ACF common stock, which were acquired at a cost of $425,800,000.

In October 2010, the Company sold STi Prepaid for aggregate consideration of $20,000,000, which is scheduled to be paid over a 26 month period and recognized a pre-tax gain on sale of discontinued operations of $21,100,000. The buyer is obligated to pay an additional $17,800,000 to the Company; however, the buyer has stopped paying the contractual amounts as they become due and has requested that future payments be deferred. The Company will recognize future cash payments or other recoveries, if any, when received as gain from discontinued operations. Although the Company reported a gain on the sale, assuming the buyer pays all amounts due the Company will have lost $65,800,000 in cash on this investment.

In the fourth quarter of 2010, Berkadia's secured credit facility was amended to increase the size of the credit facility to $1.5 billion, with the Company agreeing to provide the increased funds under the facility. The additional availability will be used by Berkadia to fund its mortgage origination and servicing activities. The increase in the size of the credit facility will enable Berkadia to hold new loan originations for a longer period prior to sale, generating interest income in excess of the interest due under the facility. So long as there is no default under the credit facility, principal repayments will first be applied to the Company's portion of the outstanding loan and then to Berkshire Hathaway's portion. In addition, the Company has the right to direct Berkadia to expedite its sale of loans under its various programs thereby reducing or eliminating the need for the additional funding. Pursuant to the Company's amended guaranty to Berkshire Hathaway, any losses incurred under the facility will continue to be shared equally by the Company and Berkshire Hathaway. At December 31, 2010, the Company had loaned $250,000,000 to Berkadia under this facility.

In December 2010, the Company sold to Inmet its remaining 30% equity interest in Las Cruces for aggregate consideration of $576,000,000. The purchase price was comprised of $150,000,000 of cash and 5,442,413 newly issued common shares of Inmet, which were valued at the market price of the Inmet common shares on the closing date of the transaction. In addition, the Company was released from its guarantee of $72,000,000 of debt owed by Las Cruces to an affiliate of Inmet. The Company reported a gain on the sale of $383,400,000 in investment and other income. Including the 5,600,000 Inmet common shares the Company acquired when it sold Inmet a 70% interest in Las Cruces in 2005, the Company owns a total of 11,042,413 Inmet common shares which are reflected on the Company's consolidated balance sheet at market value of $862,500,000 at December 31, 2010 (approximately 18% of Inmet's outstanding common shares). Pursuant to the rules of the Toronto Stock Exchange, the newly acquired Inmet common shares may not be sold until April 2011. The Inmet shares have registration rights and may be sold in accordance with applicable securities laws, subject to the restriction for the shares acquired in 2010.

In January 2011, Inmet announced that it had entered into an agreement with Lundin pursuant to which shareholders of Inmet and Lundin will receive new common shares of an amalgamated corporation named Symterra containing all of the assets of both companies. The Company entered into a voting and support agreement with Lundin pursuant to which it has agreed to vote all of the Inmet common shares it owns in favor of the transaction, subject to customary conditions. While the voting and support agreement remains in effect the Company will not be able to sell any of the Inmet shares it owns. The voting and support agreement will terminate if the merger is not completed by June 30, 2011. Based on the announced terms of the transaction, if it is consummated the Company expects to own approximately 9% of Symterra. Closing of the transaction is subject to closing conditions that are customary under Canadian law for this type of transaction.

In the fourth quarter of 2010, the Company invested an additional $15,300,000 in Sangart which increased its ownership interest to approximately 93%. The Company expects to provide Sangart with sufficient capital through the end of 2011, though it is under no obligation to do so. Thereafter, significant additional funding will be needed for product development and clinical trial activities prior to regulatory approval and commercial launch; the source of such funding has not as yet been determined.

In March 2007, the Board of Directors increased the number of the Company's common shares that the Company is authorized to purchase. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without notice. During the three year period ended December 31, 2010, the only common shares acquired by the Company were in connection with the exercise of stock options. As of February 17, 2011, the Company is authorized to repurchase 11,992,092 common shares.

The Company and certain of its subsidiaries have substantial NOLs and other tax attributes. The amount and availability of the NOLs and other tax attributes are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year to which certain tax benefits may no longer be carried forward. For more information about the NOLs and other tax attributes, see Note 17 of Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

As discussed above, the Company relies on the Parent's available liquidity to meet its short-term and long-term needs, and to make acquisitions of new businesses and investments. Except as otherwise disclosed herein, the Company's operating businesses do not generally require material funds from the Parent to support their operating activities, and the Parent does not depend on positive cash flow from its operating segments to meet its liquidity needs. The components of the Company's operating businesses and investments change frequently as a result of acquisitions or divestitures, the timing of which is impossible to predict but which often have a material impact on the Company's consolidated statements of cash flows in any one period. Further, the timing and amounts of distributions from certain of the Company's investments in partnerships accounted for under the equity method may be outside the control of the Company. As a result, reported cash flows from operating, investing and financing activities do not generally follow any particular pattern or trend, and reported results in the most recent period should not be expected to recur in any subsequent period.

Net cash of $431,300,000 was provided by operating activities in 2010 as compared to $133,400,000 of cash used for operating activities in 2009. The change in operating cash flows reflects proceeds received from the sale of ACF in excess of the cost of the investment in 2010 ($404,700,000), interest paid on the FMG Note in 2010 ($154,900,000, net of withholding taxes), greater income tax payments, lower interest payments and increased distributions of earnings from associated companies. STi Prepaid's telecommunications operations generated funds from operating activities of $500,000 in 2010 and $3,400,000 in 2009. ResortQuest's property management and services operations generated funds from operating activities of $6,300,000 in 2010 and used funds of $900,000 in 2009. Keen, which became a consolidated subsidiary in November 2009, generated funds of $7,300,000 in 2010 and used funds of $5,400,000 in 2009. Premier generated funds of $26,500,000 and $21,900,000 in 2010 and 2009, respectively; and the Company's manufacturing segments generated funds from operating activities of $28,300,000 and $30,300,000 in 2010 and 2009, respectively. Funds used by Sangart, a development stage company, were $23,800,000 in 2010 and $20,300,000 in 2009. In 2010, distributions from associated companies principally include ACF, earnings distributed by Berkadia ($29,000,000) and Jefferies ($14,600,000). Funds provided by operating activities include $11,600,000 and $11,300,000 in 2010 and 2009, respectively, from funds distributed by Empire, a discontinued operation. In 2009, distributions from associated companies principally include earnings distributed by HFH ShortPLUS Fund L.P. ("Shortplus") ($14,500,000), Keen ($8,400,000) and Garcadia ($11,100,000).

Net cash of $133,400,000 was used for operating activities in 2009 as compared to $8,700,000 of net cash provided by operating activities in 2008. The change in operating cash flows reflects decreased funds generated from activity in the trading portfolio and decreased distributions of earnings from associated companies. STi Prepaid's telecommunications operations generated funds from operating activities of $3,400,000 in 2009 as compared to $5,900,000 generated in 2008. The funds used by ResortQuest's property management and services operations were $900,000 in 2009 and were $7,800,000 in 2008, primarily reflecting reduced receivables; Premier generated funds of $21,900,000 and $13,300,000 in 2009 and 2008, respectively, primarily reflecting increased operating results; Keen used funds of $5,400,000 in the period from acquisition through December 31, 2009; and the Company's manufacturing segments generated funds from operating activities of $30,300,000 and $36,900,000 in 2009 and 2008, respectively, primarily reflecting decreased operating results. Funds used by Sangart, a development stage company, decreased to $20,300,000 in 2009 from $35,000,000 in 2008. In 2009, distributions from associated companies principally include earnings distributed by Shortplus ($14,500,000), Keen ($8,400,000) and Garcadia ($11,100,000). Funds provided by operating activities include $11,300,000 and $44,900,000 in 2009 and 2008, respectively, from funds distributed by Empire. In 2008, distributions from associated companies principally include earnings distributed by Shortplus ($50,000,000), JHYH ($4,300,000), Jefferies ($5,500,000), Keen ($16,100,000) and Garcadia ($10,300,000).

Net cash of $208,700,000 and $403,000,000 was used for investing activities in 2010 and 2008, respectively, as compared to net cash flows provided by investing activities of $72,000,000 in 2009. Proceeds from disposal of discontinued operations, net of expenses and cash of operations sold principally include ResortQuest ($52,100,000), a shopping center ($17,100,000) and STi Prepaid ($(9,800,000)) in 2010. Investments in associated companies include Berkadia ($292,500,000), Las Cruces ($2,700,000), Jefferies ($18,000,000) and ACF ($7,200,000) in 2010, Las Cruces ($43,300,000), ACF ($13,300,000) and Berkadia ($217,200,000) in 2009 and Jefferies ($396,100,000), ACF ($335,200,000), IFIS Limited ("IFIS") ($83,900,000), Las Cruces ($56,700,000) and Garcadia ($34,000,000) in 2008. Capital distributions from associated companies include the cost of the Company's investment in ACF ($425,800,000), Berkadia ($44,500,000), JHYH ($17,100,000), Wintergreen Partners Fund, L.P. ("Wintergreen") ($4,400,000), and Garcadia ($8,800,000) in 2010, Keen ($28,300,000), Wintergreen ($39,000,000), Shortplus ($24,900,000) and Starboard Value Opportunity Partners, LP ($11,500,000) in 2009 and Safe Harbor Domestic Partners L.P. ($19,300,000), Keen ($36,000,000), Highland Opportunity Fund, L.P. ("Highland Opportunity") ($40,000,000), RCG Ambrose, L.P. ($72,900,000) and EagleRock Capital Partners (QP), LP ("EagleRock") ($12,500,000) in 2008.

During 2008, funds used for acquisitions of and capital expenditures for real estate investments principally relate to the Myrtle Beach project ($67,000,000), land used by certain Garcadia dealerships ($20,400,000) and the real estate development projects in Maine ($7,500,000). During 2008, acquisitions, net of cash acquired principally include an acquisition by the wineries ($19,200,000) and various small acquisitions by STi Prepaid.

Net cash of $64,700,000 and $174,800,000 was provided by financing activities in 2010 and 2008, respectively, as compared to net cash used for financing activities of $21,900,000 in 2009. Issuance of long-term debt primarily reflects the increase in repurchase agreements (discussed below) of $202,500,000, $47,500,000 and $26,100,000 for 2010, 2009 and 2008, respectively. In addition, issuance of long-term debt includes $2,600,000 and $62,400,000 in 2009 and 2008, respectively, for MB1's debt obligation. Reduction of debt for 2010 includes $10,200,000 for repayment of debt by a subsidiary, and $80,900,000 in the aggregate for the buyback of $5,500,000 principal amount of the 7¾% Senior Notes, $27,200,000 principal amount of the 7% Senior Notes, $20,000,000 principal amount of the 8⅛% Senior Notes, $22,000,000 principal amount of the 7⅛% Senior Notes, and $2,150,000 principal amount of the 8.65% Junior Subordinated Deferrable Interest Debentures. Reduction of debt for 2009 includes $35,400,000 in the aggregate for the buyback of $35,600,000 principal amount of the 7% Senior Notes and $6,500,000 principal amount of the 8.65% Junior Subordinated Deferrable Interest Debentures. Reduction of debt in 2008 includes the termination of a capital lease obligation upon the Company's exercise of its right to purchase corporate aircraft secured by a capital lease ($8,200,000). Issuance of common shares reflects the exercise of employee stock options for all periods.

Debt due within one year includes $401,100,000 and $198,600,000 at December 31, 2010 and 2009, respectively, relating to repurchase agreements of one of the Company's subsidiaries. These fixed rate repurchase agreements have a weighted average interest rate of approximately 0.3%, mature at various dates through February 2011 and are secured by non-current investments with a carrying value of $413,900,000 at December 31, 2010. These borrowings are used solely to fund a portion of the purchase price of a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA). The securities purchased are generally adjustable rate certificates, secured by seasoned pools of securitized, highly rated residential mortgages, and the certificates acquired generally represent all of the certificates issued by the securitization.

Debt due within one year also includes $100,500,000 related to MB1's debt obligation which, as discussed above, was fully discharged in the first quarter of 2011 for a cash payment of $19,300,000.

During 2001, a subsidiary of the Company borrowed $53,100,000 secured by certain of its corporate aircraft, of which $32,900,000 is currently outstanding. The Parent company has guaranteed this financing. The borrowing matures in June 2011.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries unless, at the time of such incurrence or issuance, the Company meets a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Liens, limit the ability of Material Subsidiaries to incur Funded Debt in certain circumstances, and contain other terms and restrictions all as defined in the senior note indentures. The Company has the ability to incur substantial additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. If the Company is unable to meet the specified ratio, the Company would not be able to issue additional Indebtedness or Preferred Stock, but the Company's inability to meet the applicable ratio would not result in a default under its senior note indentures. The senior note indentures do not restrict the payment of dividends. Certain of the debt instruments of subsidiaries of the Company require that collateral be provided to the lender; principally as a result of such requirements, the assets of subsidiaries which are subject to limitations on transfer of funds to the Company were $489,200,000 at December 31, 2010.

As shown below, at December 31, 2010, the Company's contractual cash obligations totaled $2,878,200,000.

Contractual Cash Obligations	Payments Due by Period (in thousands)				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Indebtedness, including current maturities	$2,092,200	$543,800	$408,200	$572,700	$567,500
Estimated interest expense on debt	611,500	116,000	216,500	151,300	127,700
Estimated payments related to derivative financial instruments	700	700	–	–	–
Planned funding of pension and postretirement obligations	63,000	9,600	53,400	–	–
Operating leases, net of sublease income	62,400	7,000	12,200	10,000	33,200
Asset purchase obligations	16,600	12,900	1,800	1,300	600
Other	31,800	1,900	5,200	5,200	19,500
Total Contractual Cash Obligations	$2,878,200	$691,900	$697,300	$740,500	$748,500

The estimated interest expense on debt includes interest related to variable rate debt which the Company determined using rates in effect at December 31, 2010. Estimated payments related to a currency swap agreement are based on the currency rate in effect at December 31, 2010. Amounts related to the Company's pension liability ($62,800,000) are included in the table in the less than 1 year period ($9,500,000) and the remainder in the 1-3 year period; however, the exact timing of those cash payments is uncertain. The above amounts do not include liabilities for unrecognized tax benefits as the timing of payments, if any, is uncertain. Such amounts aggregated $9,300,000 at December 31, 2010; for more information, see Note 17 of Notes to Consolidated Financial Statements.

When the Company sold its former telecommunications subsidiary, WilTel Communications Group, LLC ("WilTel") in 2005, WilTel's defined benefit pension plan was not transferred in connection with the sale. At December 31, 2010, the Company had recorded a liability of $62,800,000 on its consolidated balance sheet for WilTel's unfunded defined benefit pension plan obligation. This amount represents the difference between the present value of amounts owed to former employees of WilTel (referred to as the projected benefit obligation) and the market value of plan assets set aside in segregated trust accounts. Since the benefits in this plan have been frozen, future changes to the unfunded benefit obligation are expected to principally result from benefit payments, changes in the market value of plan assets, differences between actuarial assumptions and actual experience and interest rates.

The Company expects to make substantial contributions to the segregated trust account for the WilTel defined benefit pension plan in the future to reduce its plan liabilities and reduce administrative and insurance costs associated with the plan. The Company expects to contribute $9,500,000 to WilTel's defined benefit pension plan in 2011. The tax deductibility of contributions is not a primary consideration, principally due to the availability of the Company's NOLs to otherwise reduce taxable income. Other than the expected 2011 contribution, the timing and amount of additional contributions are uncertain.

As of December 31, 2010, certain amounts for the WilTel plan are as follows (dollars in thousands):

Projected benefit obligation	$207,889
Funded status – balance sheet liability at December 31, 2010	62,765
Deferred losses included in other comprehensive income (loss)	68,094
Discount rate used to determine the projected benefit obligation	5.5%

Calculations of pension expense and projected benefit obligations are prepared by actuaries based on assumptions provided by management. These assumptions are reviewed on an annual basis, including assumptions about discount rates, interest credit rates and expected long-term rates of return on plan assets. For the WilTel plan, the timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market.

This discount rate will be used to determine pension expense in 2011. Holding all other assumptions constant, a 0.25% change in this discount rate would affect pension expense by $500,000 and the benefit obligation by $7,600,000.

The deferred losses in other comprehensive income (loss) primarily result from differences between the actual and assumed return on plan assets and changes in actuarial assumptions, including changes in discount rates and changes in interest credit rates. Deferred losses are amortized to expense if they exceed 10% of the greater of the projected benefit obligation or the market value of plan assets as of the beginning of the year; such amount aggregated $32,800,000 at December 31, 2010. A portion of these excess deferred losses will be amortized to expense during 2011 based on an amortization period of twelve years.

The assumed long-term rates of return on plan assets are based on the investment objectives of the plan, which are more fully discussed in Note 18 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

At December 31, 2010, the Company's off-balance sheet arrangements consist of guarantees and letters of credit. Pursuant to an agreement that was entered into before the Company sold CDS Holding Corporation ("CDS") to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2010, the amount of outstanding bonds was $2,900,000, almost all of which expires in 2011. Subsidiaries of the Company have outstanding letters of credit aggregating $13,300,000 at December 31, 2010, principally to secure various obligations. All of these letters of credit expire before 2016.

As discussed above the Company and Berkshire Hathaway have agreed to share equally any losses incurred under Berkadia's five-year credit facility. At December 31, 2010, the amount outstanding under the facility was $915,000,000 (of which $250,000,000 was loaned by the Company); accordingly, the Company's outstanding exposure to losses under the facility was $457,500,000.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its net deferred tax asset to the net amount that is more likely than not to be realized. If in the future the Company determines that it is more likely than not that the Company will be able to realize its net deferred tax asset in excess of its net recorded amount, an adjustment to increase the net deferred tax asset would increase income in such period. If in the future the Company were to determine that it would not be able to realize all or part of its recorded net deferred tax asset, an adjustment to decrease the net deferred tax asset would be charged to income in such period. The Company is required to consider all available evidence, both positive and negative, and to weight the evidence when determining whether a valuation allowance is required and the amount of such valuation allowance. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

During the second half of 2008, the Company recorded significant unrealized losses on many of its largest investments, recognized other than temporary impairments for a number of other investments and reported reduced profitability from substantially all of its operating businesses, all of which contributed to the recognition of a pre-tax loss of $859,500,000 in the consolidated statement of operations and a pre-tax loss in other comprehensive income (loss) of $1,579,200,000 for the year ended December 31, 2008. Additionally, the 2008 losses recognized by the Company resulted in a cumulative loss in total comprehensive income (loss) during the three year period ending December 31, 2008. In assessing the realizability of the net deferred tax asset at December 31, 2008, the Company concluded that its recent operating loss and the then current economic conditions worldwide be given more weight than its projections of future taxable income during the period that it has NOLs available, and be given more weight than the Company's long track record of generating taxable income. As a result, the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance in 2008 by $1,672,100,000 with a corresponding charge to income tax expense.

During 2010, the Company realized significant gains from the sale of certain investments, recorded significant unrealized gains in the fair values of other investments and began to experience modest improvement in the operating results in some business segments. Additionally, the Company's cumulative taxable income for recent years became a positive amount, reflecting the realized gains on the sales of ACF and Las Cruces during the fourth quarter of 2010. With this recent positive evidence the Company gave greater weight to its revised projections of future taxable income, which consider significant unrealized gains in its investment portfolio, and to its long-term historical ability to generate significant amounts of taxable income when assessing the amount of its required valuation allowance. As a result, the Company was able to conclude that it is more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense on December 31, 2010.

The Company's estimate of future taxable income considered all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each material operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available NOLs (until 2029). The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income different than the projected amounts, further adjustments to the valuation allowance are possible. At December 31, 2010, the balance of the deferred tax valuation allowance was approximately $109,200,000, principally to reserve for NOLs of certain subsidiaries that are not available to offset income generated by other members of the Company's consolidated tax return group.

The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

One of the Company's real estate subsidiaries (MB1) has been the owner and developer of a mixed use real estate project located in Myrtle Beach, South Carolina. The project is comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness with a balance of $100,500,000 at December 31, 2010, that is collateralized by the real estate.

During the second quarter of 2009, MB1 was unable to make scheduled payments under its interest rate swap agreement and received several default notices under its bank loan. These events constituted a change in circumstances that caused the Company to evaluate whether the carrying amount of MB1's real estate asset was recoverable. The Company prepared cash flow models and utilized a discounted cash flow technique to determine the fair value of MB1's real estate. The most significant assumptions in the Company's cash flow models were the discount rate (11%) and the capitalization rate used to estimate the selling price of the retail center (9%); these rates were selected based on published reports of market conditions for similar properties. Based on its evaluation, the Company recorded an impairment charge of $67,800,000 during the second quarter of 2009 (classified as selling, general and other expenses). Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company was under no obligation to provide the funds to MB1 to pay off the loan.

During the second quarter of 2010, MB1 entered into an agreement with its lenders under which, among other things, MB1 agreed not to interfere with or oppose foreclosure proceedings and the lenders agreed to release MB1 and various guarantors of the loan. A receiver was put in place at the property, foreclosure proceedings commenced and an auction of the property was conducted; however, the Company was informed during the fourth quarter of 2010 that the highest bidder for the property failed to close. In December 2010, the Company was invited to make a bid for the property, with the condition that a foreclosure sale to the Company must close as soon as possible without any due diligence period, which new bidders for the property would require. A subsidiary of the Company offered $19,300,000 for the property (including net working capital amounts); the offer was accepted and the foreclosure sale closed on January 7, 2011.

As a result of the failure of the initial buyer to purchase the property and the subsequent sale to the Company in 2011, the Company concluded that the carrying value of the property was further impaired at December 31, 2010; accordingly, the Company recorded an additional impairment charge in 2010 of $47,100,000 to reflect the property at its fair value of $18,100,000. At closing in 2011, MB1 was released from any remaining liability under the bank loan; accordingly, the remaining balance due after payment of the purchase price ($81,200,000) will be recognized in other income in the first quarter of 2011. Including the cash paid in the foreclosure sale, the Company's cumulative net cash investment in this project is $87,700,000.

In addition to the MB1 impairments, during 2010 and 2009, the Company recorded impairment losses on long-lived assets aggregating $3,900,000 and $6,200,000, respectively, classified as selling, general and other expenses. During 2010, the Company recorded an impairment charge of $2,400,000 for one of its real estate projects, based upon an appraisal and prices for similar assets, reflecting a change in the manner in which the property will be developed and eventually sold. In the corporate segment, during 2010 the Company recorded an impairment charge of $1,500,000 for one of its corporate aircraft which is expected to be sold during 2011, based on prices for similar assets.

In 2009, the Company recorded impairment charges of $2,600,000 related to its manufacturing segment (primarily Idaho Timber) and $3,600,000 related to its real estate segment. During 2009, Idaho Timber discontinued remanufacturing of dimension lumber and experienced declining sales of certain specialty wood products at one of its plants, and as a result decided to close the plant. Idaho Timber evaluated for impairment the plant's long-lived assets, comprised of buildings, machinery and equipment, and customer relationships intangibles. The carrying values of long-lived assets held and used and intangible assets were written down to their fair values, determined using the present value of expected future cash flows. The Company wrote down certain real estate properties that are held for sale for which the fair values were primarily based on appraisals or prices for similar assets. The Company also wrote down a real estate property that under GAAP is considered to be held and used, but which the Company has recently decided to sell. The Company wrote down this real estate property to fair value primarily using market information for similar assets.

During 2008, the Company recorded impairment losses on long-lived assets aggregating $3,200,000, of which $800,000 related to its gaming entertainment segment, $1,300,000 related to its real estate segment and $1,100,000 related to its other operations segment.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by the Company's operations and investments. If future undiscounted cash flows are estimated to be less than the carrying amounts of the asset groups used to generate those cash flows in subsequent reporting periods, particularly for those with large investments in property and equipment (for example, manufacturing, gaming entertainment, land based contract oil and gas drilling operations, real estate and certain associated company investments), impairment charges would have to be recorded.

Impairment of Equity Method Investments–The Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be materially impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

During the second quarter of 2009, the Company's equity in losses of Garcadia included impairment charges for goodwill and other intangible assets aggregating $32,300,000. Garcadia's automobile dealerships had been adversely impacted by general economic conditions, and the bankruptcy filings by two of the three largest U.S. automobile manufacturers was a change in circumstances that caused Garcadia to evaluate the recoverability of its goodwill and other intangible assets. Garcadia prepared discounted cash flow projections for each of its dealerships and concluded that the carrying amount of its goodwill and other intangible assets was impaired.

For the year ended December 31, 2008, the Company's equity in losses of IFIS Limited ("IFIS") includes impairment charges of $63,300,000. IFIS is a private Argentine company that owns a variety of investments, and its largest investment is ownership of common shares of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria ("Cresud"), an agricultural company primarily based in Argentina. During 2008, as a result of significant declines in quoted market prices for Cresud and other investments of IFIS, combined with declines in worldwide food commodity prices, the global mortgage and real estate crisis and political and financial conditions in Argentina, the Company determined that its investment in IFIS was impaired. The fair value of the Company's investment in IFIS was primarily based upon the quoted market prices of IFIS's investments.

Impairment of Securities–Declines in the fair value of equity securities considered to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in net securities gains (losses) in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies.

The Company has a portfolio of non-agency mortgage-backed bond securitizations, which were acquired at significant discounts to face amounts and are accounted for as acquisitions of impaired loans. The Company estimates the future cash flows for these securities to determine the accretable yield; increases in estimated cash flows are accounted for as a yield adjustment on a prospective basis but decreases in estimated cash flows below amortized cost due to credit losses are recognized as impairments in the consolidated statements of operations. Contractual cash flows in excess of estimated cash flows are not part of the accretable yield. The market for these securities is highly illiquid and they rarely trade. On a regular basis, the Company re-estimates the future cash flows of these securities and records impairment charges if appropriate. The fair values for these securities are primarily determined using an income valuation model to calculate the present value of expected future cash flows, which incorporates assumptions regarding potential future rates of delinquency, prepayments, defaults, collateral losses and interest rates.

The Company recorded the following impairment charges for securities in the consolidated statement of operations during the three year period ended December 31, 2010 (in thousands):

	2010	2009	2008
Publicly traded securities	**$ –**	$14,400	$ 99,600
Non-public securities and private equity funds	**800**	2,200	29,700
Non-agency mortgage-backed bond securitizations	**1,700**	14,800	14,100
Totals	**$2,500**	$31,400	$143,400

For the year ended December 31, 2008, impairment charges for publicly traded securities include $23,200,000 related to the Company's direct investment in Cresud's American Depository Shares and Cresud warrants.

The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments.

Credit Quality of Financing Receivables and Allowance for Credit Losses–The Company's operating subsidiaries do not provide financing to their customers in the ordinary course of business. However, the Company does have an outstanding loan and an outstanding note that meet the accounting definition of a finance receivable at December 31, 2010: the $250,000,000 loan provided under the secured credit facility to its joint venture, Berkadia, and its 13 year unsecured zero-coupon note of FMG, which had a balance of $36,300,000 at December 31, 2010. The Company exercises judgment in evaluating the credit risk and collectability of these financing receivables. These assessments were made prior to the inception of the credit exposure and continue to be made at regular intervals. The various factors that the Company considers in making its assessment are specific to each financing receivable. These factors include the current and projected financial condition of those companies and their industries, the type and amount of collateral, if any, the Company's collection experience and the length of time until these financing receivables become due. As a result of its assessment, the Company concluded that an allowance for credit losses was not required as of December 31, 2010.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their fair values. Significant judgments and estimates are often made to determine these values, and may include the use of appraisals, consider market quotes for similar transactions, employ discounted cash flow techniques or consider other information the Company believes to be relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill, which is not amortized to expense. If the fair values of the net assets and liabilities acquired are greater than the purchase price, the excess is treated as a bargain purchase and recognized in income. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value. At December 31, 2010, the book value of goodwill was $8,200,000 and was not impaired when tested.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the

Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be incorrect. In addition, long-lived assets recorded in a business combination like property and equipment, amortizable intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

During 2006, the Company acquired a 30% limited liability company interest in Keen for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Keen, on a senior secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. During 2007, the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000, and the Company provided Keen with two additional secured credit facilities aggregating $60,000,000. When the Company increased its investment in Keen to 50%, the terms of the limited liability agreement were amended to provide that in the event of a dissolution, liquidation or termination of Keen, available cash or assets would first be used to pay all of Keen's debts (including loans made by the Company), then distributed to the Company as a liquidation preference until it had received a return of its equity investment ($105,000,000), before any payments were made to the other equity owner of Keen.

During 2009, the Company believes it became apparent to the other equity owner of Keen that Keen would not be able to make scheduled debt payments to the Company, and that the resulting payment default could result in a liquidation of Keen. In that event, the Company's liquidation preference over equity distributions would result in very little, if any, distributions to the other equity owner of Keen. In November 2009, the Company purchased the other 50% equity interest that it did not own plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. The Company believes it was able to acquire the remaining 50% equity interest at this distressed price because of the expected payment default on Keen's senior secured debt owed to the Company and the Company's $105,000,000 preferred equity distribution in the event Keen was liquidated.

When the Company acquired the controlling interest in Keen in November 2009 it became a consolidated subsidiary; prior to that time the investment in Keen was classified as an investment in an associated company. Under GAAP, upon consolidation the Company was required to record Keen's assets and liabilities at fair value, and was required to adjust the carrying value of the Company's equity investment immediately prior to the acquisition to fair value. Due to the unique circumstances surrounding the Company's 2009 acquisition described above, the fair value of the net assets acquired exceeded the amount paid by $49,300,000; the bargain purchase was recognized as a gain on the date of acquisition and included in investment and other income. However, the fair value of the Company's equity interest immediately prior to the acquisition was less than its carrying value ($85,900,000); accordingly the Company included a charge of $36,500,000 in income (losses) related to associated companies to write down the pre-acquisition carrying value of its investment in Keen to fair value.

As of the date of acquisition, Keen's assets principally consisted of cash and other current assets and property and equipment. The Company engaged an independent valuation and appraisal firm to assist in its determination of the fair value of Keen's property and equipment, identifiable intangible assets, if any, and corresponding equity value; the fair values of cash and working capital were $20,700,000, property and equipment were $221,200,000 and Keen's other assets and liabilities were not material. The methods used to determine the fair values included estimating Keen's business enterprise value, utilizing both discounted cash flow and market comparable based approaches. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining expected useful life of the assets. Excluding intercompany loans, Keen's liabilities principally consisted of trade payables which were recorded at face value.

The most significant estimate made in recording the acquisition of Keen was the amount recorded for property and equipment, principally drilling rigs and related equipment. During 2009, Keen's revenue volume and profitability were adversely affected by the expiration of term contracts during a time of low gas prices, high levels of natural gas in storage and generally adverse economic conditions that have reduced the drilling activity of Keen's customers. If these trends continue and Keen's revenues remain depressed, it is possible that the fair values of Keen's property and equipment may decline, resulting in the recording of impairment charges in the future.

Use of Fair Value Estimates–Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Further, a fair value hierarchy prioritizes inputs to valuation techniques into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), the next priority to inputs that don't qualify as Level 1 inputs but are nonetheless observable, either directly or indirectly, for the particular asset or liability (Level 2), and the lowest priority to unobservable inputs (Level 3).

Over 95% of the Company's investment portfolio is classified as available for sale securities, which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices (Level 1 inputs), which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA), which are carried on the balance sheet at their estimated fair value of $831,100,000 at December 31, 2010. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. These estimates of fair value are considered to be Level 2 inputs, and the amounts realized from the disposition of these investments has not been materially different from their estimated fair values.

The Company also has a segregated portfolio of non-agency mortgage-backed securities which are carried on the balance sheet at their estimated fair value of $42,300,000. Although these securities trade in brokered markets, the market for these securities is sometimes inactive. The fair values of these investments are based on bid and ask prices, quotes obtained from independent market makers and pricing services. These estimates of fair values are also considered to be Level 2 inputs.

The fair values of the Company's portfolio of non-agency mortgage-backed bond securitizations, which are primarily determined using an income valuation model to calculate the present value of expected future cash flows, are considered to be Level 3 inputs.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to material change with the passage of time as more information becomes available. Estimating the ultimate impact of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of its current litigation will have a material adverse effect on its consolidated financial position, results of operations or liquidity; however, if amounts paid at the resolution of litigation are in excess of recorded reserve amounts, the excess could be material to results of operations for that period. As of December 31, 2010, the Company's accrual for contingent losses was not material.

Results of Operations

Substantially all of the Company's operating businesses sell products or services that are impacted by general economic conditions in the U.S. and to a lesser extent internationally. Poor general economic conditions have reduced the demand for products or services sold by the Company's operating subsidiaries and/or resulted in reduced pricing for products or services. Troubled industry sectors, like the residential real estate market, have had an adverse direct impact not only on the Company's real estate segments, but have also had an adverse indirect impact on some of the Company's other operating segments, including manufacturing and gaming entertainment. The discussions below concerning revenue and profitability by segment consider current economic conditions and the impact such conditions have had and may continue to have on each segment; however, should general economic conditions worsen and/or if the country experiences a prolonged recession, the Company believes that all of its businesses would be adversely impacted.

A summary of results of continuing operations for the Company for the three years in the period ended December 31, 2010 is as follows (in thousands):

	2010	2009	2008
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies:			
Manufacturing:			
Idaho Timber	**$ 547**	$ (12,680)	$ 769
Conwed Plastics	**8,803**	11,578	13,985
Oil and Gas Drilling Services	**(13,937)**	46,738	–
Gaming Entertainment	**(2,159)**	2,379	975
Domestic Real Estate	**(54,935)**	(71,298)	(14,695)
Medical Product Development	**(25,443)**	(23,818)	(36,586)
Other Operations	**(17,487)**	(26,434)	(34,947)
Corporate	**473,614**	(167,619)	(301,007)
Total consolidated income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**369,003**	(241,154)	(371,506)
Income (losses) related to associated companies before income taxes	**375,021**	805,803	(536,816)
Total consolidated income (loss) from continuing operations before income taxes	**744,024**	564,649	(908,322)
Income taxes:			
Income (loss) from continuing operations before income (losses) related to associated companies	**1,139,318**	(7,108)	(1,672,313)
Associated companies	**5,745**	(25,567)	(2,252)
Total income taxes	**1,145,063**	(32,675)	(1,674,565)
Income (loss) from continuing operations	**$1,889,087**	$ 531,974	$(2,582,887)

Manufacturing–Idaho Timber

A summary of results of operations for Idaho Timber for the three years in the period ended December 31, 2010 is as follows (in thousands):

	2010	2009	2008
Revenues and other income	**$172,908**	$142,709	$235,260
Expenses:			
Cost of sales	**159,689**	140,428	219,206
Salaries and incentive compensation	**5,938**	5,575	6,397
Depreciation and amortization	**4,138**	4,317	4,411
Selling, general and other expenses	**2,596**	5,069	4,477
	172,361	155,389	234,491
Income (loss) before income taxes	**$ 547**	$ (12,680)	$ 769

Idaho Timber's revenues for 2010 increased as compared to 2009; shipment volume and average selling prices increased approximately 3% and 17%, respectively. Idaho Timber believes that the increase in revenues for 2010 primarily reflects customers replenishing dimension lumber inventory levels during the first half of the year that had been reduced during the recession, an increase in housing starts in the first half of 2010 prior to the expiration of the federal government's home buyers' tax credits program, a more balanced supply of lumber in the marketplace relative to demand and an increase in demand for certain of Idaho Timber's products. Idaho Timber believes that the abundance of existing homes available for sale in the market and high unemployment will continue to negatively impact housing starts and Idaho Timber's revenues during 2011. Until housing starts substantially increase, annual dimension lumber shipping volume may remain flat or could decline.

Idaho Timber's revenues for 2009 reflected the weak demand resulting from reductions in housing starts and the excess supply of high-grade lumber in the marketplace. Shipment volume and average selling prices decreased approximately 32% and 9%, respectively, in 2009 as compared to 2008. Idaho Timber's revenues for 2009 also reflected the loss of a large home center board customer, which discontinued purchasing pine boards through its vendor managed inventory program effective July 1, 2008. Revenues from this customer pursuant to this program were $8,000,000 during 2008. Idaho Timber's 2008 revenues and other income included $4,200,000 from the settlement of an insurance claim.

Raw material costs, the largest component of cost of sales (approximately 81% of cost of sales), reflect the changes in shipment volume and increased costs for 2010 as compared to 2009. Raw material cost per thousand board feet increased approximately 15% in 2010 as compared to 2009, which was caused by reduced supply due to increased low-grade lumber exports and greater demand. Raw material costs declined for 2009 as compared to 2008, principally due to the same market conditions that negatively impacted revenues. Raw material cost per thousand board feet decreased approximately 9% in 2009 as compared to 2008. The difference between Idaho Timber's selling price and raw material cost per thousand board feet (spread) is closely monitored, and the rate of change in pricing and cost is not necessarily the same. Idaho Timber's spread increased by 29% in 2010 as compared to the prior year; the spread for 2009 was lower than for 2008. Cost of sales during 2009 also included charges of $1,400,000 to reduce the carrying value of certain timber deed contracts.

Salaries and incentive compensation expense declined in 2009 as compared to 2008 principally due to a decrease in estimated incentive bonus expense. Selling, general and other expenses for 2009 reflect impairment losses on long-lived assets related to one of Idaho Timber's plants of $2,100,000. During 2009, Idaho Timber discontinued remanufacturing of dimension lumber and experienced declining sales of certain specialty wood products at that plant, and as a result decided to close this plant.

Manufacturing–Conwed Plastics

A summary of results of operations for Conwed Plastics for the three years in the period ended December 31, 2010 is as follows (in thousands):

	2010	2009	2008
Revenues and other income	**$87,073**	$82,094	$106,004
Expenses:			
Cost of sales	**64,614**	56,539	75,994
Salaries and incentive compensation	**6,493**	6,740	7,834
Depreciation and amortization	**327**	318	183
Selling, general and other expenses	**6,836**	6,919	8,008
	78,270	70,516	92,019
Income before income taxes	**$ 8,803**	$11,578	$ 13,985

Conwed Plastics' revenues increased in 2010 as compared to 2009 primarily in the erosion control, filtration, consumer products and turf reinforcement markets. While Conwed Plastics has seen some signs of improved economic conditions in those markets and has benefited from certain new product launches and new uses of its products, its results continue to be negatively impacted by competitive pressures and customers closely managing their inventory. In addition, while revenues during the first nine months of 2010 increased as compared to 2009 in certain markets related to the housing industry, during the fourth quarter Conwed Plastics' revenues in those markets declined as compared to 2009.

Revenues declined in substantially all of Conwed Plastics' markets in 2009 as compared to 2008. Conwed Plastics' revenues in 2009 were particularly adversely impacted in those markets related to the housing industry, which include the carpet cushion, building and construction, erosion control and turf reinforcement markets. In addition, revenues from the erosion control, packaging and carpet cushion markets declined in 2009 as some business was lost to competitors.

The primary raw material in Conwed Plastics' products is a polypropylene resin, which is a byproduct of the oil refining process, whose price has historically fluctuated with the price of oil. During 2010, global demand for raw materials has also resulted in higher prices for polypropylene. Prices for polypropylene resin increased substantially in 2010 as compared to the prior year, which adversely affected gross margin; prices for polypropylene resin declined in 2009 as compared to 2008. The volatility of oil and natural gas prices along with current general economic conditions worldwide make it difficult to predict future raw material costs. Conwed Plastics believes that the increased competition for raw materials by foreign nations will continue to impact raw material costs. In addition to managing resin purchases, Conwed Plastics has continued to improve its ability to reduce and/or reuse scrap and will seek to further improve its manufacturing processes in order to increase raw material utilization.

Gross margin declined in 2010 as compared to 2009 primarily due to raw material cost increases and greater amortization expense for intangible assets. Gross margin improved in 2009 as compared to 2008 primarily due to decreased raw material costs and lower labor costs due to headcount reductions.

Pre-tax results for 2009 reflect a decline in salaries and incentive compensation expense as compared to 2008 principally due to a decrease in headcount and a related reduction in estimated incentive bonus expense, and a decline in selling, general and other expenses primarily due to lower professional and legal fees. Selling, general and other expenses for 2009 also reflect impairment losses on long-lived assets of $400,000.

Oil and Gas Drilling Services

A summary of results of operations for Keen for the year ended December 31, 2010 and for the period from the date of acquisition (November 2009) through December 31, 2009 is as follows (in thousands). As more fully discussed above, prior to the date of acquisition Keen was accounted for under the equity method of accounting.

	2010	2009
Revenues and other income	**$116,560**	$60,459
Expenses:		
Direct operating expenses	**93,281**	8,830
Interest	**1,234**	188
Salaries and incentive compensation	**3,406**	398
Depreciation and amortization	**25,447**	3,103
Selling, general and other expenses	**7,129**	1,202
	130,497	13,721
Income (loss) before income taxes	**$(13,937)**	$46,738

Keen's revenue volume and profitability are significantly affected by the actual and anticipated price of natural gas and oil, levels of natural gas and oil in storage and the supply of drilling rigs available in the marketplace. The exploration and production industry is cyclical and the level of exploration and production activity has historically been very volatile. During periods of lower levels of drilling activity, price competition for drilling services tends to increase, which may result in reduced revenues and profitability; conversely, during periods of increased drilling activity, drilling rigs are in demand often resulting in higher prices and contractual commitments from customers to obtain exclusive use of a particular rig for a longer term. Although Keen's rig utilization and dayrates increased throughout 2010, its revenues and profitability were adversely impacted by continued low natural gas prices and high levels of natural gas in storage. The negative impact of lower natural gas prices was partially offset by an increasing proportion of Keen's customers using its rigs to drill for oil rather than natural gas. In January 2011, Keen sold its 12 older mechanical rigs; only three of these rigs were operating under contract at the end of the year. During 2010, these 12 rigs generated revenues of $20,700,000.

Keen's revenues and profitability during 2009 were adversely affected by the same factors as during 2010, as well as by tight credit markets, which forced many of its customers to make significant reductions in their drilling programs. Revenues and other income for 2009 also reflect a gain of $49,300,000 resulting from the bargain purchase, as more fully discussed above.

Keen's results for 2010 also reflect higher costs related to operating and maintaining additional rigs, including increased headcount, wage increases and costs incurred to maintain, repair and make certain of its rigs operational following periods when they were not in use.

Gaming Entertainment

A summary of results of operations for Premier for the three years in the period ended December 31, 2010 is as follows (in thousands):

	2010	2009	2008
Revenues and other income	**$114,809**	$103,583	$119,090
Expenses:			
Direct operating expenses	**83,075**	79,452	93,987
Interest	**244**	489	899
Salaries and incentive compensation	**2,459**	1,977	2,451
Depreciation and amortization	**16,657**	16,532	16,956
Selling, general and other expenses	**14,533**	2,754	3,822
	116,968	101,204	118,115
Income (loss) before income taxes	**$ (2,159)**	$ 2,379	$ 975

Premier's gaming revenues for 2010 increased approximately 12% as compared to 2009, while the local gaming market was largely unchanged. Premier's gaming revenues for 2009 were essentially flat as compared to 2008, while the local gaming market declined substantially during that period. Premier implemented new and enhanced customer loyalty programs, which it believes was the primary reason for the growth in its gaming revenues and market share.

Revenues and other income for 2008 include a $7,300,000 gain from the settlement and collection of Premier's remaining insurance claim relating to Hurricane Katrina, and $5,600,000 resulting from capital contributions from the noncontrolling interest. In prior periods, the Company recorded 100% of the losses after cumulative loss allocations to the noncontrolling interest (classified as minority interest prior to January 1, 2009) had reduced the noncontrolling interest to zero. Since the noncontrolling interest remained at zero after considering the capital contributions, the entire capital contribution was recorded as income, effectively reimbursing the Company for a portion of the noncontrolling interest losses that were not previously allocated to the noncontrolling interest.

The increase in direct operating expenses in 2010 as compared to the prior year primarily reflects greater gaming taxes and marketing and promotional costs. The decrease in direct operating expenses in 2009 as compared to 2008 reflects reductions in workforce and other cost reductions implemented by Premier during the fourth quarter of 2008.

Selling, general and other expenses for 2010 include a loss for the award of $11,200,000, including interest, to the former holders of Premier's bond debt as a result of a decision by the Bankruptcy Court for the Southern District of Mississippi. The Premier noteholders had argued that they were entitled to liquidated damages under the indenture governing the notes, and as such were entitled to more than the principal amount of the notes plus accrued interest that was paid to them when Premier emerged from bankruptcy in 2007. Although the Company did not agree with the position taken by the Premier noteholders, in order to have Premier's bankruptcy plan confirmed so that Premier could complete reconstruction of its property after Hurricane Katrina and open its business without further delay, Premier funded an escrow account to cover the Premier noteholders' claim for additional damages in the amount of $13,700,000. On September 3, 2010, the Bankruptcy Court awarded the Premier noteholders $9,600,000, plus interest at the federal judgment rate in effect on August 10, 2007 from that date until the date of payment, but in no event would the Premier noteholders be entitled to damages in an amount exceeding the amount held in the escrow account. Any funds remaining in the escrow account after payment of the award are to be returned to Premier. Premier has filed a notice of appeal of the Bankruptcy Court's decision; no amounts are expected to be paid from the escrow account while the appeal is pending. Selling, general and other expenses for 2008 include $1,100,000 of charges relating to Hurricane Gustav, primarily to write off damaged assets, for which there was not an insurance recovery, and a charge of $800,000 to write down certain gaming assets that were not used.

Domestic Real Estate

A summary of results of operations for the domestic real estate segment for the three years in the period ended December 31, 2010 is as follows (in thousands):

	2010	2009	2008
Revenues and other income	**$ 17,075**	$ 30,637	$ 15,091
Expenses:			
Interest	**2,034**	2,322	4,408
Depreciation and amortization	**6,163**	8,408	7,607
Other operating expenses, including impairment charges described below	**63,813**	91,205	17,771
	72,010	101,935	29,786
Loss before income taxes	**$(54,935)**	$(71,298)	$(14,695)

Pre-tax results for the domestic real estate segment are largely dependent upon the performance of the segment's operating properties, the current status of the Company's real estate development projects and non-recurring gains or losses recognized when real estate assets are sold. As a result, pre-tax results for this segment for any particular period are not predictable and do not follow any consistent pattern.

Revenues and other income for 2009 include real estate sales of $12,400,000; the Company did not have any major real estate sales during 2010 and 2008. Real estate revenues and other income for 2010 and 2008 include gains of $1,200,000 and $3,700,000, respectively, for the favorable settlement of an insurance claim and a lawsuit. Real estate revenues and other income also include $1,000,000 and $(4,600,000) for 2009 and 2008, respectively, of income (charges) related to the accounting for the mark-to-market value of an interest rate derivative (which was terminated during the second quarter of 2009) relating to MB1's debt obligation.

As discussed above, the Company recorded impairment charges and reduced the carrying amount of MB1's mixed use real estate project located in Myrtle Beach, South Carolina by $67,800,000 in 2009 and $47,100,000 in 2010. The property was in foreclosure proceedings and in December 2010, the Company was invited to make a bid for the property, with the condition that a foreclosure sale to the Company must close as soon as possible without any due diligence period, which new bidders for the property would require. A subsidiary of the Company offered $19,300,000 for the property (including net working capital amounts); the offer was accepted and the foreclosure sale closed on January 7, 2011. At closing in 2011, MB1 was released from any remaining liability under its bank loan; accordingly, the remaining balance due after payment of the purchase price ($81,200,000) will be recognized in other income in the first quarter of 2011.

Other operating expenses also include an impairment charge in 2010 of $2,400,000 for one of its real estate projects and, in 2009, impairment charges aggregating $3,600,000 for certain other real estate properties, a charge of $1,400,000 representing the net book value of land and buildings that was contributed to a local municipality and $1,800,000 for the periodic net settlement amount for the interest rate derivative. Other operating expenses for 2008 include an impairment charge of $1,300,000 for certain real estate properties held for sale.

Residential property sales volume, prices and new building starts have declined significantly in many U.S. markets, including markets in which the Company has real estate operations in various stages of development. The slowdown in residential sales has been exacerbated by the turmoil in the mortgage lending and credit markets during the past few years, which has resulted in stricter lending standards and reduced liquidity for prospective home buyers. The Company has deferred its development plans for certain of its real estate development projects, and is not actively soliciting bids for its fully developed projects. The Company intends to wait for market conditions to improve before marketing certain of its projects for sale.

Medical Product Development

A summary of results of operations for Sangart for the three years in the period ended December 31, 2010 is as follows (in thousands):

	2010	2009	2008
Revenues and other income	**$ 123**	$ 5,147	$ 654
Expenses:			
Salaries and incentive compensation	**9,710**	9,641	13,058
Depreciation and amortization	**870**	836	756
Selling, general and other expenses	**14,986**	18,488	23,426
	25,566	28,965	37,240
Loss before income taxes	**$(25,443)**	$(23,818)	$(36,586)

Revenues and other income for 2009 include $5,000,000 of insurance proceeds received upon the death of Sangart's former chief executive officer. Sangart's losses reflect research and development costs (which are included in selling, general and other expenses) of $5,400,000, $3,500,000 and $13,900,000 for the years ended December 31, 2010, 2009 and 2008, respectively (including acquired research and development of $2,100,000 for 2008, which was expensed under prior GAAP). Research and development costs increased in 2010 as compared to 2009 primarily due to the completion of the Phase II proof of concept clinical trial and preparation for a larger Phase II clinical study of MP4OX in trauma patients. Research and development costs declined in 2009 as compared to 2008 primarily due to the completion during 2008 of two Phase III clinical trials relating to a possible use of MP4OX that Sangart subsequently decided not to pursue.

Selling, general and other expenses for 2010 and 2009 also include $300,000 and $3,100,000, respectively, of charges related to share-based awards previously granted to a former officer (such charges were included in salaries and compensation expense in prior periods during the course of his employment). During the fourth quarter of 2010, the fair value of these share-based awards declined; accordingly, Sangart reduced the liability and credited selling, general and other expenses by $4,300,000. In addition, selling, general and other expenses in 2010 reflect $900,000 of lower professional fees and $700,000 of decreased costs for severance and $700,000 of greater royalty expense than for 2009. Selling, general and other expenses for 2009 included $1,900,000 of charges for manufacturing facility design costs that Sangart did not expect to use. Selling, general and other expenses for 2009 also reflected $1,600,000 of greater royalty expenses; $700,000 of increased professional fees; and $800,000 of lower severance costs than for 2008. The decrease in salaries and incentive compensation expense in 2009 as compared to 2008 principally reflected headcount reductions. Salaries and incentive compensation expense for 2008 also included share-based compensation expense for the former officer during the course of his employment.

Sangart is a development stage company that does not have any revenues from product sales. During 2010, Sangart completed a Phase II proof of concept clinical trial of MP4OX in trauma patients. The study results were considered to be successful and would support the conduct of a larger Phase II clinical study in trauma patients, which could begin in the first half of 2011. If this larger Phase II study were to be successful, Sangart would have to conduct Phase III clinical studies in trauma patients. The Phase II and Phase III studies would take several years to complete at substantial cost, and until they are successfully completed, if ever, Sangart will not be able to request marketing approval and generate revenues from sales in the trauma market. Sangart is also exploring the application of the MP4 technology in additional therapeutic areas. The Company is unable to predict when, if ever, it will report operating profits for this segment.

Other Operations

A summary of results of operations for other operations for the three years in the period ended December 31, 2010 is as follows (in thousands):

	2010	2009	2008
Revenues and other income	**$ 67,119**	$ 51,764	$ 56,763
Expenses:			
Interest	**12**	31	39
Salaries and incentive compensation	**8,445**	8,339	11,514
Depreciation and amortization	**4,094**	4,840	5,366
Selling, general and other expenses	**72,055**	64,988	74,791
	84,606	78,198	91,710
Loss before income taxes	**$(17,487)**	$(26,434)	$(34,947)

Other income for 2010 includes $11,100,000 with respect to government grants to reimburse the Company for certain of its prior expenditures related to energy projects, which were fully expensed as incurred. The change in revenues and other income for 2010 also reflects $2,800,000 of increased revenues at the winery operations. Revenues and other income for 2009 reflect $3,900,000 less income as compared to 2008 from purchased delinquent credit card receivables.

Salaries and incentive compensation declined during 2009 primarily due to workforce and compensation reductions and lower estimated incentive bonus expense. Selling, general and other expenses include $26,800,000, $23,500,000 and $30,800,000 for 2010, 2009 and 2008, respectively, related to the investigation and evaluation of energy projects (principally professional fees and other costs). Selling, general and other expenses for 2010 also reflect $4,300,000 for other operations' portion of a settlement charge in connection with the termination and settlement of the Company's frozen defined benefit pension plan, and a $3,000,000 charge for a settlement with certain insurance companies. Selling, general and other expenses also include charges of $1,500,000 and $4,700,000 for 2010 and 2009, respectively, at the winery operations to reduce the carrying amount of wine inventory. The change in selling, general and other expenses for 2010 as compared to 2009 also reflects $2,100,000 of greater costs at the winery operations and $1,400,000 of lower costs related to purchased delinquent credit card receivables. Selling, general and other expenses for 2008 include a loss from asset disposals and write-downs of $5,200,000.

Corporate

A summary of results of operations for corporate for the three years in the period ended December 31, 2010 is as follows (in thousands):

	2010	2009	2008
Revenues and other income (including net securities gains (losses))	**$744,337**	$ 98,815	$ (42,322)
Expenses:			
Interest	**121,285**	125,724	140,002
Salaries and incentive compensation	**60,464**	45,659	26,395
Depreciation and amortization	**20,979**	18,441	12,903
Selling, general and other expenses	**67,995**	76,610	79,385
	270,723	266,434	258,685
Income (loss) before income taxes	**$473,614**	$(167,619)	$(301,007)

Net securities gains (losses) for Corporate aggregated $179,500,000, $(21,100,000) and $(144,500,000) for the years ended December 31, 2010, 2009 and 2008, respectively. Net securities gains (losses) for 2010 include a gain of $66,200,000 from the sale of the Company's investment in LPH for cash consideration of $85,000,000 and a gain of $94,900,000 from the sale of 30,000,000 common shares of Fortescue for net cash proceeds of

$121,500,000. Net securities gains (losses) are net of impairment charges of $2,500,000, $31,400,000 and $143,400,000 during 2010, 2009 and 2008, respectively. The Company's decision to sell securities and realize security gains or losses is generally based on its evaluation of an individual security's value at the time, the prospect for changes in its value in the future and/or the Company's liquidity needs. The decision could also be influenced by the status of the Company's tax attributes. The timing of realized security gains or losses is not predictable and does not follow any pattern from year to year.

Other income, which increased $450,000,000 in 2010 as compared to 2009 and $40,900,000 in 2009 as compared to 2008, includes a gain on the sale of Las Cruces during 2010 of $383,400,000, as discussed above, and $149,300,000, $66,100,000 and $40,500,000 for 2010, 2009 and 2008, respectively, related to Fortescue's Pilbara iron ore and infrastructure project in Western Australia. The Company is entitled to receive 4% of the revenue, net of government royalties, invoiced from certain areas of Fortescue's project, which commenced production in May 2008. Depreciation and amortization expenses include prepaid mining interest amortization of $9,900,000, $7,300,000 and $2,800,000 for 2010, 2009 and 2008, respectively, which is being amortized over time in proportion to the amount of ore produced. Other income for 2010 and 2009 also includes gains for legal settlements of $2,100,000 and $10,500,000, respectively, and for 2009 gains of $6,700,000 on the repurchase of certain of the Company's debt securities. Investment income declined $5,100,000 in 2010 as compared to 2009 and declined $23,200,000 in 2009 as compared to 2008 principally due to lower interest rates, and during 2009 a lower amount of fixed income securities than the prior year. Investment and other income also reflects income (charges) of $1,400,000, $1,300,000 and $(1,800,000) for 2010, 2009 and 2008, respectively, related to the accounting for mark-to-market values of Corporate derivatives. Investment and other income in 2008 includes $2,500,000 of foreign exchange gains.

The decrease in interest expense for 2010 as compared to the prior year primarily reflects decreased interest expense as a result of conversions of certain of the 3¾% Convertible Senior Subordinated Notes during 2009 and, as discussed above, repurchases of certain of the Company's debt securities during 2010 and 2009. The decrease in interest expense for 2009 as compared to 2008 primarily reflects decreased interest expense related to conversions of the 3¾% Convertible Senior Subordinated Notes in 2009 and 2008, repurchases of the 7% Senior Notes and decreased interest expense related to the fixed rate repurchase agreements.

The change in salaries and incentive compensation for 2010 as compared to 2009 reflects greater accrued incentive bonus expense of $22,300,000, of which $5,600,000 related to the Company's Senior Executive Annual Incentive Bonus Plan, and lower share-based compensation expense. Salaries and incentive compensation expense increased in 2009 as compared to the prior year principally due to greater accrued incentive bonus expense related to the Company's Senior Executive Annual Incentive Bonus Plan of $18,000,000. Bonus accruals under this plan are based on a percentage of pre-tax profits as defined in the plan. Other Corporate incentive bonuses are discretionary and not determined based on any mathematical formula. The Company recorded share-based compensation expense relating to grants made under the Company's senior executive warrant plan and the fixed stock option plan of $4,100,000, $10,900,000 and $9,600,000 in 2010, 2009 and 2008, respectively. Share-based compensation expense declined for 2010 as compared to 2009 due to the warrants previously granted under the Company's senior executive warrant plan becoming fully vested.

Selling, general and other expenses for 2010 include $8,400,000 for Corporate's portion of the defined benefit pension plan settlement charge, $5,100,000 of expenses related to the repurchase of certain of the Company's debt securities, $3,400,000 of costs for the investigation of investment opportunities and an impairment charge of $1,500,000 for a corporate aircraft. The change in selling, general and other expenses during 2010 as compared to 2009 also reflects $28,300,000 of expenses incurred during 2009 related to the induced conversion of certain of the 3¾% Convertible Senior Subordinated Notes and higher corporate aircraft expense of $1,800,000 during 2010. The decrease in selling, general and other expenses in 2009 as compared to 2008 principally reflects lower legal and other professional fees of $7,100,000, lower corporate aircraft expense of $5,100,000, primarily resulting from less usage and lower fuel costs, and lower severance expense of $4,700,000. Selling, general and other expenses for 2009 also reflect an increase as compared to 2008 of $12,100,000 for expenses incurred relating to the induced conversion of the Company's 3¾% Convertible Senior Subordinated Notes and $2,600,000 of greater pension expense.

As discussed above, the income tax provision for 2010 reflects a credit of $1,157,100,000 as a result of the reversal of a portion of the valuation allowance for the net deferred tax asset. The Company adjusted the valuation allowance since it believes it is more likely than not that it will have future taxable income sufficient to realize a substantial portion of the net deferred tax asset. The tax provision for 2010 also includes state and foreign income taxes, including withholding taxes on the FMG Note interest of $14,900,000.

As of December 31, 2009, the Company had a full valuation allowance against its net federal deferred tax asset, including its available NOLs. As a result, the Company did not record any regular federal income tax expense for the year ended December 31, 2009. However, the Company has material unrealized security gains reflected in accumulated other comprehensive income and in income related to associated companies. If these gains were realized, the Company would be able to use its NOLs to fully offset the federal income taxes that would be due, but the Company would have to pay federal minimum taxes. Although the payment of federal minimum taxes generates a minimum tax credit carryover, it would be fully reserved for in the net deferred tax asset valuation allowance. Accordingly, for the year ended December 31, 2009, the Company recorded provisions for deferred federal minimum taxes payable of $22,700,000 and $11,600,000 in accumulated other comprehensive income and income related to associated companies, respectively. In addition, income tax expense for the year ended December 31, 2009 includes state and foreign income taxes, including withholding taxes on the FMG Note interest of $10,700,000.

The Worker, Homeownership, and Business Assistance Act of 2009 provided taxpayers a special election for extended net operating loss carryback benefits, and with respect to any net operating loss for which the election was made, eliminated the limitation that applies to using the NOL to reduce alternative minimum taxable income. In 2010, the Internal Revenue Service provided additional guidance with respect to application of the law, and the Company made the election with respect to its 2008 NOL. As a result, approximately $2,628,000,000 of the NOLs referred to above can be used to fully offset federal minimum taxable income (a potential savings of $52,600,000 of future federal minimum taxes), and no federal regular or minimum income tax would be payable on such income. During 2010, the Company reversed deferred federal minimum tax liabilities which had been recorded in prior periods of $11,600,000 to income related to associated companies and $22,700,000 to accumulated other comprehensive income.

As more fully discussed above, during 2008 the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance by $1,672,100,000 with a corresponding charge to income tax expense.

The income tax provision reflects the reversal of tax reserves aggregating $600,000, $2,000,000 and $4,100,000 for the years ended December 31, 2010, 2009 and 2008, respectively, as a result of the expiration of the applicable statute of limitations and the favorable resolution of various state and federal income tax contingencies.

Associated Companies

Income (losses) related to associated companies includes the following for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
ACF	**$183,600**	$376,500	$(155,300)
Jefferies	**157,900**	469,800	(105,700)
Berkadia	**16,200**	20,800	–
Garcadia	**14,400**	(25,700)	3,300
JHYH	**20,100**	37,200	(69,100)
HomeFed	**1,100**	900	(3,100)
Keen	**–**	(45,500)	24,900
IFIS	**–**	(1,900)	(71,700)
Pershing Square	**3,000**	(3,200)	(77,700)
Shortplus	**–**	(400)	10,500
Highland Opportunity	**–**	–	(17,200)
Wintergreen	**–**	1,100	(32,600)
EagleRock	**–**	–	(19,000)
Las Cruces	**(16,200)**	1,000	(5,900)
Other	**(5,100)**	(24,800)	(18,200)
Income (losses) related to associated companies before income taxes	**375,000**	805,800	(536,800)
Income tax (expense) benefit	**5,800**	(25,600)	(2,300)
Income (losses) related to associated companies, net of taxes	**$380,800**	$780,200	$(539,100)

As discussed above, the Company elected the fair value option to account for its investments in Jefferies and ACF, with changes in market values reflected directly in earnings. The unrealized gain on ACF was realized when it was sold in 2010.

Berkadia acquired its commercial mortgage origination and servicing business pursuant to an Asset Put Agreement ("APA") entered into between Berkadia and the seller in September 2009. The seller paid Berkadia $40,000,000 for the right to require Berkadia to purchase the business pursuant to the terms of the APA. The seller subsequently filed for bankruptcy protection under chapter 11 of title 11 of the United States Bankruptcy Code and exercised the put option. Although there were other parties interested in purchasing portions of the commercial mortgage origination and servicing business, Berkadia's offer was the only offer for the entire business, which eliminated the seller's risk of disposing of the remaining business. In addition, Berkadia's offer included a provision to hire the employees operating the business, thereby saving the seller material employment related expenses.

Berkadia applied the acquisition method to account for the purchase and recorded the assets and liabilities acquired at fair value, which were principally mortgage servicing rights, mortgage loans and servicer advances. The fair values of the net assets acquired exceeded the amount paid, principally due to the amount received as a put premium and the reasons identified above. The excess was treated as a bargain purchase and recognized as a gain on the date of acquisition. The Company's share of the bargain purchase gain was $24,400,000, which is reflected in the table in 2009.

As discussed above, the Company's equity in losses of Garcadia for 2009 includes impairment charges for goodwill and other intangible assets aggregating $32,300,000.

The Company owns approximately 31.4% of HomeFed, a California real estate development company, which it acquired in 2002. The Company's share of HomeFed's reported earnings fluctuates with the level of real estate sales activity at HomeFed's development projects.

As discussed above, the Company's equity in losses of Keen includes impairment charges of $36,500,000 in 2009. Keen became a consolidated subsidiary in November 2009.

As discussed above, the Company's equity in losses of IFIS for 2008 includes an impairment charge of $63,300,000. In January 2009, IFIS raised a significant amount of new equity in a rights offering in which the Company did not participate. As a result, the Company's ownership interest in IFIS was reduced to 8% and the Company no longer applies the equity method of accounting for this investment.

The stated objective of Pershing Square was to create capital appreciation by investing in Target Corporation. Losses recorded by Pershing Square principally resulted from a decline in the market value of Target Corporation's common stock. During 2010, the Company redeemed its interest in Pershing Square by transferring its equity into a larger, more diversified investment partnership managed by the same manager. The Company's percentage ownership interest in this larger investment partnership is much smaller and does not qualify for the equity method of accounting.

Shortplus, Highland Opportunity, Wintergreen and EagleRock are investment partnerships or limited liability corporations whose investment decisions are at the sole discretion of their respective general partners or managing members. These entities invest in a variety of debt and equity securities. The Company has redeemed its interests in these entities.

As discussed above, the Company's equity investment in Las Cruces was sold in 2010.

Discontinued Operations

Domestic Real Estate

As discussed above, in August 2010 the Company sold its operating retail shopping center in Long Island, New York and recorded a pre-tax and after tax gain on sale of discontinued operations of $4,500,000. Historical operating results for this business were not material.

Property Management and Services

As discussed above, in September 2010 the Company sold ResortQuest, recognized a pre-tax and after tax gain on sale of discontinued operations of $35,400,000 and classified its historical operating results as a discontinued operation. Pre-tax income (losses) of ResortQuest were $13,600,000 and $(2,800,000) for the years ended December 31, 2010 and 2008, respectively, and were not material in 2009.

Telecommunications

As discussed above, in October 2010 the Company sold STi Prepaid, recognized a pre-tax and after tax gain on sale of discontinued operations of $21,100,000 and classified its historical operating results as a discontinued operation. Pre-tax income of STi Prepaid was $1,900,000, $400,000 and $11,900,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Other Operations

In 2010 the Company classified its power production business that burns waste biomass to produce electricity as a held for sale discontinued operation and recorded a charge of $25,300,000 to reduce the carrying amount of the business to its fair value. Pre-tax losses of this business, including the impairment charge, were $36,900,000, $10,300,000 and $5,500,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Other

As discussed above, during the years ended December 31, 2010, 2009 and 2008, the Company received distributions of $11,600,000, $11,300,000 and $44,900,000, respectively, from Empire, a subsidiary of the Company that had been classified as a discontinued operation in 2001 and fully written-off. For income tax purposes, the payments are treated as non-taxable distributions paid by a subsidiary.

The Company sold WilTel in December 2005. During 2009, the Company received 636,300 of its common shares in connection with the resolution of a lawsuit related to WilTel and recorded income from discontinued operations of $15,200,000 based on the market value of the common shares. These shares were originally issued in connection with the acquisition of WilTel in 2003, and had been held in a fund for certain claims made against WilTel prior to the Company's ownership. The resolution of the lawsuit found that the claimants were not entitled to the shares and they were returned to the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio and its borrowing activities and equity price risk.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in equity. Included in the Company's available for sale investment portfolio are fixed income securities, which comprised approximately 31% of the Company's total investment portfolio at December 31, 2010. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or U.S. Government-Sponsored Enterprises. The estimated weighted average remaining life of these fixed income securities was approximately 3.1 years at December 31, 2010. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. At December 31, 2009, fixed income securities comprised approximately 22% of the Company's total investment portfolio and had an estimated weighted average remaining life of 2.7 years.

Also included in the Company's available for sale investment portfolio are equity securities, which are recorded on the balance sheet at an aggregate fair value of $2,642,600,000 (aggregate cost of $776,900,000) and which comprised approximately 64% of the Company's total investment portfolio at December 31, 2010. The majority of this amount consists of two publicly traded securities; the investment in Fortescue common shares, which is carried at fair value of $1,659,600,000, and the investment in Inmet, which is carried at fair value of $862,500,000. The Company evaluates its investments for impairment on a quarterly basis.

The Company is also subject to price risk related to its investment in Jefferies for which it has elected the fair value option. At December 31, 2010, this investment is classified as an investment in associated companies and carried at a fair value of $1,314,200,000.

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. Included in variable interest rate borrowings is the MB1 debt whose fair value is the amount paid by the Company's subsidiary for the property in the foreclosure sale, as discussed above. For securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities.

For additional information, see Notes 6, 13 and 22 of Notes to Consolidated Financial Statements.

	Expected Maturity Date							
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government and agencies	$248,479	$ 1,163	$ 861	$ 663	$ 512	$ 3,055	$ 254,733	$ 254,733
Weighted-Average Interest Rate	.13%	4.64%	4.54%	4.42%	4.31%	3.77%		
U.S. Government-Sponsored Enterprises	$128,810	$106,511	$ 86,664	$71,955	$ 60,605	$368,838	$ 823,383	$ 823,383
Weighted-Average Interest Rate	3.21%	3.12%	3.04%	2.98%	2.92%	2.80%		
Other Fixed Maturities:								
Rated Investment Grade	$ 59,223	$ 47,064	$ 20,837	$ 785	$ 7,541	$ 2,465	$ 137,915	$ 137,915
Weighted-Average Interest Rate	2.86%	2.08%	1.86%	5.37%	5.02%	5.41%		
Rated Less Than Investment Grade/ Not Rated	$ 9,044	$ 18,005	$ 20,941	$11,107	$ 2,093	$ –	$ 61,190	$ 61,190
Weighted-Average Interest Rate	6.01%	5.26%	7.12%	7.75%	8.25%	–		
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$410,346	$ 633	$407,378	$98,104	$480,029	$567,554	$1,964,044	$2,087,980
Weighted-Average Interest Rate	.39%	3.39%	7.33%	7.59%	7.65%	8.50%		
Variable Interest Rate Borrowings	$ 51,004	$ 22	$ –	$ –	$ –	$ –	$ 51,026	$ 51,026
Weighted-Average Interest Rate	3.84%	4.80%	–	–	–	–		
Rate Sensitive Derivative Financial Instruments:								
Pay Fixed/Receive Variable								
Interest Rate Swap	$ 32,881	$ –	$ –	$ –	$ –	$ –	$ 32,881	$ (535)
Average Pay Rate	5.01%	–	–	–	–	–		
Average Receive Rate	.83%	–	–	–	–	–		

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31,

2010. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, the Company's management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein in Item 8.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance.

The information to be included under the caption "Election of Directors", "Information Concerning the Board and Board Committees", "Executive Compensation – Section 16(a) Beneficial Ownership Reporting Compliance" and "Audit Committee Report" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A of the Exchange Act in connection with the 2011 annual meeting of shareholders of the Company (the "Proxy Statement") is incorporated herein by reference. In addition, reference is made to Item 10 in Part I of this Report.

Item 11. Executive Compensation.

The information to be included under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information to be included under the caption "Information on Stock Ownership" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information to be included under the captions "Director Independence", and "Certain Relationships and Related Person Transactions" under the heading "Information Concerning The Board of Directors and Board Committees" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information to be included under the caption "Independent Accounting Firm Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1)(2) Financial Statements and Schedule.

(3) Executive Compensation Plans and Arrangements. See Item 15(b) below for a complete list of Exhibits to this Report.

1999 Stock Option Plan as Amended and Restated, effective May 11, 2009 (filed as Annex A to the Company's Proxy Statement dated April 10, 2009 (the "2009 Proxy Statement")).

Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 10-K")).

Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 10-K")).

Form of Amendment No. 1 to the Amended and Restated Shareholders Agreement dated as of June 30, 2003 (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (the "2nd Quarter 2006 10-Q")).

Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the Company's Proxy Statement dated April 17, 2006 (the "2006 Proxy Statement")).

Leucadia National Corporation 2006 Senior Executive Warrant Plan (filed as Annex B to the 2006 Proxy Statement).

Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 13, 2005 (the "July 13, 2005 8-K")).

Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).

Deferred Compensation and Salary Continuation Agreement, dated March 2, 1977 by and between Terracor, a Utah Corporation and Ian M. Cumming (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "1st Quarter 2009 10-Q")).*

---

* Incorporated by reference.

First Amendment to Deferred Compensation and Salary Continuation Agreement, dated May 24, 1996 by and between the Company, as successor to Terracor, and Ian M. Cumming (filed as Exhibit 10.2 to the 1st Quarter 2009 10-Q).*

(b) Exhibits.

We will furnish any exhibit upon request made to our Corporate Secretary, 315 Park Avenue South, New York, NY 10010. We charge $.50 per page to cover expenses of copying and mailing.

All documents referenced below were filed pursuant to the Securities Exchange Act of 1934 by the Company, file number 1-5721, unless otherwise indicated.

3.1 Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*

3.2 Certificate of Amendment of the Certificate of Incorporation dated as of May 14, 2002 (filed as Exhibit 3.2 to the 2003 10-K).*

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 10-K")).*

3.4 Amended and Restated By-laws as amended through March 2, 2009 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 3, 2009).*

3.5 Certificate of Amendment of the Certificate of Incorporation dated as of May 13, 2004 (filed as Exhibit 3.5 to the Company's 2004 10-K).*

3.6 Certificate of Amendment of the Certificate of Incorporation dated as of May 17, 2005 (filed as Exhibit 3.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 10-K")).*

3.7 Certificate of Amendment of the Certificate of Incorporation dated as of May 23, 2007 (filed as Exhibit 4.7 to the Company's Registration Statement on Form S-8 (No. 333-143770)).*

4.1 The Company undertakes to furnish the Securities and Exchange Commission, upon written request, a copy of all instruments with respect to long-term debt not filed herewith.

10.1 1999 Stock Option Plan as Amended and Restated (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-169377)).*

10.2 Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.4 to the Company's 2004 10-K).*

10.3 Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the 2003 10-K).*

10.4 Services Agreement, dated as of January 1, 2004, between the Company and Ian M. Cumming (filed as Exhibit 10.37 to the 2005 10-K).*

10.5 Services Agreement, dated as of January 1, 2004, between the Company and Joseph S. Steinberg (filed as Exhibit 10.38 to the 2005 10-K).*

---

* Incorporated by reference.

10.6 Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the 2006 Proxy Statement).*

10.7 Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the July 13, 2005 8-K).*

10.8 Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).*

10.9 Tax Cooperation Agreement between Williams Communications Group, Inc. ("WCG") and the Williams Companies Inc. dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 7 to the Settlement Agreement (filed as Exhibit 99.9 to the Current Report on Form 8-K of WCG dated July 31, 2002).*

10.10 Exhibit 1 to the Agreement and Plan of Reorganization between the Company and TLC Associates, dated February 23, 1989 (filed as Exhibit 3 to Amendment No. 12 to the Schedule 13D dated December 29, 2004 of Ian M. Cumming and Joseph S. Steinberg with respect to the Company).*

10.11 Information Concerning Executive Compensation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 24, 2008).*

10.12 Form of Unit Purchase Agreement, dated as of April 6, 2006, by and among GAR, LLC, the Company, AA Capital Equity Fund, L.P., AA Capital Biloxi Co-Investment Fund, L.P. and HRHC Holdings, LLC (filed as Exhibit 10.1 to the 2nd Quarter 2006 10-Q).*

10.13 Form of Loan Agreement, dated as of April 6, 2006, by and among Goober Drilling, LLC, the Subsidiaries of Goober Drilling, LLC from time to time signatory thereto and the Company (filed as Exhibit 10.2 to the 2nd Quarter 2006 10-Q).*

10.14 Form of First Amendment to Loan Agreement, dated as of June 15, 2006, between Goober Drilling, LLC, the Subsidiaries of Goober Drilling, LLC from time to time signatory thereto and the Company (filed as Exhibit 10.3 to the 2nd Quarter 2006 10-Q).*

10.15 Form of First Amended and Restated Limited Liability Company Agreement of Goober Drilling, LLC, dated as of June 15, 2006, by and among Goober Holdings, LLC, Baldwin Enterprises, Inc., the Persons that become Members from time to time, John Special, Chris McCutchen, Jim Eden, Mike Brown and Goober Drilling Corporation (filed as Exhibit 10.4 to the 2nd Quarter 2006 10-Q).*

10.16 Form of Amendment No. 1, dated as of May 16, 2006, to the Amended and Restated Shareholders Agreement dated as of June 30, 2003, by and among Ian M. Cumming, Joseph S. Steinberg and the Company (filed as Exhibit 10.6 to the 2nd Quarter 2006 10-Q).*

10.17 Form of Subscription Agreement, dated as of July 15, 2006, by and among FMG Chichester Pty Ltd, the Company, and Fortescue Metals Group Ltd (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the "3rd Quarter 2006 10-Q")).*

10.18 Form of Amending Agreement, dated as of August 18, 2006, by and among FMG Chichester Pty Ltd, the Company and Fortescue Metals Group Ltd (filed as Exhibit 10.2 to the 3rd Quarter 2006 10-Q).*

10.19 Compensation Information Concerning Non-Employee Directors (filed under Item 1.01 of the Company's Current Report on Form 8-K dated May 22, 2006).*

---

* Incorporated by reference.

10.20 Leucadia National Corporation 2006 Senior Executive Warrant Plan (filed as Annex B to the 2006 Proxy Statement).*

10.21 Asset Purchase and Contribution Agreement, dated as of January 23, 2007, by and among Baldwin Enterprises, Inc., STi Prepaid, LLC, Samer Tawfik, Telco Group, Inc., STi Phonecard Inc., Dialaround Enterprises Inc., STi Mobile Inc., Phonecard Enterprises Inc.,VOIP Enterprises Inc., STi PCS, LLC, Tawfik & Partners, SNC, STiPrepaid & Co., STi Prepaid Distributors & Co. and ST Finance, LLC (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the "1st Quarter 2007 10-Q")).*

10.22 Registration Rights Agreement, dated as of March 8, 2007, among STi Prepaid, LLC and ST Finance, LLC (filed as Exhibit 10.2 to the 1st Quarter 2007 10-Q).*

10.23 Amended and Restated Limited Liability Company Agreement, dated as of March 8, 2007, by and among STi Prepaid, LLC, BEI Prepaid, LLC and ST Finance, LLC (filed as Exhibit 10.3 to the 1st Quarter 2007 10-Q).*

10.24 Master Agreement for the Formation of a Limited Liability Company dated as of February 28, 2007, among Jefferies Group, Inc., Jefferies & Company, Inc. and Leucadia National Corporation (filed as Exhibit 10.4 to the 1st Quarter 2007 10-Q).*

10.25 Amended and Restated Limited Liability Company Agreement of Jefferies High Yield Holdings, LLC, dated as of April 2, 2007, by and among Jefferies Group, Inc., Jefferies & Company, Inc., Leucadia National Corporation, Jefferies High Yield Partners, LLC, Jefferies Employees Opportunity Fund LLC and Jefferies High Yield Holdings, LLC (filed as Exhibit 10.5 to the 1st Quarter 2007 10-Q).*

10.26 Investment Agreement dated as of April 20, 2008, by and between Leucadia National Corporation and Jefferies Group, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 21, 2008).*

10.27 Letter Agreement dated April 20, 2008, between Leucadia National Corporation and Jefferies Group, Inc. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 21, 2008).*

10.28 Share Forward Transaction Agreement, dated January 11, 2008 (filed as Exhibit 1 to the Company's schedule 13D dated January 10, 2008 with respect to AmeriCredit Corp.).*

10.29 Deferred Compensation and Salary Continuation Agreement, dated March 2, 1977 by and between Terracor, a Utah Corporation and Ian M. Cumming (filed as Exhibit 10.1 to the 1st Quarter 2009 10-Q).*

10.30 First Amendment to Deferred Compensation and Salary Continuation Agreement, dated May 24, 1996 by and between the Company, as successor to Terracor, and Ian M. Cumming (filed as Exhibit 10.2 to the 1st Quarter 2009 10-Q).*

10.31 Asset Put Agreement, dated September 2, 2009, among Berkadia III, LLC, Capmark Financial Group, Inc., Capmark Finance Inc. and Capmark Capital Inc., and solely with respect to Sections 2.5, 10.5, 10.7, 10.11, 10.16 and 10.17, Berkshire Hathaway Inc. and Leucadia National Corporation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on May 12, 2010).*

---

* Incorporated by reference.

10.32 Guaranty, dated as of December 10, 2009, by Leucadia National Corporation in favor of BH Finance LLC, in its own capacity as the lender under the Credit Agreement, dated as of December 10, 2009, among Berkadia Commercial Mortgage LLC and BH Finance LLC, and on behalf of each of the other Secured Parties under (and as defined in) the Credit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 14, 2009).*

10.33 Form of Letter Agreement, dated March 1, 2010, between the Corporation and Justin R. Wheeler (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 5, 2010).*

10.34 Form of Letter Agreement, dated June 22, 2010, between the Corporation and Thomas E. Mara/Joseph A. Orlando (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2010).*

10.35 Form of Shareholder Support and Voting Agreement dated as of July 21, 2010, among General Motors Holdings LLC, Goalie Texas Holdco Inc., Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., BEI Arch Holdings, LLC and BEI-Longhorn, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 22, 2010).*

10.36 Amendment No. 1 to Credit Agreement dated as of October 29, 2010 among Berkadia Commercial Mortgage LLC, BH Finance LLC and Baldwin Enterprises, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 5, 2010).*

10.37 Participation Agreement dated as of October 29, 2010 between Baldwin Enterprises, Inc. and BH Finance LLC (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 5, 2010).*

10.38 Amendment No. 1 to Guaranty dated as of October 29, 2010 made by Leucadia National Corporation in favor of BH Finance LLC in its own capacity as a lender under the Credit Agreement referred to therein and on behalf of each of the other Secured Parties under the Credit Agreement (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed November 5, 2010).*

10.39 Share Purchase Agreement dated November 29, 2010, among Leucadia National Corporation, MK Resources LLC and Inmet Mining Corporation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.40 Note Purchase Agreement dated November 29, 2010, among Leucadia National Corporation, Inmet Mining Corporation and Inmet Finance Company SARL (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.41 Form of Registration Rights Agreement by and among Inmet Mining Corporation and the Investors Named Herein dated as of August 22, 2005 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.42 Information Concerning Executive Compensation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 21, 2011).*

21 Subsidiaries of the registrant.

23.1 Consent of PricewaterhouseCoopers LLP, with respect to the incorporation by reference into the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-169379).

---

* Incorporated by reference.

23.2 Consent of independent auditors from Deloitte & Touche LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of AmeriCredit Corp. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-169379).

23.3 Consent of independent auditors from KPMG LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Group, Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-169379).

23.4 Consent of independent auditors from Deloitte & Touche LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Group, Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-169379).

31.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.2 Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.3 Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101 Financial statements from the Annual Report on Form 10-K of Leucadia National Corporation for the year ended December 31, 2010, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Shareholders Equity, (v) the Notes to Consolidated Financial Statements and (vi) Financial Statement Schedule II – Valuation and Qualifying Accounts.

(c) Financial statement schedules.

(1) AmeriCredit Corp. financial statements as of and for the years ended June 30, 2010, 2009 and 2008.

(2) Jefferies Group, Inc. financial statements as of and for the eleven month period ended November 30, 2010, and as of December 31, 2009, and for each of the years in the two-year period ended December 31, 2009.

** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

February 24, 2011

By: /s/Barbara L. Lowenthal
Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth below.

Date	Signature	Title
February 24, 2011	By: /s/ Ian M. Cumming Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
February 24, 2011	By: /s/ Joseph S. Steinberg Joseph S. Steinberg	President and Director (Principal Executive Officer)
February 24, 2011	By: /s/ Joseph A. Orlando Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
February 24, 2011	By: /s/ Barbara L. Lowenthal Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
February 24, 2011	By: /s/ Paul M. Dougan Paul M. Dougan	Director
February 24, 2011	By: /s/ Alan J. Hirschfield Alan J. Hirschfield	Director
February 24, 2011	By: /s/ James E. Jordan James E. Jordan	Director
February 24, 2011	By: /s/ Jeffrey C. Keil Jeffrey C. Keil	Director
February 24, 2011	By: /s/ Jesse Clyde Nichols, III Jesse Clyde Nichols, III	Director
February 24, 2011	By: /s/ Michael Sorkin Michael Sorkin	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Leucadia National Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1)(2) present fairly, in all material respects, the financial position of Leucadia National Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 24, 2011

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2009

(Dollars in thousands, except par value)

	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 441,340**	$ 130,475
Investments	**264,572**	84,707
Trade, notes and other receivables, net	**150,328**	163,863
Prepaids and other current assets	**129,350**	92,747
Current assets of discontinued operations	**–**	79,682
Total current assets	**985,590**	551,474
Non-current investments ($413,858 and $210,364 collateralizing current liabilities)	**3,832,659**	2,128,238
Intangible assets, net and goodwill	**42,636**	51,224
Deferred tax asset, net	**1,175,558**	–
Other assets	**452,321**	526,057
Property, equipment and leasehold improvements, net	**587,371**	657,898
Investments in associated companies ($1,314,227 and $1,792,683 measured using fair value option)	**2,274,163**	2,764,885
Non-current assets of discontinued operations	**–**	82,588
Total	**$9,350,298**	$6,762,364
Liabilities		
Current liabilities:		
Trade payables and expense accruals	**$ 176,592**	$ 144,483
Other current liabilities	**27,468**	31,960
Securities sold under agreements to repurchase	**401,121**	198,582
Debt due within one year	**142,659**	114,010
Current liabilities of discontinued operations	**–**	135,946
Total current liabilities	**747,840**	624,981
Other non-current liabilities	**90,608**	102,298
Long-term debt	**1,548,469**	1,657,779
Non-current liabilities of discontinued operations	**–**	2,809
Total liabilities	**2,386,917**	2,387,867
Commitments and contingencies		
Equity		
Common shares, par value $1 per share, authorized 600,000,000 shares; 243,808,147 and 243,288,154 shares issued and outstanding, after deducting 47,525,707 and 47,524,960 shares held in treasury	**243,808**	243,288
Additional paid-in capital	**1,542,964**	1,529,064
Accumulated other comprehensive income	**1,687,363**	985,032
Retained earnings	**3,482,623**	1,604,263
Total Leucadia National Corporation shareholders' equity	**6,956,758**	4,361,647
Noncontrolling interest	**6,623**	12,850
Total equity	**6,963,381**	4,374,497
Total	**$9,350,298**	$6,762,364

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2010, 2009 and 2008

(In thousands, except per share amounts)

	2010	2009	2008
Revenues and Other Income:			
Manufacturing	**$ 259,841**	$ 224,460	$ 336,833
Oil and gas drilling services	**116,542**	11,102	–
Gaming entertainment	**114,763**	103,495	105,842
Investment and other income	**649,364**	257,257	192,412
Net securities gains (losses)	**179,494**	(21,106)	(144,547)
	1,320,004	575,208	490,540
Expenses:			
Manufacturing cost of sales	**224,303**	196,967	295,200
Direct operating expenses:			
Oil and gas drilling services	**93,281**	8,830	–
Gaming entertainment	**83,075**	79,452	93,987
Interest	**124,809**	128,754	145,348
Salaries and incentive compensation	**98,433**	79,837	71,838
Depreciation and amortization	**78,675**	56,795	48,182
Selling, general and other expenses	**248,425**	265,727	207,491
	951,001	816,362	862,046
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**369,003**	(241,154)	(371,506)
Income tax provision (benefit):			
Current	**17,793**	7,108	255
Deferred	**(1,157,111)**	–	1,672,058
	(1,139,318)	7,108	1,672,313
Income (loss) from continuing operations before income (losses) related to associated companies	**1,508,321**	(248,262)	(2,043,819)
Income (losses) related to associated companies, net of income tax provision (benefit) of $(5,745), $25,567 and $2,252	**380,766**	780,236	(539,068)
Income (loss) from continuing operations	**1,889,087**	531,974	(2,582,887)
Income (loss) from discontinued operations, net of income tax provision of $0, $35, and $1,362	**(9,848)**	16,621	47,093
Gain (loss) on disposal of discontinued operations, net of income tax provision of $0 in all periods	**60,997**	–	(1,018)
Net income (loss)	**1,940,236**	548,595	(2,536,812)
Net (income) loss attributable to the noncontrolling interest	**(924)**	1,685	1,387
Net income (loss) attributable to Leucadia National Corporation common shareholders	**$1,939,312**	$ 550,280	$(2,535,425)

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations, continued

For the years ended December 31, 2010, 2009 and 2008

(In thousands, except per share amounts)

	2010	2009	2008
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:			
Income (loss) from continuing operations	**$7.77**	$2.21	$(11.20)
Income (loss) from discontinued operations	**(.04)**	.07	.20
Gain (loss) on disposal of discontinued operations	**.24**	–	–
Net income (loss)	**$7.97**	$2.28	$(11.00)
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:			
Income (loss) from continuing operations	**$7.66**	$2.18	$(11.20)
Income (loss) from discontinued operations	**(.04)**	.07	.20
Gain (loss) on disposal of discontinued operations	**.23**	–	–
Net income (loss)	**$7.85**	$2.25	$(11.00)
Amounts attributable to Leucadia National Corporation common shareholders:			
Income (loss) from continuing operations, net of taxes	**$1,891,352**	$533,659	$(2,581,500)
Income (loss) from discontinued operations, net of taxes	**(9,848)**	16,621	47,093
Gain (loss) on disposal of discontinued operations, net of taxes	**57,808**	–	(1,018)
Net income (loss)	**$1,939,312**	$550,280	$(2,535,425)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2009 and 2008

(In thousands)

	2010	2009	2008
Net cash flows from operating activities:			
Net income (loss)	**$ 1,940,236**	$ 548,595	$(2,536,812)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operations:			
Deferred income tax provision (benefit)	**(1,166,417)**	19,612	1,672,063
Depreciation and amortization of property, equipment and leasehold improvements	**78,975**	61,946	56,060
Other amortization	**25,755**	24,431	16,223
Share-based compensation	**4,260**	11,106	12,183
Excess tax benefit from exercise of stock options	**(189)**	(15)	(1,828)
Provision for doubtful accounts	**3,003**	2,615	2,386
Net securities (gains) losses	**(179,494)**	21,106	144,542
(Income) losses related to associated companies	**(375,021)**	(805,803)	536,816
Distributions from associated companies	**454,094**	36,692	87,211
Net (gains) losses related to real estate, property and equipment, and other assets	**(320,274)**	46,074	(29,244)
Income related to Fortescue's Pilbara project, net of proceeds received	**22,887**	(66,079)	(40,467)
Bargain purchase gain related to Keen	**–**	(49,345)	–
Common shares received in connection with lawsuit resolution	**–**	(15,222)	–
(Gain) loss on buyback of debt	**5,138**	(6,693)	–
Loss on debt conversion	**–**	25,990	16,239
(Gain) loss on disposal of discontinued operations	**(60,997)**	–	1,018
Losses related to litigation	**14,099**	–	–
Pension plan settlement charge	**12,728**	–	–
Investments classified as trading, net	**–**	(1,132)	90,929
Net change in:			
Restricted cash	**(473)**	(115)	3,321
Trade, notes and other receivables	**(11,496)**	14,222	6,445
Prepaids and other assets	**(3,470)**	11,679	3,838
Trade payables and expense accruals	**36,608**	(13,778)	(19,228)
Other liabilities	**(29,603)**	358	(3,836)
Deferred revenue	**(16,972)**	(16,670)	(10,594)
Income taxes payable	**(466)**	17,462	713
Other	**(1,645)**	(434)	768
Net cash provided by (used for) operating activities	**431,266**	(133,398)	8,746
Net cash flows from investing activities:			
Acquisition of property, equipment and leasehold improvements	**(44,344)**	(23,566)	(76,066)
Acquisitions of and capital expenditures for real estate investments	**(8,173)**	(10,095)	(108,082)
Proceeds from disposals of real estate, property and equipment, and other assets	**155,961**	26,158	13,106
Proceeds from (payments related to) disposal of discontinued operations, net of expenses and cash of operations sold	**59,380**	–	(1,018)
Acquisitions, net of cash acquired	**(11,261)**	(3,134)	(20,659)
Proceeds from lawsuits and other settlements	**3,565**	9,500	–
Collection of insurance proceeds	**–**	272	15,289
Advances on notes and other receivables	**(8,595)**	(4,172)	(18,119)
Collections on notes, loans and other receivables	**22,062**	28,835	35,242
Investments in associated companies	**(322,730)**	(282,271)	(955,633)
Capital distributions from associated companies	**503,519**	105,735	184,244
Purchases of investments (other than short-term)	**(1,779,821)**	(2,235,140)	(4,409,391)
Proceeds from maturities of investments	**284,873**	344,724	439,595
Proceeds from sales of investments	**939,821**	2,114,177	4,498,386
Other	**(2,975)**	948	75
Net cash provided by (used for) investing activities	**(208,718)**	71,971	(403,031)

The accompanying notes are an integral part of these consolidated financial statements. *(continued)*

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2010, 2009 and 2008
(In thousands)

	2010	2009	2008
Net cash flows from financing activities:			
Issuance of debt, net of issuance costs	**$211,695**	$ 50,122	$ 88,657
Reduction of debt	**(94,999)**	(42,966)	(15,862)
Premium paid on debt conversion	**–**	(25,990)	(12,232)
Issuance of common shares	**11,295**	958	106,324
Purchase of common shares for treasury	**(18)**	–	(122)
Excess tax benefit from exercise of stock options	**189**	15	1,828
Dividends paid	**(60,952)**	–	–
Other	**(2,546)**	(4,087)	6,225
Net cash provided by (used for) financing activities	**64,664**	(21,948)	174,818
Net increase (decrease) in cash and cash equivalents	**287,212**	(83,375)	(219,467)
Cash and cash equivalents at January 1, including cash classified as current assets of discontinued operations	**154,128**	237,503	456,970
Cash and cash equivalents at December 31, including cash classified as current assets of discontinued operations	**$441,340**	$154,128	$ 237,503
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$123,857**	$129,598	$ 144,319
Income tax payments (refunds), net	**$ 22,227**	$ (4,364)	$ 3,152
Non-cash investing activities:			
Common stock issued for acquisition of Jefferies Group, Inc. common shares	**$ –**	$ –	$ 398,248
Non-cash financing activities:			
Issuance of common shares for debt conversion	**$ –**	$123,529	$ 128,890

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010, 2009 and 2008
(In thousands, except par value and per share amounts)

	Leucadia National Corporation Common Shareholders						
	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Subtotal	Noncontrolling Interest	Total
Balance, January 1, 2008	$222,574	$ 783,145	$ 975,365	$ 3,589,408	$ 5,570,492	$ 20,974	$ 5,591,466
Comprehensive loss:							
Net change in unrealized gain (loss) on investments, net of taxes of $556,853			(973,676)		(973,676)		(973,676)
Net change in unrealized foreign exchange gain (loss), net of taxes of $3,764			(6,582)		(6,582)		(6,582)
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $540			944		944		944
Net change in pension liability and postretirement benefits, net of taxes of $14,488			(25,331)		(25,331)		(25,331)
Net loss				(2,535,425)	(2,535,425)	(1,387)	(2,536,812)
Comprehensive loss					(3,540,070)	(1,387)	(3,541,457)
Contributions from noncontrolling interests						11,987	11,987
Distributions to noncontrolling interests						(12,980)	(12,980)
Share-based compensation expense		11,207			11,207		11,207
Sale of common shares to Jefferies Group, Inc.	10,000	488,269			498,269		498,269
Issuance of common shares for debt conversion	5,612	123,278			128,890		128,890
Exercise of options to purchase common shares, including excess tax benefit	315	7,816			8,131		8,131
Purchase of common shares for treasury	(2)	(120)			(122)		(122)
Balance, December 31, 2008	238,499	1,413,595	(29,280)	1,053,983	2,676,797	18,594	2,695,391
Comprehensive income:							
Net change in unrealized gain (loss) on investments, net of taxes of $36,348			1,010,162		1,010,162		1,010,162
Net change in unrealized foreign exchange gain (loss), net of taxes of $51			3,602		3,602		3,602
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $16			1,125		1,125		1,125
Net change in pension liability and postretirement benefits, net of taxes of $8			(577)		(577)		(577)
Net income				550,280	550,280	(1,685)	548,595
Comprehensive income					1,564,592	(1,685)	1,562,907
Contributions from noncontrolling interests						899	899
Distributions to noncontrolling interests						(4,986)	(4,986)
Change in interest in consolidated subsidiary		(28)			(28)	28	–
Share-based compensation expense		11,106			11,106		11,106
Issuance of common shares for debt conversion	5,378	118,151			123,529		123,529
Common shares received from lawsuit resolution	(636)	(14,686)			(15,322)		(15,322)
Exercise of options to purchase common shares, including excess tax benefit	47	926			973		973

The accompanying notes are an integral part of these consolidated financial statements. *(continued)*

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, continued

For the years ended December 31, 2010, 2009 and 2008

(In thousands, except par value and per share amounts)

	Leucadia National Corporation Common Shareholders						
	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Subtotal	Noncontrolling Interest	Total
Balance, December 31, 2009	$243,288	$1,529,064	$ 985,032	$1,604,263	$4,361,647	$ 12,850	$4,374,497
Comprehensive income:							
Net change in unrealized gain (loss) on investments, net of taxes of $25,129			715,593		715,593		715,593
Net change in unrealized foreign exchange gain (loss), net of taxes of $97			(7,862)		(7,862)		(7,862)
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $4			306		306		306
Net change in pension liability and postretirement benefits, net of taxes of $377			(5,706)		(5,706)		(5,706)
Net income				1,939,312	1,939,312	924	1,940,236
Comprehensive income					2,641,643	924	2,642,567
Contributions from noncontrolling interests						1,424	1,424
Distributions to noncontrolling interests						(14,757)	(14,757)
Change in interest in consolidated subsidiary		(1,306)			(1,306)	6,182	4,876
Share-based compensation expense		4,260			4,260		4,260
Exercise of options to purchase common shares, including excess tax benefit	521	10,963			11,484		11,484
Purchase of common shares for treasury	(1)	(17)			(18)		(18)
Dividends ($.25 per common share)				(60,952)	(60,952)		(60,952)
Balance, December 31, 2010	$243,808	$1,542,964	$1,687,363	$3,482,623	$6,956,758	$ 6,623	$6,963,381

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations:

The Company is a diversified holding company engaged in a variety of businesses, including manufacturing, land based contract oil and gas drilling, gaming entertainment, real estate activities, medical product development and winery operations. The Company also has a significant investment in the common stock of Jefferies Group, Inc. ("Jefferies"), a full service investment bank that is accounted for at fair value. The Company owns equity interests in operating businesses which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading of high yield and special situation securities, and a commercial mortgage origination and servicing business. The Company continuously evaluates the retention and disposition of its existing operations and investments and frequently investigates the acquisition of new businesses. Changes in the mix of the Company's businesses and investments should be expected.

The manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber operates nine facilities located throughout the U.S.

Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. Conwed Plastics manufacturing segment has four domestic manufacturing facilities, and it owns and operates manufacturing and sales facilities in Belgium and Mexico.

The Company's land based contract oil and gas drilling operations are conducted by Keen Energy Services, LLC ("Keen"). Keen is based in Stillwater, Oklahoma and provides drilling services to independent oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S.

The gaming entertainment business is conducted through Premier Entertainment Biloxi, LLC ("Premier"). Premier owns the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi") located in Biloxi, Mississippi.

The domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development.

The Company's medical product development operations are conducted through its majority-owned subsidiary, Sangart, Inc. ("Sangart"). Sangart is developing a product called MP4OX, which is a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to oxygen deprived tissues.

The winery operations consist of three wineries, Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon and Chamisal Vineyards in the Edna Valley of California, and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the premium, ultra premium and luxury segments of the premium table wine market.

Certain amounts for prior periods have been reclassified to be consistent with the 2010 presentation, and to reflect as discontinued operations ResortQuest International, LLC ("ResortQuest"), STi Prepaid, LLC ("STi Prepaid") and the Company's power production business. For more information, see Note 5.

2. Significant Accounting Policies:

(a) ***Critical Accounting Estimates:*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following

2. Significant Accounting Policies, continued:

areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its net deferred tax asset to the net amount that is more likely than not to be realized. If in the future the Company determines that it is more likely than not that the Company will be able to realize its net deferred tax asset in excess of its net recorded amount, an adjustment to increase the net deferred tax asset would increase income in such period. If in the future the Company were to determine that it would not be able to realize all or part of its recorded net deferred tax asset, an adjustment to decrease the net deferred tax asset would be charged to income in such period. The Company is required to consider all available evidence, both positive and negative, and to weight the evidence when determining whether a valuation allowance is required and the amount of such valuation allowance. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

During the second half of 2008, the Company recorded significant unrealized losses on many of its largest investments, recognized other than temporary impairments for a number of other investments and reported reduced profitability from substantially all of its operating businesses, all of which contributed to the recognition of a pre-tax loss of $859,500,000 in the consolidated statement of operations and a pre-tax loss in other comprehensive income (loss) of $1,579,200,000 for the year ended December 31, 2008. Additionally, the 2008 losses recognized by the Company resulted in a cumulative loss in total comprehensive income (loss) during the three year period ending December 31, 2008. In assessing the realizability of the net deferred tax asset at December 31, 2008, the Company concluded that its recent operating loss and the then current economic conditions worldwide be given more weight than its projections of future taxable income during the period that it has net operating loss carryforwards ("NOLs") available, and be given more weight than the Company's long track record of generating taxable income. As a result, the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance in 2008 by $1,672,100,000 with a corresponding charge to income tax expense.

During 2010, the Company realized significant gains from the sale of certain investments, recorded significant unrealized gains in the fair values of other investments and began to experience modest improvement in the operating results in some business segments. Additionally, the Company's cumulative taxable income for recent years became a positive amount, reflecting the realized gains on the sales of AmeriCredit Corp. ("ACF") and Cobre Las Cruces, S.A. ("Las Cruces") during the fourth quarter of 2010. With this recent positive evidence the Company gave greater weight to its revised projections of future taxable income, which consider significant unrealized gains in its investment portfolio, and to its long-term historical ability to generate significant amounts of taxable income when assessing the amount of its required valuation allowance. As a result, the Company was able to conclude that it is more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense on December 31, 2010.

The Company's estimate of future taxable income considered all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each material operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available NOLs (until 2029). The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income different than the projected amounts, further adjustments to the valuation allowance are possible. At December 31, 2010, the balance of the deferred tax valuation allowance was approximately $109,200,000, principally to reserve for NOLs of certain subsidiaries that are not available to offset income generated by other members of the Company's consolidated tax return group.

2. Significant Accounting Policies, continued:

The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

One of the Company's real estate subsidiaries (MB1) has been the owner and developer of a mixed use real estate project located in Myrtle Beach, South Carolina. The project is comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness with a balance of $100,500,000 at December 31, 2010, that is collateralized by the real estate.

During the second quarter of 2009, MB1 was unable to make scheduled payments under its interest rate swap agreement and received several default notices under its bank loan. These events constituted a change in circumstances that caused the Company to evaluate whether the carrying amount of MB1's real estate asset was recoverable. The Company prepared cash flow models and utilized a discounted cash flow technique to determine the fair value of MB1's real estate. The most significant assumptions in the Company's cash flow models were the discount rate (11%) and the capitalization rate used to estimate the selling price of the retail center (9%); these rates were selected based on published reports of market conditions for similar properties. Based on its evaluation, the Company recorded an impairment charge of $67,800,000 during the second quarter of 2009 (classified as selling, general and other expenses). Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company was under no obligation to provide the funds to MB1 to pay off the loan.

During the second quarter of 2010, MB1 entered into an agreement with its lenders under which, among other things, MB1 agreed not to interfere with or oppose foreclosure proceedings and the lenders agreed to release MB1 and various guarantors of the loan. A receiver was put in place at the property, foreclosure proceedings commenced and an auction of the property was conducted; however, the Company was informed during the fourth quarter of 2010 that the highest bidder for the property failed to close. In December 2010, the Company was invited to make a bid for the property, with the condition that a foreclosure sale to the Company must close as soon as possible without any due diligence period, which new bidders for the property would require. A subsidiary of the Company offered $19,300,000 for the property (including net working capital amounts); the offer was accepted and the foreclosure sale closed on January 7, 2011.

As a result of the failure of the initial buyer to purchase the property and the subsequent sale to the Company in 2011, the Company concluded that the carrying value of the property was further impaired at December 31, 2010; accordingly, the Company recorded an additional impairment charge in 2010 of $47,100,000 to reflect the property at its fair value of $18,100,000. At closing in 2011, MB1 was released from any remaining liability under the bank loan; accordingly, the remaining balance due after payment of the purchase price ($81,200,000) will be recognized in other income in the first quarter of 2011. Including the cash paid in the foreclosure sale, the Company's cumulative net cash investment in this project is $87,700,000.

In addition to the MB1 impairments, during 2010 and 2009, the Company recorded impairment losses on long-lived assets aggregating $3,900,000 and $6,200,000, respectively, classified as selling, general and other

2. Significant Accounting Policies, continued:

expenses. During 2010, the Company recorded an impairment charge of $2,400,000 for one of its real estate projects, based upon an appraisal and prices for similar assets, reflecting a change in the manner in which the property will be developed and eventually sold. In the corporate segment, during 2010 the Company recorded an impairment charge of $1,500,000 for one of its corporate aircraft which is expected to be sold during 2011, based on prices for similar assets.

In 2009, the Company recorded impairment charges of $2,600,000 related to its manufacturing segment (primarily Idaho Timber) and $3,600,000 related to its real estate segment. During 2009, Idaho Timber discontinued remanufacturing of dimension lumber and experienced declining sales of certain specialty wood products at one of its plants, and as a result decided to close the plant. Idaho Timber evaluated for impairment the plant's long-lived assets, comprised of buildings, machinery and equipment, and customer relationships intangibles. The carrying values of long-lived assets held and used and intangible assets were written down to their fair values, determined using the present value of expected future cash flows. The Company wrote down certain real estate properties that are held for sale for which the fair values were primarily based on appraisals or prices for similar assets. The Company also wrote down a real estate property that under GAAP is considered to be held and used, but which the Company has recently decided to sell. The Company wrote down this real estate property to fair value primarily using market information for similar assets.

During 2008, the Company recorded impairment losses on long-lived assets aggregating $3,200,000, of which $800,000 related to its gaming entertainment segment, $1,300,000 related to its real estate segment and $1,100,000 related to its other operations segment.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by the Company's operations and investments. If future undiscounted cash flows are estimated to be less than the carrying amounts of the asset groups used to generate those cash flows in subsequent reporting periods, particularly for those with large investments in property and equipment (for example, manufacturing, gaming entertainment, land based contract oil and gas drilling operations, real estate and certain associated company investments), impairment charges would have to be recorded.

Impairment of Equity Method Investments–The Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be materially impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

2. Significant Accounting Policies, continued:

The Company has a joint venture agreement with Garff Enterprises, Inc., pursuant to which the joint venture has acquired various automobile dealerships ("Garcadia"). During the second quarter of 2009, the Company's equity in losses of Garcadia included impairment charges for goodwill and other intangible assets aggregating $32,300,000. Garcadia's automobile dealerships had been adversely impacted by general economic conditions, and the bankruptcy filings by two of the three largest U.S. automobile manufacturers was a change in circumstances that caused Garcadia to evaluate the recoverability of its goodwill and other intangible assets. Garcadia prepared discounted cash flow projections for each of its dealerships and concluded that the carrying amount of its goodwill and other intangible assets was impaired.

For the year ended December 31, 2008, the Company's equity in losses of IFIS Limited ("IFIS") includes impairment charges of $63,300,000. IFIS is a private Argentine company that owns a variety of investments, and its largest investment is ownership of common shares of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria ("Cresud"), an agricultural company primarily based in Argentina. During 2008, as a result of significant declines in quoted market prices for Cresud and other investments of IFIS, combined with declines in worldwide food commodity prices, the global mortgage and real estate crisis and political and financial conditions in Argentina, the Company determined that its investment in IFIS was impaired. The fair value of the Company's investment in IFIS was primarily based upon the quoted market prices of IFIS's investments.

Impairment of Securities–Declines in the fair value of equity securities considered to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in net securities gains (losses) in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies.

The Company has a portfolio of non-agency mortgage-backed bond securitizations, which were acquired at significant discounts to face amounts and are accounted for as acquisitions of impaired loans. The Company estimates the future cash flows for these securities to determine the accretable yield; increases in estimated cash flows are accounted for as a yield adjustment on a prospective basis but decreases in estimated cash flows below amortized cost due to credit losses are recognized as impairments in the consolidated statements of operations. Contractual cash flows in excess of estimated cash flows are not part of the accretable yield. The market for these securities is highly illiquid and they rarely trade. On a regular basis, the Company re-estimates the future cash flows of these securities and records impairment charges if appropriate. The fair values for these securities are primarily determined using an income valuation model to calculate the present value of expected future cash flows, which incorporates assumptions regarding potential future rates of delinquency, prepayments, defaults, collateral losses and interest rates.

The Company recorded the following impairment charges for securities in the consolidated statement of operations during the three year period ended December 31, 2010 (in thousands):

2. Significant Accounting Policies, continued:

	2010	2009	2008
Publicly traded securities	**$ –**	$14,400	$ 99,600
Non-public securities and private equity funds	**800**	2,200	29,700
Non-agency mortgage-backed bond securitizations	**1,700**	14,800	14,100
Totals	**$2,500**	$31,400	$143,400

For the year ended December 31, 2008, impairment charges for publicly traded securities include $23,200,000 related to the Company's direct investment in Cresud's American Depository Shares and Cresud warrants.

The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments.

Credit Quality of Financing Receivables and Allowance for Credit Losses–The Company's operating subsidiaries do not provide financing to their customers in the ordinary course of business. However, the Company does have an outstanding loan and an outstanding note that meet the accounting definition of a finance receivable at December 31, 2010: the $250,000,000 loan provided under the secured credit facility to its joint venture, Berkadia Commercial Mortgage LLC ("Berkadia") (see Note 4), and its 13 year unsecured zero-coupon note of FMG Chichester Pty Ltd ("FMG"), which had a balance of $36,300,000 at December 31, 2010 (see Note 6). The Company exercises judgment in evaluating the credit risk and collectability of these financing receivables. These assessments were made prior to the inception of the credit exposure and continue to be made at regular intervals. The various factors that the Company considers in making its assessment are specific to each financing receivable. These factors include the current and projected financial condition of those companies and their industries, the type and amount of collateral, if any, the Company's collection experience and the length of time until these financing receivables become due. As a result of its assessment, the Company concluded that an allowance for credit losses was not required as of December 31, 2010.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their fair values. Significant judgments and estimates are often made to determine these values, and may include the use of appraisals, consider market quotes for similar transactions, employ discounted cash flow techniques or consider other information the Company believes to be relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill, which is not amortized to expense. If the fair values of the net assets and liabilities acquired are greater than the purchase price, the excess is treated as a bargain purchase and recognized in income. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value. At December 31, 2010, the book value of goodwill was $8,200,000 and was not impaired when tested.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be incorrect. In addition, long-lived assets recorded in a business combination like property and equipment, amortizable intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

2. Significant Accounting Policies, continued:

Use of Fair Value Estimates–Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Further, a fair value hierarchy prioritizes inputs to valuation techniques into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), the next priority to inputs that don't qualify as Level 1 inputs but are nonetheless observable, either directly or indirectly, for the particular asset or liability (Level 2), and the lowest priority to unobservable inputs (Level 3).

Over 95% of the Company's investment portfolio is classified as available for sale securities, which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices (Level 1 inputs), which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA), which are carried on the balance sheet at their estimated fair value of $831,100,000 at December 31, 2010. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. These estimates of fair value are considered to be Level 2 inputs, and the amounts realized from the disposition of these investments has not been materially different from their estimated fair values.

The Company also has a segregated portfolio of non-agency mortgage-backed securities which are carried on the balance sheet at their estimated fair value of $42,300,000. Although these securities trade in brokered markets, the market for these securities is sometimes inactive. The fair values of these investments are based on bid and ask prices, quotes obtained from independent market makers and pricing services. These estimates of fair values are also considered to be Level 2 inputs.

The fair values of the Company's portfolio of non-agency mortgage-backed bond securitizations, which are primarily determined using an income valuation model to calculate the present value of expected future cash flows, are considered to be Level 3 inputs.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to material change with the passage of time as more information becomes available. Estimating the ultimate impact of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of its current litigation will have a material adverse effect on its consolidated financial position, results of operations or liquidity; however, if amounts paid at the resolution of litigation are in excess of recorded reserve amounts, the excess could be material to results of operations for that period. As of December 31, 2010, the Company's accrual for contingent losses was not material.

(b) ***Consolidation Policy:*** The consolidated financial statements include the accounts of the Company, all variable interest entities of which the Company or a subsidiary is the primary beneficiary, and all majority-controlled entities that are not variable interest entities. The Company considers special allocations of cash flows and preferences, if any, to determine amounts allocable to noncontrolling interests. All intercompany transactions and balances are eliminated in consolidation.

Associated companies include equity interests in other entities that are accounted for under the equity method of accounting. These include investments in corporations that the Company does not control but has the ability to

2. Significant Accounting Policies, continued:

exercise significant influence and investments in limited partnerships in which the Company's interest is more than minor.

(c) ***Cash Equivalents:*** The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents include short-term investments of $310,900,000 and $26,200,000 at December 31, 2010 and 2009, respectively.

(d) ***Investments:*** At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. The cost of securities sold is based on average cost. Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do.

(e) ***Property, Equipment and Leasehold Improvements:*** Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

(f) ***Revenue Recognition:*** Revenues are recognized when the following conditions are met: (1) collectibility is reasonably assured; (2) title to the product has passed or the service has been rendered and earned; (3) persuasive evidence of an arrangement exists; and (4) there is a fixed or determinable price. Manufacturing revenues are recognized when title passes, which for Idaho Timber is generally upon the customer's receipt of the goods and for Conwed Plastics upon shipment of goods. Gaming entertainment revenues consist of casino gaming, hotel, food and beverage, and entertainment revenues. Casino gaming revenue is the aggregate of gaming wins and losses, reduced for the cash value of rewards earned by customers based on their level of play on slot machines. Hotel, food and beverage, and entertainment revenues are recognized as services are performed. Revenue from the sale of real estate is generally recognized when title passes; however, if the Company is obligated to make improvements to the real estate subsequent to closing, a portion of revenues are deferred and recognized under the percentage of completion method of accounting. Drilling revenues from daywork contracts are recognized based on the days completed at the dayrate specified by the contracts.

(g) ***Cost of Sales:*** Manufacturing inventories are stated at the lower of cost or market, with cost principally determined under the first-in-first-out method. Manufacturing cost of sales principally includes product and manufacturing costs, inbound and outbound shipping costs and handling costs.

Direct operating expenses for gaming entertainment include expenses relating to casino gaming, hotel, food and beverage, and entertainment, which primarily consists of employees' compensation and benefits, cost of sales related to food and beverage sales, marketing and advertising, gaming taxes, insurance, supplies, license fees and royalties. Direct operating expenses for oil and gas drilling services primarily consist of employees' compensation and benefits, drilling supplies and parts, maintenance and repairs, truck and rig fuel and equipment rental.

(h) ***Research and Development Costs:*** Research and development costs are expensed as incurred.

(i) ***Income Taxes:*** The Company provides for income taxes using the liability method. The Company records interest and penalties, if any, with respect to uncertain tax positions as components of income tax expense.

(j) ***Derivative Financial Instruments:*** The Company reflects its derivative financial instruments in its balance sheet at fair value. The Company has from time to time utilized derivative financial instruments to manage the impact of changes in interest rates on certain debt obligations, hedge net investments in foreign subsidiaries and

2. Significant Accounting Policies, continued:

manage foreign currency risk on certain available for sale securities. Although the Company believes that its derivative financial instruments are practical economic hedges of the Company's risks, except for the hedge of the net investment in a foreign subsidiary, they do not meet the effectiveness criteria under GAAP, and therefore are not accounted for as hedges. At December 31, 2010, the Company's derivative instrument, which is not designated as a hedge, is an interest rate swap contract that is included in other current liabilities at an aggregate fair value of $500,000. The total notional amount of this pay fixed/receive variable interest rate swap was $32,900,000. Investment and other income includes changes in the fair values of derivatives of $1,400,000, $2,200,000 and $(6,400,000) for the years ended December 31, 2010, 2009 and 2008, respectively; net unrealized gains (losses) were $1,000,000 at December 31, 2009 and were not material at December 31, 2010 and 2008.

(k) ***Translation of Foreign Currency:*** Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange transaction gains (losses) were $(500,000) for 2010, $(300,000) for 2009 and $2,300,000 for 2008. Net unrealized foreign exchange translation gains (losses) were $(3,800,000), $4,000,000 and $400,000 at December 31, 2010, 2009 and 2008, respectively.

(l) ***Share-Based Compensation:*** The cost of all share-based payments to employees, including grants of employee stock options and warrants, is recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award. The fair value of each award is estimated at the date of grant using the Black-Scholes option pricing model.

(m) ***Recently Issued Accounting Standards:*** Effective January 1, 2010, the Company adopted new Financial Accounting Standards Board guidance for the accounting for transfers of financial assets, and guidance for the accounting and reporting of variable interest entities. This adoption did not have any impact on the Company's consolidated financial statements.

3. Acquisitions:

Keen

During 2006, the Company acquired a 30% limited liability company interest in Keen for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Keen, on a senior secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. During 2007, the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000, and the Company provided Keen with two additional secured credit facilities aggregating $60,000,000. When the Company increased its investment in Keen to 50%, the terms of the limited liability agreement were amended to provide that in the event of a dissolution, liquidation or termination of Keen, available cash or assets would first be used to pay all of Keen's debts (including loans made by the Company), then distributed to the Company as a liquidation preference until it had received a return of its equity investment ($105,000,000), before any payments were made to the other equity owner of Keen.

During 2009, the Company believes it became apparent to the other equity owner of Keen that Keen would not be able to make scheduled debt payments to the Company, and that the resulting payment default could result in a liquidation of Keen. In that event, the Company's liquidation preference over equity distributions would result in very little, if any, distributions to the other equity owner of Keen. On November 17, 2009, the Company purchased the other 50% equity interest that it did not own plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. The Company believes it was able to acquire the remaining 50%

3. Acquisitions, continued:

equity interest at this distressed price because of the expected payment default on Keen's senior secured debt owed to the Company and the Company's $105,000,000 preferred equity distribution in the event Keen was liquidated.

When the Company acquired the controlling interest in Keen in November 2009 it became a consolidated subsidiary; prior to that time the investment in Keen was classified as an investment in an associated company. Under GAAP, upon consolidation the Company was required to record Keen's assets and liabilities at fair value, and was required to adjust the carrying value of the Company's equity investment immediately prior to the acquisition to fair value. Due to the unique circumstances surrounding the Company's 2009 acquisition described above, the fair value of the net assets acquired exceeded the amount paid by $49,300,000; the bargain purchase was recognized as a gain on the date of acquisition and included in investment and other income. However, the fair value of the Company's equity interest immediately prior to the acquisition was less than its carrying value ($85,900,000); accordingly the Company included a charge of $36,500,000 in income (losses) related to associated companies to write down the pre-acquisition carrying value of its investment in Keen to fair value.

The Company engaged an independent valuation and appraisal firm to assist in its determination of the fair value of Keen's property and equipment, identifiable intangible assets, if any, and corresponding equity value. The methods used to determine the fair values included estimating Keen's business enterprise value, utilizing both discounted cash flow and market comparable based approaches. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining expected useful life of the assets. Excluding intercompany loans, Keen's liabilities principally consisted of trade payables, which were recorded at face value.

The allocation of the cost of the acquisition to the assets acquired and liabilities assumed based upon their fair values is as follows (in thousands):

	As of November 17, 2009
Assets:	
Current assets:	
Cash and cash equivalents	$ 12,866
Trade, notes and other receivables	18,189
Prepaids and other current assets	2,810
Total current assets	33,865
Restricted cash	6,206
Property and equipment	221,245
Total assets	261,316
Liabilities:	
Current liabilities	13,140
Other non-current liabilities	11,083
Intercompany loans	135,849
Long-term debt	2,554
Total liabilities	162,626
Net assets acquired	$ 98,690

For the period from acquisition to December 31, 2009, the Company's consolidated statement of operations includes revenues and pre-tax income from Keen of $60,500,000 and $46,700,000, respectively, including a gain of $49,300,000 resulting from the bargain purchase. Acquisition related costs were expensed and were not material.

3. Acquisitions, continued:

Unaudited pro forma operating results for the Company, assuming the acquisition of 100% of Keen had occurred as of the beginning of each year presented below are as follows (in thousands):

	2009	2008
Revenues and other income	$619,600	$ 741,700
Net income (loss)	$550,700	$(2,486,600)

Pro forma adjustments principally reflect the elimination of the Company's equity loss related to Keen, a decrease to depreciation and amortization expense related to the adjustment to fair value of property and equipment and the elimination of the gain resulting from the bargain purchase.

The unaudited pro forma data is not indicative of future results of operations or what would have resulted if the acquisition had actually occurred as of the beginning of the periods presented.

4. Investments in Associated Companies:

A summary of investments in associated companies at December 31, 2010 and 2009 is as follows:

	2010	2009
	(In thousands)	
Investments in associated companies accounted for under the equity method of accounting (a):		
Jefferies High Yield Holdings, LLC ("JHYH")	**$ 321,023**	$ 318,047
Las Cruces	–	211,645
Garcadia	**35,943**	35,359
HomeFed Corporation ("HomeFed")	**46,083**	44,975
Pershing Square IV, L.P. ("Pershing Square")	–	33,538
Brooklyn Renaissance Plaza	**30,539**	29,875
Berkadia	**475,071**	240,030
Other	**51,277**	58,733
Total accounted for under the equity method of accounting	**959,936**	972,202
Investments in associated companies carried at fair value:		
Jefferies	**1,314,227**	1,152,931
ACF	–	639,752
Total accounted for at fair value	**1,314,227**	1,792,683
Total investments in associated companies	**$2,274,163**	$2,764,885

(a) Investments accounted for under the equity method of accounting are initially recorded at their original cost and subsequently increased for the Company's share of the investees' earnings, decreased for the Company's share of the investees' losses, reduced for dividends received and impairment charges recorded, if any, and increased for any additional investment of capital.

In accordance with GAAP, the Company is allowed to choose, at specified election dates, to measure many financial instruments and certain other items at fair value (the "fair value option") that would not otherwise be required to be measured at fair value. If the fair value option is elected for a particular financial instrument or other item, the Company is required to report unrealized gains and losses on those items in earnings. The Company's investments in ACF and Jefferies are the only eligible items for which the fair value option was elected, commencing on the date the investments became subject to the equity method of accounting. If these investments were accounted for under the equity method, the Company would have to record its share of their

4. Investments in Associated Companies, continued:

results of operations employing a quarterly reporting lag because of the investees' public reporting requirements. In addition, electing the fair value option eliminates some of the uncertainty involved with impairment considerations, since quoted market prices for these investments provides a readily determinable fair value at each balance sheet date. The Company's investment in HomeFed is the only other investment in an associated company that is also a publicly traded company but for which the Company did not elect the fair value option. HomeFed's common stock is not listed on any stock exchange, and price information for the common stock is not regularly quoted on any automated quotation system. It is traded in the over-the-counter market with high and low bid prices published by the National Association of Securities Dealers OTC Bulletin Board Service; however, trading volume is minimal. For these reasons the Company did not elect the fair value option for HomeFed.

ACF

On October 1, 2010, the Company sold all of its ACF common shares pursuant to a cash merger in which General Motors Company ("General Motors") acquired all of the outstanding common stock of ACF. The Company received aggregate cash consideration of $830,600,000 for its shares of ACF common stock, which were acquired at a cost of $425,800,000. Income (losses) related to associated companies includes gains (losses) resulting from changes in the fair value of ACF of $183,600,000, $376,500,000 and $(155,300,000) for the years ended December 31, 2010, 2009 and 2008, respectively.

Jefferies

In April 2008, the Company sold to Jefferies 10,000,000 of the Company's common shares, and received 26,585,310 shares of common stock of Jefferies and $100,021,000 in cash. The Jefferies common shares were valued based on the closing price of the Jefferies common stock on April 18, 2008, the last trading date prior to the acquisition ($398,248,000 in the aggregate). Including shares acquired in open market purchases, as of December 31, 2010 the Company owns an aggregate of 49,351,385 Jefferies common shares (approximately 28% of the Jefferies outstanding common shares) for a total investment of $812,400,000. Income (losses) related to associated companies includes unrealized gains (losses) resulting from changes in the fair value of Jefferies of $143,300,000, $469,800,000 and $(111,200,000) for the years ended December 31, 2010, 2009 and 2008, respectively. Jefferies, a company listed on the NYSE (Symbol: JEF), is a full-service global investment bank and institutional securities firm serving companies and their investors. Jefferies has entered into a registration rights agreement covering all of the Jefferies common stock owned by the Company.

Berkadia

Berkadia, a joint venture between Berkshire Hathaway Inc. ("Berkshire Hathaway") and the Company, acquired a commercial mortgage origination and servicing business in December 2009. The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,200,000 of equity capital to fund the acquisition. In addition, a subsidiary of Berkshire Hathaway provided Berkadia with a five-year, $1 billion secured credit facility, which is used to fund outstanding mortgage loans and servicer advances, purchase mortgage servicing rights and for working capital needs.

Berkadia acquired the commercial mortgage origination and servicing business pursuant to an Asset Put Agreement ("APA") entered into between Berkadia and the seller in September 2009. The seller paid Berkadia $40,000,000 for the right to require Berkadia to purchase the commercial mortgage origination and mortgage servicing business pursuant to the terms of the APA. The seller subsequently filed for bankruptcy protection under chapter 11 of title 11 of the United States Bankruptcy Code and exercised the put option. Although there were other parties interested in purchasing portions of the commercial mortgage origination and servicing

4. Investments in Associated Companies, continued:

business, Berkadia's offer was the only offer for the entire business, which eliminated the seller's risk of disposing of the remaining business. In addition, Berkadia's offer included a provision to hire the employees operating the business, thereby saving the seller material employment related expenses.

Berkadia applied the acquisition method to account for the purchase of the commercial mortgage origination and servicing business and recorded the assets and liabilities acquired at fair value, which were principally mortgage servicing rights, mortgage loans and servicer advances. The fair values of the net assets acquired exceeded the amount paid, principally due to the amount received as a put premium and the reasons identified above. This excess was treated as a bargain purchase that was recognized as a gain on the date of acquisition and included in Berkadia's results of operations. For the year ended December 31, 2010 and the period ended December 31, 2009, the Company recorded income from Berkadia of $16,200,000 and $20,800,000, respectively, of which $24,400,000 in the 2009 period represented the Company's share of the bargain purchase. During 2010, the Company received cash dividends from Berkadia of $20,000,000.

In the fourth quarter of 2010, Berkadia's secured credit facility was amended to increase the size of the credit facility to $1.5 billion, with the Company agreeing to provide the increased funds under the facility. The additional availability will be used by Berkadia to fund its mortgage origination and servicing activities. The increase in the size of the credit facility will enable Berkadia to hold new loan originations for a longer period prior to sale, generating interest income in excess of the interest due under the facility. So long as there is no default under the credit facility, principal repayments will first be applied to the Company's portion of the outstanding loan and then to Berkshire Hathaway's portion. In addition, the Company has the right to direct Berkadia to expedite its sale of loans under its various programs thereby reducing or eliminating the need for the additional funding. Pursuant to the Company's amended guaranty to Berkshire Hathaway, any losses incurred under the facility will continue to be shared equally by the Company and Berkshire Hathaway. At December 31, 2010, the Company had loaned $250,000,000 to Berkadia under this facility.

Las Cruces

Las Cruces is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. Las Cruces was a consolidated subsidiary from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company traded on the Toronto stock exchange (Symbol: IMN). Inmet acquired the interest in Las Cruces in exchange for 5,600,000 newly issued Inmet common shares.

During the fourth quarter of 2010, the Company sold to Inmet its remaining 30% equity interest in and subordinated sponsor loans to Las Cruces for aggregate consideration of $576,000,000. The purchase price was comprised of $150,000,000 of cash and 5,442,413 newly issued common shares of Inmet, which were valued at the market price of the Inmet common shares on the closing date of the transaction. In addition, the Company was released from its guarantee of $72,000,000 of debt owed by Las Cruces to an affiliate of Inmet. The Company reported a gain on the sale of $383,400,000 in investment and other income. For more information on the Inmet shares, see Note 6.

For the years ended December 31, 2010, 2009 and 2008, the Company recorded pre-tax income (losses) of $(16,200,000), $1,000,000 and $(5,900,000), respectively, from Las Cruces under the equity method of accounting.

4. Investments in Associated Companies, continued:

HomeFed

During 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock. At December 31, 2010, the Company owns approximately 31.4% of HomeFed's outstanding common stock. For the years ended December 31, 2010, 2009 and 2008, the Company recorded $1,100,000, $900,000 and $(3,100,000), respectively, of pre-tax income (losses) from this investment under the equity method of accounting. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in California. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

As a result of a 1998 distribution to all of the Company's shareholders, approximately 7.7% and 9.4% of HomeFed is owned by the Company's Chairman and President, respectively. Both are also directors of HomeFed and the Company's President serves as HomeFed's Chairman.

JHYH

During 2007, the Company and Jefferies formed JHYH and each initially committed to invest $600,000,000. The Company invested $250,000,000 in cash plus its $100,000,000 investment in Jefferies Partners Opportunity Fund II, LLC during 2007; any request for additional capital contributions from the Company will now require the consent of the Company's designees to the Jefferies board. The Company does not anticipate making additional capital contributions in the near future. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and special situation securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the balance of the profits of JHYH, and are mandatorily redeemable in 2013, with an option to extend up to three additional one-year periods. Under GAAP, JHYH is considered a variable interest entity that is consolidated by Jefferies, since Jefferies is the primary beneficiary. The Company owns less than 50% of JHYH's capital, including its indirect interest through its investment in Jefferies, and will not absorb a majority of its expected losses or receive a majority of its expected residual returns.

For the years ended December 31, 2010, 2009 and 2008, the Company recorded pre-tax income (losses) from this investment of $20,100,000, $37,200,000 and $(69,100,000), respectively, under the equity method of accounting. During 2010 and 2008, the Company received distributions of $17,100,000 and $4,300,000, respectively, from JHYH. The Company has not provided any guarantees, nor is it contingently liable for any of JHYH's liabilities, all of which are non-recourse to the Company. The Company's maximum exposure to loss as a result of its investment in JHYH is limited to the book value of its investment ($321,000,000 at December 31, 2010) plus any additional capital it decides to invest.

4. Investments in Associated Companies, continued:

Pershing Square

In June 2007, the Company invested $200,000,000 to acquire a 10% limited partnership interest in Pershing Square, a newly-formed private investment partnership whose investment decisions are at the sole discretion of Pershing Square's general partner. The stated objective of Pershing Square was to create significant capital appreciation by investing in Target Corporation. For the years ended December 31, 2010, 2009 and 2008, the Company recorded $3,000,000, $(3,200,000) and $(77,700,000), respectively, of pre-tax income (losses) from this investment under the equity method of accounting, principally resulting from changes in the market value of Target Corporation's common stock.

During 2010, the Company redeemed its interest in Pershing Square by transferring its equity into a larger, more diversified investment partnership managed by the same manager. The Company's percentage ownership interest in this larger investment partnership is much smaller and does not qualify for the equity method of accounting.

Wintergreen Partners Fund, L.P. ("Wintergreen")

The Company had invested an aggregate of $50,000,000 in Wintergreen, a limited partnership that invests in domestic and foreign debt and equity securities. For the years ended December 31, 2009 and 2008, the Company recorded $1,100,000 and $(32,600,000), respectively, of pre-tax income (losses) from this investment under the equity method of accounting. During 2009, the Company redeemed its investment in Wintergreen and received distributions of $39,000,000.

The following table provides summarized data with respect to the Associated Companies accounted for on the equity method of accounting included in results of operations for the three years ended December 31, 2010. (Amounts are in thousands.)

	2010	2009
Assets	**$4,190,500**	$5,792,300
Liabilities	**1,882,100**	3,265,500
Mandatorily redeemable interests	**975,800**	964,200
Noncontrolling interest	**17,500**	17,700

	2010	2009	2008
Total revenues (including securities gains (losses))	**$1,124,100**	$ 690,200	$ (482,400)
Income (loss) from continuing operations before extraordinary items	**$ 43,700**	$(294,700)	$(1,460,700)
Net income (loss)	**$ 43,800**	$(294,700)	$(1,460,700)
The Company's equity in net income (loss)	**$ 33,600**	$ (40,500)	$ (275,800)

As discussed above, the Company elected the fair value option for two of its associated companies investments, ACF and Jefferies, rather than apply the equity method of accounting. The Company's annual report on Form 10-K for 2010 includes separate financial statements for Jefferies and ACF.

Except for its investment in Berkadia, the Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above tables. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its investment.

Included in consolidated retained earnings at December 31, 2010 is approximately $38,100,000 of undistributed earnings of the associated companies accounted for under the equity method of accounting.

5. Discontinued Operations:

In August 2010, the Company sold its operating retail shopping center in Long Island, New York for cash consideration of $17,100,000 and recorded a pre-tax and after tax gain on sale of discontinued operations of $4,500,000. The Company has not classified this business' historical results of operations or its assets and liabilities as discontinued operations because such amounts were not significant.

In September 2010, the Company sold ResortQuest for net cash consideration of $52,400,000 and recorded a pre-tax and after tax gain on sale of discontinued operations of $35,400,000. As a result, the Company's property management and services segment has been classified as a discontinued operation.

In October 2010, the Company sold STi Prepaid for aggregate consideration of $20,000,000, which is scheduled to be paid over a 26 month period, and has classified the telecommunications segment as a discontinued operation. The Company reported a pre-tax and after tax gain of $21,100,000 on sale of discontinued operations equal to the Company's negative net investment in STi Prepaid ($19,300,000) and cash payments received from the buyer. The buyer is obligated to pay an additional $17,800,000 to the Company; however, the buyer has stopped paying the contractual amounts as they become due and has requested that future payments be deferred. The Company will recognize future cash payments or other recoveries, if any, when received as gain from discontinued operations.

In 2010, the Company classified its power production business that burns waste biomass to produce electricity as a held for sale discontinued operation and recorded a charge of $25,300,000 to reduce the carrying amount of the business to its fair value. The power production business was previously classified in the other operations segment, and the impairment charge reduced the carrying amount of property, equipment and leasehold improvements, net and intangible assets to zero. The Company expects to sell the business within the next twelve months.

When the power production facility was originally acquired for $4,600,000 it was not operating and the original intent was to invest additional funds to rehabilitate the facility and bring it up to nameplate capacity. Despite rehabilitation funding in excess of amounts originally planned, ongoing equipment problems have resulted in a failure to bring the facility up to capacity and higher operating costs. The cost of the waste biomass required to produce electricity has also increased, and at current operating levels the business would require additional funding over the next year. A competing facility is expected to begin operating next year, and the Company decided to sell the business rather than continue to fund operating losses in the hope that production improvements and/or waste material price decreases would make the facility profitable.

5. Discontinued Operations, continued:

A summary of the results of discontinued operations for ResortQuest, STi Prepaid and the power production business is as follows for the three years ended December 31, 2010 (in thousands):

	2010	2009	2008
Revenues and other income:			
Telecommunications	**$276,253**	$426,027	$451,864
Property management and service fees	**87,039**	112,796	137,038
Investment and other income	**10,527**	4,971	1,211
	373,819	543,794	590,113
Expenses:			
Cost of sales – telecommunications	**235,943**	363,885	392,469
Direct operating expenses – property management and services	**62,595**	92,421	113,768
Interest	**15**	49	123
Salaries and incentive compensation	**11,958**	16,755	15,731
Depreciation and amortization	**7,084**	8,438	5,951
Selling, general and other expenses	**77,712**	72,065	58,520
	395,307	553,613	586,562
Income (loss) from discontinued operations before income taxes	**(21,488)**	(9,819)	3,551
Income tax provision	**–**	35	1,362
Income (loss) from discontinued operations after income taxes	**$(21,488)**	$ (9,854)	$ 2,189

During 2010, 2009 and 2008, the Company received and recognized as income from discontinued operations distributions totaling $11,600,000, $11,300,000 and $44,900,000, respectively, from its subsidiary, Empire Insurance Company ("Empire"), which has been undergoing a voluntary liquidation since 2001. The Company had classified Empire as a discontinued operation in 2001 and fully wrote-off its remaining book value based on its expected future cash flows at that time. Although Empire no longer writes any insurance business, its orderly liquidation over the years has resulted in reductions to its estimated claim reserves that enabled Empire to pay the distributions, with the approval of the New York Insurance Department. For income tax purposes, the payments are treated as non-taxable distributions paid by a subsidiary. Since future distributions from Empire, if any, are subject to New York insurance law or the approval of the New York Insurance Department, income will only be recognized when received.

During 2009, the Company received 636,300 of its common shares in connection with the resolution of a lawsuit related to its former subsidiary, WilTel Communications Group, Inc. ("WilTel"), and recorded income from discontinued operations of $15,200,000 based on the market value of the common shares. These shares were originally issued in connection with the acquisition of WilTel in 2003, and had been held in a fund for certain claims made against WilTel prior to the Company's ownership. The resolution of the lawsuit found that the claimants were not entitled to the shares and they were returned to the Company.

Notes to Consolidated Financial Statements, continued

6. Investments:

A summary of investments classified as current assets at December 31, 2010 and 2009 is as follows (in thousands):

	2010		2009	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$253,273**	**$253,589**	$80,788	$80,805
Other investments, including accrued interest income	**11,067**	**10,983**	4,034	3,902
Total current investments	**$264,340**	**$264,572**	$84,822	$84,707

The amortized cost, gross unrealized gains and losses and estimated fair value of available for sale investments classified as current assets at December 31, 2010 and 2009 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2010				
Bonds and notes:				
U.S. Government and agencies	**$246,996**	**$ 21**	**$–**	**$247,017**
All other corporates	**6,277**	**300**	**5**	**6,572**
Total fixed maturities	**$253,273**	**$321**	**$ 5**	**$253,589**
2009				
Bonds and notes:				
U.S. Government and agencies	$ 80,404	$ 26	$11	$ 80,419
All other corporates	384	2	–	386
Total fixed maturities	$ 80,788	$ 28	$11	$ 80,805

A summary of non-current investments at December 31, 2010 and 2009 is as follows (in thousands):

	2010		2009	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$1,791,657**	**$3,666,239**	$780,048	$1,964,268
Other investments	**166,630**	**166,420**	163,983	163,970
Total non-current investments	**$1,958,287**	**$3,832,659**	$944,031	$2,128,238

As more fully discussed in Note 4, during the fourth quarter of 2010, the Company sold to Inmet its remaining 30% equity interest in and subordinated sponsor loans to Las Cruces for $150,000,000 of cash and 5,442,413 newly issued common shares of Inmet valued at $426,000,000. As a result, at December 31, 2010, non-current investments include 11,042,413 common shares of Inmet, or approximately 18% of Inmet's outstanding shares, which have a cost of $504,000,000 and market value of $862,500,000. Pursuant to the rules of the Toronto Stock Exchange, the newly acquired Inmet common shares may not be sold until April 2011. At December 31, 2009, non-current investments include 5,600,000 common shares of Inmet, which had a cost of $78,000,000 and market value of $339,100,000. The Inmet shares have registration rights and may be sold in accordance with applicable securities laws, subject to the restriction for the shares acquired in 2010.

6. Investments, continued:

In January 2011, Inmet announced that it had entered into an agreement with Lundin Mining Corporation ("Lundin") pursuant to which shareholders of Inmet and Lundin will receive new common shares of an amalgamated corporation named Symterra Corporation ("Symterra") containing all of the assets of both companies. The Company entered into a voting and support agreement with Lundin pursuant to which it has agreed to vote all of the Inmet common shares it owns in favor of the transaction, subject to customary conditions. While the voting and support agreement remains in effect the Company will not be able to sell any of the Inmet shares it owns. The voting and support agreement will terminate if the merger is not completed by June 30, 2011. Based on the announced terms of the transaction, if it is consummated the Company expects to own approximately 9% of Symterra. Closing of the transaction is subject to closing conditions that are customary under Canadian law for this type of transaction.

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG, the Company invested an aggregate of $408,000,000, including expenses, in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. In exchange for its cash investment, the Company received 264,000,000 common shares of Fortescue, and a $100,000,000 unsecured note of FMG that matures in August 2019 (the "FMG Note"). In July 2007, Fortescue sold new common shares in an underwritten public offering to raise additional capital for its mining project and to fund future growth. In connection with this offering, the Company exercised its pre-emptive rights to maintain its ownership position and acquired an additional 13,986,000 common shares of Fortescue for $44,200,000. In February 2010, the Company sold 30,000,000 common shares of Fortescue for net cash proceeds of $121,500,000, which resulted in the recognition of a net securities gain of $94,900,000 for the year ended December 31, 2010. At December 31, 2010, non-current available for sale investments include 247,986,000 common shares of Fortescue, representing approximately 8% of the outstanding Fortescue common stock. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG), and the shares held by the Company may be sold without restriction on the Australian Stock Exchange or in accordance with applicable securities laws. The Fortescue shares have a cost of $219,700,000 and $246,300,000 and market values of $1,659,600,000 and $1,108,000,000 at December 31, 2010 and 2009, respectively.

Interest on the FMG Note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas, which commenced production in May 2008. Interest is payable semi-annually within 30 days of June 30th and December 31st of each year; however, cash interest payments due in 2008 and 2009 were deferred by FMG due to covenants contained in the project's senior secured debt (for periods prior to January 1, 2010). Any interest payment that was deferred earned simple interest at an annual rate of 9.5%. Inasmuch as the senior secured debt was redeemed in 2010, the covenants requiring the deferral of interest no longer apply. During 2010, the Company received $172,100,000 (before withholding taxes) from FMG in payment of accrued interest due through June 30, 2010. In January 2011, the Company received $81,000,000 (before withholding taxes) from FMG in payment of interest due for the second half of 2010.

The Company's initial Fortescue investment was allocated to the common shares acquired, using the market value on the acquisition date, a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note component of this investment is being accounted for as a loan-like instrument, with income being recognized as the note is accreted up to its face value of $100,000,000, using a rate of 12.5%. It is classified with other non-current investments with a balance of $36,300,000 and $32,200,000 at December 31, 2010 and 2009, respectively. The prepaid mining interest, which is being amortized to expense as the 4% of revenue is earned, is classified as other current and non-current assets with an aggregate balance of $164,300,000 and $174,300,000 at December 31, 2010 and 2009, respectively. Depreciation and amortization expenses include prepaid mining interest amortization of $9,900,000, $7,300,000 and $2,800,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

6. Investments, continued:

The aggregate book values of the various components of the FMG Note, net of accrued withholding taxes on interest, totaled $276,100,000 and $302,400,000 at December 31, 2010 and 2009, respectively.

On August 9, 2010, the Company was advised that Fortescue is asserting that FMG is entitled to issue additional notes identical to the FMG Note in an unlimited amount. Fortescue further claims that any interest to be paid on additional notes can dilute, on a pro rata basis, the Company's entitlement to the above stated interest of 4% of net revenue. This claim was made four years after the issuance to the Company of the FMG Note, during which time Fortescue has never asserted this purported right to dilute the Company's interest in any of Fortescue's public filings or other communications. The Company does not believe that FMG has the right to issue additional notes which affect the Company's interest or that the interpretation by Fortescue of the terms of the FMG Note, as currently claimed by Fortescue, reflects the agreement between the parties.

On September 1, 2010, the Company filed a Writ of Summons against Fortescue, FMG and Fortescue's Chief Executive Officer in the Supreme Court of Western Australia. The Writ of Summons seeks, among other things, an injunction restraining the issuance of any additional notes identical to the FMG Note and damages. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the Company's future cash flows from the FMG Note and future results of operations would be materially and adversely affected to the extent of the dilution resulting from the issuance of such additional notes.

At December 31, 2010 and 2009, other non-current investments include investments in private equity funds where the Company's voting interest isn't large enough to apply the equity method of accounting ($86,900,000 and $52,800,000, respectively), a portfolio of non-agency mortgage-backed bond securitizations where the underlying assets are various individual mortgage loans ($3,300,000 and $14,000,000, respectively), the FMG zero coupon note component of the FMG Note discussed above, a stock interest in Light and Power Holdings, Ltd., the electric utility in Barbados ("LPH"), ($18,800,000 at December 31, 2009), an investment in IFIS ($11,200,000 in both periods) and various other non-publicly traded interests in equity and debt securities ($28,700,000 and $35,000,000, respectively). The investments in bond securitizations are acquisitions of impaired loans, generally at a significant discount to face amounts. The Company estimates the future cash flows for the securitization interests to determine the accretable yield; increases in estimated cash flows are accounted for as a yield adjustment on a prospective basis but decreases in estimated cash flows below amortized cost are recognized as impairments. Contractual cash flows in excess of estimated cash flows are not part of the accretable yield. The market for these securities is highly illiquid and they rarely trade. On a regular basis the Company re-estimates future cash flows and records impairment charges if appropriate. The remaining other investments are accounted for under the cost method of accounting, reduced for impairment charges when appropriate.

In May 2010, the Company sold its investment in LPH for cash consideration of $85,000,000, which resulted in the recognition of a net securities gain of $66,200,000.

Notes to Consolidated Financial Statements, continued

6. Investments, continued:

The amortized cost, gross unrealized gains and losses and estimated fair value of non-current investments classified as available for sale at December 31, 2010 and 2009 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2010				
Bonds and notes:				
U.S. Government and agencies	**$ 7,806**	**$ –**	**$ 90**	**$ 7,716**
U.S. Government-Sponsored Enterprises	**815,066**	**10,564**	**2,247**	**823,383**
All other corporates	**191,851**	**917**	**235**	**192,533**
Total fixed maturities	**1,014,723**	**11,481**	**2,572**	**1,023,632**
Equity securities:				
Common stocks:				
Banks, trusts and insurance companies	**16,340**	**32,936**	**–**	**49,276**
Industrial, miscellaneous and all other	**760,594**	**1,833,229**	**492**	**2,593,331**
Total equity securities	**776,934**	**1,866,165**	**492**	**2,642,607**
	$1,791,657	**$1,877,646**	**$ 3,064**	**$3,666,239**
2009				
Bonds and notes:				
U.S. Government and agencies	$ 25,858	$ –	$ 67	$ 25,791
U.S. Government-Sponsored Enterprises	352,251	6,391	422	358,220
All other corporates	22,969	228	13	23,184
Total fixed maturities	401,078	6,619	502	407,195
Equity securities:				
Common stocks:				
Banks, trusts and insurance companies	16,340	14,925	–	31,265
Industrial, miscellaneous and all other	362,630	1,163,255	77	1,525,808
Total equity securities	378,970	1,178,180	77	1,557,073
	$ 780,048	$1,184,799	$ 579	$1,964,268

The amortized cost and estimated fair value of non-current investments classified as available for sale at December 31, 2010, by contractual maturity, are shown below. Expected maturities are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due after one year through five years	$ 45,852	$ 46,242
Due after five years through ten years	–	–
Due after ten years	–	–
	45,852	46,242
Mortgage-backed and asset-backed securities	968,871	977,390
	$1,014,723	$1,023,632

Notes to Consolidated Financial Statements, continued

6. Investments, continued:

Net unrealized gains on investments were $1,749,800,000, $1,034,200,000 and $24,000,000 at December 31, 2010, 2009 and 2008, respectively. Reclassification adjustments included in comprehensive income (loss) for the three year period ended December 31, 2010 are as follows (in thousands):

	2010	2009	2008
Net unrealized holding gains (losses) arising during the period, net of taxes of $21,983, $36,348 and $536,981	**$813,107**	$1,001,651	$(938,930)
Less: reclassification adjustment for net (gains) losses included in net income (loss), net of taxes of $3,146, $0 and $19,872	**(97,514)**	8,511	(34,746)
Net change in unrealized gains (losses) on investments, net of taxes of $25,129, $36,348 and $556,853	**$715,593**	$1,010,162	$(973,676)

At December 31, 2010, the unrealized losses on investments which have been in a continuous unrealized loss position for less than 12 months and for 12 months or longer were not significant.

Securities with book values of $4,600,000 and $8,800,000 at December 31, 2010 and 2009, respectively, collateralized certain swap agreements and a letter of credit.

7. Trade, Notes and Other Receivables, Net:

A summary of current trade, notes and other receivables, net at December 31, 2010 and 2009 is as follows (in thousands):

	2010	2009
Trade receivables	**$ 43,313**	$ 40,848
Accrued interest on FMG Note	**83,659**	106,546
Receivables related to securities	**9,977**	3,515
Receivables related to associated companies	**268**	6,084
Receivables relating to real estate activities	**4,140**	2,550
Other	**13,681**	8,291
	155,038	167,834
Allowance for doubtful accounts	**(4,710)**	(3,971)
Total current trade, notes and other receivables, net	**$150,328**	$163,863

8. Inventory:

A summary of inventory (which is included in the caption, prepaids and other current assets) at December 31, 2010 and 2009 is as follows (in thousands):

	2010	2009
Raw materials	**$ 5,876**	$ 5,196
Work in process	**12,441**	12,352
Finished goods	**39,963**	41,421
	$58,280	$58,969

9. Intangible Assets, Net and Goodwill:

A summary of these assets at December 31, 2010 and 2009 is as follows (in thousands):

	2010	2009
Intangibles:		
Customer relationships, net of accumulated amortization of $39,051 and $33,161	**$23,338**	$29,515
Licenses, net of accumulated amortization of $2,328 and $1,718	**9,670**	10,280
Trademarks and tradename, net of accumulated amortization of $791 and $662	**1,210**	1,372
Patents, net of accumulated amortization of $2,360 and $769	**–**	1,591
Other, net of accumulated amortization of $2,650 and $2,469	**267**	315
Goodwill	**8,151**	8,151
	$42,636	$51,224

The goodwill in the above table relates to Conwed Plastics.

Amortization expense on intangible assets was $8,400,000, $7,700,000 and $7,900,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The estimated aggregate future amortization expense for the intangible assets for each of the next five years is as follows: 2011 - $6,500,000; 2012 - $5,900,000; 2013 - $5,800,000; 2014 - $5,500,000; and 2015 - $2,700,000.

10. Other Assets:

A summary of non-current other assets at December 31, 2010 and 2009 is as follows (in thousands):

	2010	2009
Real Estate	**$168,001**	$228,769
Unamortized debt expense	**16,125**	20,631
Restricted cash	**94,684**	98,080
Prepaid mining interest	**153,210**	164,874
Other	**20,301**	13,703
	$452,321	$526,057

In October 2007, the Company entered into an agreement with the Panama City-Bay County Airport and Industrial District of Panama City, Florida to purchase approximately 708 acres of land which currently houses the Panama City-Bay County International Airport. At December 31, 2010 and 2009, restricted cash included $56,500,000 that has been placed into escrow pursuant to this agreement; the transaction will close only after the old airport is decommissioned by the Federal Aviation Administration and the seller can deliver free and clear title to the land, subject to contractually permitted exceptions. In addition, restricted cash at December 31, 2010 and 2009 includes $14,600,000 and $14,900,000, respectively, of escrowed funds relating to the Premier noteholders' claims; see Note 19 for further information.

The Company's prepaid mining interest relates to the FMG Note, which is more fully explained in Note 6.

11. Property, Equipment and Leasehold Improvements, Net:

A summary of property, equipment and leasehold improvements, net at December 31, 2010 and 2009 is as follows (in thousands):

	Depreciable Lives (in years)	**2010**	2009
Land, buildings and leasehold improvements	3-45	**$ 384,941**	$ 384,564
Machinery and equipment	3-25	**160,916**	160,077
Oil and gas drilling services machinery and equipment	7-15	**190,951**	210,621
Network equipment	5-15	**19,812**	13,267
Corporate aircraft	5-10	**99,437**	100,242
Computer equipment and software	2-7	**9,748**	9,192
Furniture and fixtures	2-10	**21,406**	21,210
Construction in progress	N/A	**2,092**	1,918
Other	3-7	**9,854**	8,709
		899,157	909,800
Accumulated depreciation and amortization		**(311,786)**	(251,902)
		$ 587,371	$ 657,898

12. Trade Payables and Expense Accruals:

A summary of trade payables and expense accruals at December 31, 2010 and 2009 is as follows (in thousands):

	2010	2009
Trade payables	**$ 18,166**	$ 31,300
Payables related to securities	**1,878**	1,185
Accrued compensation, severance and other employee benefits	**67,778**	37,081
Accrued legal and professional fees	**7,348**	5,532
Accrued litigation settlement (see Note 19)	**11,229**	—
Taxes other than income	**5,268**	4,422
Accrued interest payable	**40,278**	40,179
Other	**24,647**	24,784
	$176,592	$144,483

13. Indebtedness:

The principal amount, stated interest rate and maturity date of outstanding debt at December 31, 2010 and 2009 are as follows (dollars in thousands):

	2010	2009
Parent Company Debt:		
Senior Notes:		
7¾% Senior Notes due 2013, less debt discount of $154 and $217	**$ 94,346**	$ 99,783
7% Senior Notes due 2013, net of debt premium of $340 and $494	**312,585**	339,939
8⅛% Senior Notes due 2015, less debt discount of $5,437 and $6,605	**474,563**	493,395
7⅛% Senior Notes due 2017	**478,000**	500,000
Subordinated Notes:		
3¾% Convertible Senior Subordinated Notes due 2014	**97,581**	97,581
8.65% Junior Subordinated Deferrable Interest Debentures due 2027	**89,554**	91,700
Subsidiary Debt:		
Aircraft financing due 2011	**32,881**	34,994
Capital leases due 2011 through 2015 with a weighted-average interest rate of 3.3%	**2,503**	3,231
Other due 2011 with a weighted-average interest rate of 2.3%	**109,115**	111,166
Total debt	**1,691,128**	1,771,789
Less: current maturities	**(142,659)**	(114,010)
Long-term debt	**$1,548,469**	$1,657,779

Parent Company Debt:

The Board of Directors has authorized the Company, from time to time, to purchase its outstanding debt securities through cash purchases in open market transactions, privately negotiated transactions or otherwise. Such repurchases, if any, depend upon prevailing market conditions, the Company's liquidity requirements and other factors; such purchases may be commenced or suspended at any time without notice. During 2010, the Company repurchased $5,500,000 principal amount of its 7¾% Senior Notes due 2013, $27,200,000 principal amount of its 7% Senior Notes due 2013, $20,000,000 principal amount of its 8⅛% Senior Notes due 2015, $22,000,000 principal amount of its 7⅛% Senior Notes due 2017 and $2,146,000 principal amount of its 8.65% Junior Subordinated Deferrable Interest Debentures due 2027, and recognized aggregate pre-tax losses of $5,100,000 for the year ended December 31, 2010, which are reflected in selling, general and other expenses. During 2009, the Company repurchased $35,600,000 principal amount of its 7% Senior Notes due 2013 and $6,500,000 principal amount of its 8.65% Junior Subordinated Deferrable Interest Debentures due 2027 and recognized aggregate pre-tax gains of $6,700,000, which are reflected in investment and other income.

In the first quarter of 2011, the Company repurchased $6,359,000 principal amount of its 8⅛% Senior Notes due 2015 and $18,000,000 principal amount of its 7⅛% Senior Notes due 2017. The Company will recognize aggregate pre-tax losses of $1,700,000 on these transactions.

In April 2004, the Company sold $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes due 2014 in a private placement transaction. The notes are convertible into the Company's common shares at $22.80 per share at any time before their maturity, subject to certain restrictions contained in the notes, at a conversion rate of 43.8598 shares per each $1,000 principal amount of notes subject to adjustment. Such amount reflects an adjustment to the conversion price as a result of the dividend paid in December 2010. Future cash dividends will reduce the conversion price per share by the amount of the dividend paid per share. At December 31, 2010, the notes are convertible into an aggregate of 4,279,868 shares.

13. Indebtedness, continued:

Pursuant to privately negotiated transactions to induce conversion, the Company issued 5,378,606 common shares upon the conversion of $123,529,000 principal amount of the notes during 2009, and the Company issued 5,611,913 common shares upon the conversion of $128,887,000 principal amount of the notes during 2008. The number of common shares issued was in accordance with the terms of the notes; however, the Company paid the former noteholders $26,000,000 in 2009 and $12,200,000 in 2008 to induce conversion. The additional cash payments were recorded as selling, general and other expenses. Separately, another bondholder converted $3,000 principal amount of the convertible notes into common shares during 2008.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries unless, at the time of such incurrence or issuance, the Company meets a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Liens, limit the ability of Material Subsidiaries to incur Funded Debt in certain circumstances, and contain other terms and restrictions all as defined in the senior note indentures. The Company has the ability to incur substantial additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. If the Company is unable to meet the specified ratio, the Company would not be able to issue additional Indebtedness or Preferred Stock, but the Company's inability to meet the applicable ratio would not result in a default under its senior note indentures. The senior note indentures do not restrict the payment of dividends.

Subsidiary Debt:

During 2001, a subsidiary of the Company borrowed $53,100,000 collateralized by certain of its corporate aircraft. This debt bears interest based on a floating rate, requires monthly payments of principal and interest and matures in 2011. The interest rate at December 31, 2010 was 4.3%. The subsidiary has entered into an interest rate swap agreement for this financing, which fixed the interest rate at approximately 5.7%. The subsidiary would have paid $500,000 and $1,900,000 at December 31, 2010 and 2009, respectively, if the swap were terminated. Changes in interest rates in the future will change the amounts to be received under the agreement, as well as interest to be paid under the related variable debt obligation. The Parent company has guaranteed this financing.

Other subsidiary debt at December 31, 2010 and 2009 principally includes debt secured by MB1's real estate development project ($100,500,000 for both years). Other subsidiary debt also includes Keen's line of credit of $8,500,000 at December 31, 2010 and Premier's equipment financing of $10,200,000 at December 31, 2009. Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company was under no obligation to pay off the loan. MB1's lenders commenced foreclosure proceedings; accordingly, the loan has been classified as a current liability as of December 31, 2010 and 2009. In January 2011, a subsidiary of the Company paid MB1's lenders $19,300,000 in full satisfaction of the loan; see Note 2 for more information.

At December 31, 2010, $75,300,000 of other assets (primarily receivables, real estate and property) are pledged for indebtedness aggregating $144,500,000.

Counterparties to interest rate and currency swap agreements are major financial institutions, that management believes are able to fulfill their obligations. Management believes any losses due to default by the counterparties are likely to be immaterial.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2015 are as follows: 2011 - $142,700,000; 2012 - $700,000; 2013 - $407,400,000; 2014 - $98,100,000; and 2015 - $480,000,000.

13. Indebtedness, continued:

Securities Sold Under Agreements to Repurchase:

Securities sold under agreements to repurchase were $401,100,000 and $198,600,000 at December 31, 2010 and 2009, respectively, and are accounted for as collateralized financing transactions. At December 31, 2010, these fixed rate repurchase agreements have a weighted-average interest rate of approximately 0.3%, mature at various dates through February 2011 and are collateralized by non-current investments with a carrying value of $413,900,000. The non-current investments are adjustable rate mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and U.S. Government-Sponsored Enterprises (FHLMC or FNMA). This portfolio has a weighted-average life of 4 years and a duration of 0.77 at December 31, 2010.

The weighted-average interest rate on short-term borrowings (primarily consisting of securities sold under agreements to repurchase) was 0.4% and 0.3% at December 31, 2010 and 2009, respectively.

14. Common Shares, Stock Options and Preferred Shares:

In April 2008, the Company sold to Jefferies 10,000,000 of the Company's common shares, and received 26,585,310 shares of common stock of Jefferies and $100,021,000 in cash.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. During the three year period ended December 31, 2010, the Company acquired 3,203 common shares at an average price of $43.82 per common share, all in connection with stock option exercises. At December 31, 2010, the Company is authorized to repurchase 11,992,092 common shares.

As of December 31, 2010, the Company has two share-based plans: a fixed stock option plan and a senior executive warrant plan. The fixed stock option plan provides for grants of options or rights to non-employee directors and certain employees up to a maximum grant of 450,000 shares to any individual in a given taxable year. The plan provides for the issuance of stock options and stock appreciation rights at not less than the fair market value of the underlying stock at the date of grant. Options granted to employees under this plan are intended to qualify as incentive stock options to the extent permitted under the Internal Revenue Code and become exercisable in five equal annual instalments starting one year from date of grant. Options granted to non-employee directors become exercisable in four equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted. As of December 31, 2010, 941,650 shares were available for grant under the plan.

The senior executive warrant plan provides for the issuance, subject to shareholder approval, of warrants to purchase up to 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to 105% of the closing price per share of a common share on the date of grant. On March 6, 2006, the Company's Board of Directors approved, subject to shareholder approval, the grant of warrants to purchase 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to $28.515 per share (105% of the closing price per share of a common share on that date). In May 2006, shareholder approval was received and the warrants were issued; the warrants expire on March 5, 2011. The warrants vested over a four year period; at December 31, 2010, all 4,000,000 warrants were outstanding and exercisable.

Salaries and incentive compensation expense included $4,100,000, $10,900,000 and $10,100,000 for the years ended December 31, 2010, 2009 and 2008, respectively, for share-based compensation expense relating to grants previously made under the Company's senior executive warrant plan and fixed stock option plan. Net income decreased by $4,000,000 and $10,900,000 for 2010 and 2009, respectively, and net loss increased by $10,100,000 for 2008 as a result of the share-based compensation expense. As of December 31, 2010, total unrecognized compensation cost related to nonvested share-based compensation plans was $13,800,000; this cost is expected to be recognized over a weighted-average period of 2.1 years.

Notes to Consolidated Financial Statements, continued

14. Common Shares, Stock Options and Preferred Shares, continued:

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2010 is as follows:

	Common Shares Subject to Option	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2007	1,879,361	$24.31		
Granted	879,500	$28.23		
Exercised	(314,571)	$20.04		$9,300,000
Cancelled	(144,000)	$25.94		
Balance at December 31, 2008	2,300,290	$26.29		
Granted	12,000	$24.44		
Exercised	(47,250)	$20.28		$ 200,000
Cancelled	(68,800)	$26.38		
Balance at December 31, 2009	2,196,240	$26.40		
Granted	972,000	$27.17		
Exercised	(520,740)	$21.69		$2,800,000
Cancelled	(25,000)	$27.66		
Balance at December 31, 2010	2,622,500	$27.61	4.0 years	$4,500,000
Exercisable at December 31, 2010	807,300	$27.95	2.7 years	$1,200,000

The following summary presents the weighted-average assumptions used for grants made during each of the three years in the period ended December 31, 2010:

	2010 Options	2009 Options	2008 Options
Risk free interest rate	**1.27%**	1.99%	2.34%
Expected volatility	**45.78%**	44.12%	38.46%
Expected dividend yield	**.87%**	.51%	.45%
Expected life	**4.0 years**	4.3 years	4.0 years
Weighted-average fair value per grant	**$9.09**	$8.80	$8.94

The expected life assumptions were based on historical behavior and incorporated post-vesting forfeitures for each type of award and population identified. The expected volatility was based on the historical behavior of the Company's stock price.

At December 31, 2010 and 2009, 3,564,150 and 4,084,890, respectively, of the Company's common shares were reserved for stock options, 4,279,868 and 4,248,841, respectively, of the Company's common shares were reserved for the 3¾% Convertible Senior Subordinated Notes and 4,000,000 of the Company's common shares were reserved for warrants.

At December 31, 2010 and 2009, 6,000,000 of preferred shares (redeemable and non-redeemable), par value $1 per share, were authorized and not issued.

One of the Company's subsidiaries maintains a stock option plan for its employees that provides for the granting of stock options that are exercisable into common shares of the subsidiary; however, amounts related to this plan have not been material. Salaries and incentive compensation expense include amounts for this plan of $200,000, $200,000 and $1,100,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

14. Common Shares, Stock Options and Preferred Shares, continued:

The subsidiary also granted stock appreciation rights to an executive officer that have a seven year term and become exercisable only upon the occurrence of certain events. The rights are payable in cash unless the subsidiary's shares are publicly listed, in which case the subsidiary may elect to settle the rights in stock. Because management has determined that the occurrence of the events required for the stock appreciation rights to become exercisable was not probable as of December 31, 2010, no expense or liability relating to the rights has been recorded. Stock appreciation rights were also granted to a former executive officer; amounts expensed related to these rights were $300,000, $3,100,000 and $1,000,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

15. Net Securities Gains (Losses):

The following summarizes net securities gains (losses) for each of the three years in the period ended December 31, 2010 (in thousands):

	2010	2009	2008
Net realized gains on securities	**$182,060**	$ 10,440	$ 23,378
Write-down of investments (a)	**(2,474)**	(31,420)	(143,417)
Net unrealized losses on trading securities	**(92)**	(126)	(24,508)
	$179,494	$(21,106)	$(144,547)

(a) Consists of provisions to write down investments resulting from declines in fair values believed to be other than temporary.

In 2010, the Company sold 30,000,000 common shares of Fortescue and recognized a net security gain of $94,900,000 and sold its investment in LPH and recognized a net security gain of $66,200,000.

Proceeds from sales of investments classified as available for sale were $838,200,000, $2,112,600,000 and $4,485,200,000 during 2010, 2009 and 2008, respectively. Gross gains of $104,400,000, $18,700,000 and $22,400,000 and gross losses of $700,000, $21,700,000 and $44,000,000 were realized on these sales during 2010, 2009 and 2008, respectively.

16. Other Results of Operations Information:

Investment and other income for each of the three years in the period ended December 31, 2010 consists of the following (in thousands):

	2010	2009	2008
Interest on short-term investments	**$ 598**	$ 420	$ 3,500
Dividend income	**3,654**	3,945	8,180
Interest on fixed maturity investments	**22,148**	26,784	41,555
Other investment income	**571**	932	3,633
Income related to Fortescue's Pilbara project (see Note 6)	**149,257**	66,079	40,467
Gain on sale of Las Cruces	**383,369**	–	–
Bargain purchase related to Keen (see Note 3)	**–**	49,345	–
Gains on sale of real estate and other assets, net of costs	**2,561**	12,767	3,395
Reimbursement for minority interest losses	**–**	–	5,551
Income related to settlement of insurance claims	**106**	5,272	11,546
Gain related to lawsuits and other settlements	**3,446**	10,453	–
Gain on buyback of debt	**–**	6,693	–
Government grants reimbursement	**11,143**	–	–
Rental income	**12,417**	14,149	8,617
Winery revenues	**23,569**	20,735	22,102
Other	**36,525**	39,683	43,866
	$649,364	$257,257	$192,412

For 2010, other income for the other operations segment includes $11,100,000 with respect to government grants to reimburse the Company for certain of its prior expenditures related to energy projects, which were fully expensed as incurred. For 2008, other income for the gaming entertainment segment includes a $7,300,000 gain from the settlement of an insurance claim and $5,600,000 resulting from capital contributions from the noncontrolling interest. In prior periods, the Company recorded 100% of the losses from this segment after cumulative loss allocations to the noncontrolling interest (classified as minority interest prior to January 1, 2009) had reduced the noncontrolling interest liability to zero. Since the noncontrolling interest liability remained at zero after considering the capital contributions, the entire capital contribution was recorded as income, effectively reimbursing the Company for a portion of the noncontrolling interest losses that were not previously allocated to the noncontrolling interest. For 2008, manufacturing other income includes a $4,200,000 gain from the settlement of an insurance claim relating to Idaho Timber.

Taxes, other than income or payroll, amounted to $22,200,000, $18,300,000 and $17,200,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Advertising costs amounted to $10,300,000, $9,300,000 and $14,700,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Research and development costs charged to expense were $5,500,000, $3,500,000 and $14,000,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

17. Income Taxes:

The principal components of deferred taxes at December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Deferred Tax Asset:		
Securities valuation reserves	**$ 52,444**	$ 92,091
Other assets	**85,490**	154,220
NOL carryover	**1,962,914**	2,165,839
Other liabilities	**23,433**	45,001
	2,124,281	2,457,151
Valuation allowance	**(109,181)**	(1,835,161)
	2,015,100	621,990
Deferred Tax Liability:		
Unrealized gains on investments	**(822,095)**	(613,622)
Depreciation	**(4,452)**	(9,178)
Other	**(12,995)**	(14,959)
	(839,542)	(637,759)
Net deferred tax asset (liability)	**$ 1,175,558**	$ (15,769)

As of December 31, 2010, the Company had consolidated federal NOLs of $1,230,800,000, none of which expire prior to 2023, that may be used to offset the taxable income of any member of the Company's consolidated tax group. In addition, the Company has $4,169,700,000 of federal NOLs that are only available to offset the taxable income of certain subsidiaries, none of which expire prior to 2017. The Company also has various state NOLs that expire at different times, which are reflected in the above table to the extent the Company estimates its future taxable income will be apportioned to those states. Uncertainties that may affect the utilization of the Company's tax attributes include future operating results, tax law changes, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

At December 31, 2010, the Company concluded that it was more likely than not that it would have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. During 2008, the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance by $1,672,100,000 with a corresponding charge to income tax expense. See Note 2 for more information.

Under certain circumstances, the ability to use the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes a charter restriction that prohibits transfers of the Company's common stock under certain circumstances.

Notes to Consolidated Financial Statements, continued

17. Income Taxes, continued:

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2010 was as follows, excluding amounts allocated to income (losses) related to associated companies and discontinued operations (in thousands):

	2010	2009	2008
State income taxes	**$ 3,162**	$(1,890)	$ 1,904
Resolution of state tax contingencies	**(600)**	(2,025)	(254)
Federal income taxes:			
Current	**–**	–	(116)
Deferred	**–**	–	(1,420)
Increase (decrease) in valuation allowance	**(1,157,111)**	–	1,672,138
Foreign income taxes	**15,231**	11,023	61
	$(1,139,318)	$ 7,108	$1,672,313

At December 31, 2009, the Company had a full valuation allowance against its net federal deferred tax asset, including its available NOLs. As a result, the Company did not record any regular federal income tax expense for 2009. Prior to September 30, 2010, the Company had been recording provisions or benefits for deferred federal minimum taxes payable, due to material unrealized security gains reflected in accumulated other comprehensive income and in income related to associated companies. If these gains were realized, the Company would be able to use its NOLs to fully offset the federal income taxes that would be due, but prior to the election described below the Company would have to pay federal minimum taxes. Although the payment of federal minimum taxes generates a minimum tax credit carryover, prior to the fourth quarter of 2010 it would have been fully reserved for in the net deferred tax asset valuation allowance. Accordingly, for the year ended December 31, 2009, the Company recorded provisions for deferred federal minimum taxes payable of $22,700,000 and $11,600,000 in accumulated other comprehensive income and income related to associated companies, respectively.

The Worker, Homeownership, and Business Assistance Act of 2009 provided taxpayers a special election for extended net operating loss carryback benefits, and with respect to any net operating loss for which the election was made, eliminated the limitation that applies to using the NOL to reduce alternative minimum taxable income. In 2010, the Internal Revenue Service ("IRS") provided additional guidance with respect to application of the law, and the Company made the election with respect to its 2008 NOL. As a result, approximately $2,628,000,000 of the NOLs referred to above can be used to fully offset federal minimum taxable income (a potential savings of $52,600,000 of future federal minimum taxes), and no federal regular or minimum income tax would be payable on such income. During 2010, the Company reversed deferred federal minimum tax liabilities which had been recorded in prior periods of $11,600,000 to income related to associated companies and $22,700,000 to accumulated other comprehensive income.

17. Income Taxes, continued:

The table below reconciles the expected statutory federal income tax to the actual income tax provision (benefit) (in thousands):

	2010	2009	2008
Expected federal income tax	**$ 129,151**	$ (84,404)	$ (130,027)
State income taxes, net of federal income tax benefit	**3,162**	(1,890)	1,904
Increase (decrease) in valuation allowance	**(1,157,111)**	–	1,672,138
Tax expense not provided on income recorded prior to the reversal of deferred tax valuation allowance	**(134,230)**	–	–
Tax benefit of current year losses fully reserved in valuation allowance	–	101,927	130,319
Resolution of tax contingencies	**(600)**	(2,025)	(1,669)
Permanent differences	**5,079**	(17,523)	(292)
Foreign taxes	**15,231**	11,023	61
Other	–	–	(121)
Actual income tax provision (benefit)	**$(1,139,318)**	$ 7,108	$1,672,313

Reflected above as resolution of tax contingencies are reductions to the Company's income tax provision for the expiration of the applicable statute of limitations and the favorable resolution of certain federal and state income tax contingencies.

The following table reconciles the total amount of unrecognized tax benefits as of the beginning and end of the periods presented (in thousands):

	Unrecognized Tax Benefits	Interest	Total
As of January 1, 2008	$ 9,600	$ 3,700	$13,300
Additions to unrecognized tax benefits	1,200	–	1,200
Additional interest expense recognized	–	800	800
Audit payments	–	–	–
Reductions as a result of the lapse of the statute of limitations and completion of audits	(2,900)	(1,300)	(4,200)
Balance, December 31, 2008	7,900	3,200	11,100
Additions to unrecognized tax benefits	200	–	200
Additional interest expense recognized	–	600	600
Audit payments	(200)	(100)	(300)
Reductions as a result of the lapse of the statute of limitations and completion of audits	(1,200)	(800)	(2,000)
Balance, December 31, 2009	6,700	2,900	9,600
Additions to unrecognized tax benefits	–	–	–
Additional interest expense recognized	–	500	500
Audit payments	(100)	(100)	(200)
Reductions as a result of the lapse of the statute of limitations and completion of audits	(300)	(300)	(600)
Balance, December 31, 2010	$ 6,300	$ 3,000	$ 9,300

If recognized, the total amount of unrecognized tax benefits reflected in the table above would lower the Company's effective income tax rate. Over the next twelve months, the Company believes it is reasonably possible that the aggregate amount of unrecognized tax benefits related to uncertain tax positions will decrease by approximately $500,000 upon the resolution of certain assessments. The statute of limitations with respect to the

17. Income Taxes, continued:

Company's federal income tax returns has expired for all years through 2006. The Company's New York State and New York City income tax returns are currently being audited for the 2006 to 2008 period.

Prior to May 2001, WilTel was included in the consolidated federal income tax return of its former parent, The Williams Companies Inc. ("Williams"). Although the Company has no liability for any audit adjustments made to Williams' consolidated tax returns, adjustments to Williams' prior years' tax returns could have affected certain of the Company's tax attributes. The Company has been informed by Williams that they have reached a settlement with the IRS for these prior periods, and based on the nature of the settlement the Company has concluded that the settlement will not have a material impact on the Company.

18. Pension Plans and Postretirement Benefits:

Prior to 1999, the Company maintained a defined benefit pension plan covering employees of certain units who met age and service requirements. This plan was frozen in 1998; in 2010 the plan was terminated and settled. A contribution of $9,600,000 was made to the plan and the Company recognized a settlement charge of $12,700,000.

Pursuant to the WilTel sale agreement the responsibility for WilTel's defined benefit pension plan was retained by the Company. All benefits under this plan were frozen as of the date of sale.

A summary of activity with respect to defined benefit pension plans for 2010 and 2009 is as follows (in thousands):

	2010	2009
Projected Benefit Obligation:		
Projected benefit obligation at beginning of period	**$235,846**	$223,241
Interest cost	**12,295**	13,142
Actuarial loss	**19,313**	10,832
Settlement payment	**(50,200)**	–
Benefits paid	**(9,365)**	(11,369)
Projected benefit obligation at December 31,	**$207,889**	$235,846
Change in Plan Assets:		
Fair value of plan assets at beginning of period	**$167,652**	$160,992
Actual return on plan assets	**6,898**	15,655
Employer contributions	**32,511**	4,000
Settlement payment	**(50,200)**	–
Benefits paid	**(9,365)**	(11,369)
Administrative expenses	**(2,372)**	(1,626)
Fair value of plan assets at December 31,	**$145,124**	$167,652
Funded Status at end of year	**$(62,765)**	$(68,194)

As of December 31, 2010 and 2009, $68,100,000 and $64,000,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income (loss) (substantially all of which were cumulative losses) and $62,800,000 and $68,200,000, respectively, was reflected as accrued pension cost.

Employer contributions expected to be paid in 2011 are $9,500,000.

Notes to Consolidated Financial Statements, continued

18. Pension Plans and Postretirement Benefits, continued:

Pension expense related to the defined benefit pension plans charged to results of continuing operations included the following components (in thousands):

	2010	2009	2008
Interest cost	$11,944	$12,433	$ 12,328
Expected return on plan assets	(7,936)	(7,679)	(10,647)
Actuarial loss	1,929	2,290	673
Amortization of prior service cost	2	3	3
Net pension expense	$ 5,939	$ 7,047	$ 2,357

At December 31, 2010, the plan's assets at fair value consisted of the following (in thousands):

	Total Fair Value Measurements	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
Cash and cash equivalents	$ 21,748	$ 21,748
Bonds and notes:		
U.S. Government and agencies	9,154	9,154
U.S. Government-Sponsored Enterprises	3,040	3,040
States, municipalities and political subdivisions	325	325
All other corporates	110,857	110,857
Total	$145,124	$145,124

At December 31, 2009, the plans' assets at fair value consisted of the following (in thousands):

		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$ 3,888	$ 3,888	$ –
Bonds and notes:			
U.S. Government and agencies	19,529	19,445	84
U.S. Government-Sponsored Enterprises	18,683	2,997	15,686
States, municipalities and political subdivisions	141	141	–
All other corporates	75,043	57,166	17,877
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	7,958	7,958	–
Industrial, miscellaneous and all other	42,107	42,107	–
Other	303	303	–
Total	$167,652	$134,005	$33,647

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. Certain of the corporate bonds are measured using Level 2 inputs. Although these bonds trade in brokered markets, the market for certain bonds is sometimes inactive. The fair values of these investments are based on reported trading prices, bid and ask prices and quotes obtained from independent market makers in the securities. At December 31, 2010, the plan did not have any fair value measurements using unobservable inputs (Level 3).

18. Pension Plans and Postretirement Benefits, continued:

Historically, the investment objective of the plan has emphasized long-term capital appreciation as a primary source of return and current income as a supplementary source. Over the last several years, volatility in the equity markets has resulted in periods of significant negative return on plan assets. In order to reduce its exposure to the volatility in the equity markets, the plan has gradually adjusted its investment allocations to hold a greater percent of plan assets in high quality investment grade fixed income corporate bonds. During 2010, equity prices began to decline and the Company reevaluated its investment strategy and began a gradual liquidation of all equity positions.

The current investment objectives are designed to minimize investment losses due to rising interest rates while providing a stable and predictable stream of investment income. To further mitigate investment losses, the Company has placed certain investment restrictions and limitations over plan assets. The restrictions and limitations include the following:

- Fixed income securities will all be rated BBB- or better at the time of purchase, there will be no more than 5% at market in any one security (U.S. government and agency positions excluded), no more than a 30-year maturity in any one security and investments in standard collateralized mortgage obligations are limited to securities that are currently paying interest, receiving principal, do not contain leverage and are limited to 10% of the market value of the portfolio.

- Plan assets are split into two separate portfolios, each with different duration and asset mix. The Investment Grade ("IG") portfolio consists of investment grade fixed income corporate bonds with a maximum duration of 5 years. The Fixed Income ("FI") portfolio consists of investment grade bonds, short and mid-term government instruments, and cash and cash equivalents with a maximum duration of 2 years.

The IG and FI portfolios are managed to maximize the value of plan assets by minimizing exposure to changes in market interest rates. This investment strategy provides the Company with more flexibility in managing the plan should interest rates rise and result in a decrease in the discounted value of benefit obligations.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 1.5% to 1.7% real rate of return for short duration risk-free investments, 0.2% inflation risk premium, 0.75% default risk premium for the portion of the portfolio invested in corporate bonds, and 3.7% to 4.2% in equity risk premium (depending on asset class) in excess of short duration government bond returns. The Company then weighted these assumptions based on invested assets and assumed that investment expenses were offset by expected returns in excess of benchmarks, which resulted in the selection of the 6.0% expected long-term rate of return assumption for 2010.

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Net loss arising during period	**$(23,120)**	$(5,161)
Settlement charge	**16,891**	–
Recognition of amortization in net periodic benefit cost:		
Prior service cost	**2**	3
Actuarial loss	**2,095**	2,435
Total	**$ (4,132)**	$(2,723)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2011 is $3,000,000.

18. Pension Plans and Postretirement Benefits, continued:

The Company uses a December 31 measurement date for its plans. Excluding the defined pension benefit plan terminated in 2010, the assumptions used relating to the defined benefit pension plan is as follows:

	2010	2009
Discount rate used to determine benefit obligation at December 31,	**5.5%**	6.0%
Weighted-average assumptions used to determine net cost for years ended December 31,:		
Discount rate	**6.0%**	6.2%
Expected long-term return on plan assets	**6.0%**	6.0%

The timing of expected future pension benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market. At December 31, 2009, for the defined pension benefit plan that was settled, the discount rate for pension benefits (4.35%) was selected to result in an estimated projected benefit obligation on a plan termination basis, the expected long-term return on plan assets was 5.20% and the discount rate to determine net pension cost in 2009 was 5.25%.

The following pension benefit payments are expected to be paid (in thousands):

2011	$ 3,662
2012	3,594
2013	4,102
2014	4,536
2015	6,411
2016 – 2020	52,646

The Company and its consolidated subsidiaries have defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $2,600,000, $2,300,000 and $3,000,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Accumulated postretirement benefit obligations and amounts recognized in the consolidated statements of operations and in accumulated other comprehensive income (loss) were not significant.

19. Commitments and Contingencies:

The Company and its subsidiaries rent office space and office equipment under noncancellable operating leases with terms varying principally from one to thirty years. Rental expense (net of sublease rental income) was $14,100,000 in 2010, $11,400,000 in 2009 and $12,000,000 in 2008. Future minimum annual rentals (exclusive of month-to-month leases, real estate taxes, maintenance and certain other charges) under these leases at December 31, 2010 are as follows (in thousands):

2011	$ 7,000
2012	6,700
2013	5,500
2014	5,200
2015	4,800
Thereafter	33,200
	62,400
Less: sublease income	–
	$62,400

Pursuant to an agreement that was entered into before the Company sold CDS to HomeFed in 2002, the Company agreed to obtain project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2010, $2,900,000 was outstanding under these bonds, substantially all of which expires in 2011.

As more fully discussed in Note 4, the Company and Berkshire Hathaway have agreed to share equally any losses incurred under Berkadia's five-year credit facility. At December 31, 2010, the amount outstanding under the facility was $915,000,000 (of which $250,000,000 was loaned by the Company); accordingly, the Company's outstanding exposure to losses under the facility was $457,500,000.

In connection with Premier's chapter 11 restructuring, the former holders of Premier's bond debt argued that they were entitled to liquidated damages under the indenture governing the notes, and as such were entitled to more than the principal amount of the notes plus accrued interest that was paid to them when Premier emerged from bankruptcy in 2007. Although the Company did not agree with the position taken by the Premier noteholders, in order to have Premier's bankruptcy plan confirmed so that Premier could complete reconstruction of its property after Hurricane Katrina and open its business without further delay, Premier funded an escrow account to cover the Premier noteholders' claim for additional damages in the amount of $13,700,000. On September 3, 2010, the Bankruptcy Court for the Southern District of Mississippi awarded the Premier noteholders $9,600,000, plus interest at the federal judgment rate in effect on August 10, 2007 from that date until the date of payment, but in no event would the Premier noteholders be entitled to damages in an amount exceeding the amount held in the escrow account. Any funds remaining in the escrow account after payment of the award are to be returned to Premier. Premier has filed a notice of appeal of the Bankruptcy Court's decision; no amounts are expected to be paid from the escrow account while the appeal is pending. As a result of the Bankruptcy Court's decision, the Company recorded a loss in selling, general and other expenses in 2010 for the award and interest of $11,200,000.

Hurricane Katrina completely destroyed the Hard Rock Biloxi's casino, which was a facility built on floating barges, and caused significant damage to the hotel and related structures. A new casino was constructed over water on concrete pilings that greatly improved the structural integrity of the facility; however, the threat of hurricanes remains a risk to the repaired and rebuilt facilities. Premier's current insurance policy provides up to $232,000,000 in coverage for damage to real and personal property including business interruption coverage. The

19. Commitments and Contingencies, continued:

coverage is provided by a panel of insurers based out of the U.S., Bermuda and London and is comprised of a $50,000,000 primary layer and three excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, any loss resulting from a weather catastrophe occurrence, which is defined to include damage caused by a named storm, is sublimited to $100,000,000 with a deductible of $5,000,000.

20. Litigation:

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position or liquidity, but any amounts paid could be material to results of operations for the period.

21. Earnings (Loss) Per Common Share:

Basic and diluted earnings (loss) per share amounts were calculated by dividing net income (loss) by the weighted-average number of common shares outstanding. The numerators and denominators used to calculate basic and diluted earnings (loss) per share for the three year periods ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	2010	2009	2008 (c)
Numerator for earnings (loss) per share:			
Net income (loss) attributable to Leucadia National Corporation common shareholders for basic earnings (loss) per share	**$1,939,312**	$550,280	$(2,535,425)
Interest on 3¾% Convertible Notes	**3,707**	7,199	–
Net income (loss) attributable to Leucadia National Corporation common shareholders for diluted earnings (loss) per share	**$1,943,019**	$557,479	$(2,535,425)
Denominator for earnings (loss) per share:			
Denominator for basic earnings (loss) per share – weighted-average shares	**243,379**	241,437	230,494
Stock options (a)	**42**	2	–
Warrants (b)	–	–	–
3¾% Convertible Notes	**4,251**	6,410	–
Denominator for diluted earnings (loss) per share	**247,672**	247,849	230,494

(a) Options to purchase 1,865,625 and 2,247,590 weighted-average shares of common stock were outstanding during the years ended December 31, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

(b) Warrants to purchase 4,000,000 shares of common stock at $28.515 per share were outstanding during the years ended December 31, 2010 and 2009, but were not included in the computation of diluted earnings per share because the warrants' exercise price was greater than the average market price of the common shares.

Notes to Consolidated Financial Statements, continued

21. Earnings (Loss) Per Common Share, continued:

(c) For 2008, options to purchase 405,000 shares, warrants to purchase 804,000 shares and 14,429,000 shares related to the 3¾% Convertible Notes were not included in the computation of diluted loss per share as the effect was antidilutive due to the Company's operating loss.

(d) Outstanding stock options and stock appreciation rights of a subsidiary are not included above since the subsidiary operates at a net loss and the effect is antidilutive.

22. Fair Value of Financial Instruments:

Aggregate information concerning assets and liabilities at December 31, 2010 and 2009 that are measured at fair value on a recurring basis is presented below (dollars in thousands):

	December 31, 2010		
		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Investments classified as current assets:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	$ 247,017	$ 247,017	$ –
All other corporates	6,572	6,324	248
Non-current investments:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	7,716	–	7,716
U.S. Government-Sponsored Enterprises	823,383	–	823,383
All other corporates	192,533	150,193	42,340
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	49,276	49,276	–
Industrial, miscellaneous and all other	2,593,331	2,593,331	–
Investments in associated companies	1,314,227	1,314,227	–
Total	$5,234,055	$4,360,368	$873,687
Other current liabilities	$ (2,413)	$ (1,878)	$ (535)

Notes to Consolidated Financial Statements, continued

22. Fair Value of Financial Instruments, continued:

	December 31, 2009		
		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Investments classified as current assets:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	$ 80,419	$ 80,419	$ –
All other corporates	386	386	–
Non-current investments:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	25,791	25,791	–
U.S. Government-Sponsored Enterprises	358,220	–	358,220
All other corporates	23,184	22,998	186
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	31,265	31,265	–
Industrial, miscellaneous and all other	1,525,808	1,525,808	–
Investments in associated companies	1,792,683	1,792,683	–
Total	$3,837,756	$3,479,350	$358,406
Other current liabilities	$ (1,428)	$ (1,114)	$ (314)
Other non-current liabilities	(1,935)	–	(1,935)
Total	$ (3,363)	$ (1,114)	$ (2,249)

At December 31, 2010 and 2009, the Company did not have material fair value measurements using unobservable inputs (Level 3) for assets and liabilities measured at fair value on a recurring basis.

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA) which are carried on the balance sheet at their estimated fair value. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. The estimates of fair value of the portfolios of mortgage pass-through certificates and corporate bonds are considered to be based on Level 2 inputs.

Notes to Consolidated Financial Statements, continued

22. Fair Value of Financial Instruments, continued:

Aggregate information concerning assets and liabilities at December 31, 2010 and 2009 that are measured at fair value on a nonrecurring basis is presented below (in thousands):

	December 31, 2010			
		Fair Value Measurements Using		
	Total Fair Value Measurements	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
Long-lived assets held and used (a)	**$20,600**	**$ –**	**$20,600**	**$ –**
Long-lived assets held for sale (b)	**7,000**	**–**	**7,000**	**–**
Other non-current investments (c)	**2,200**	**–**	**–**	**2,200**

	December 31, 2009			
		Fair Value Measurements Using		
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Long-lived assets held and used (a)	$2,900	$ –	$ –	$2,900
Long-lived assets held for sale (b)	2,200	–	2,200	–
Other non-current investments (c)	2,300	–	–	2,300

(a) At December 31, 2010, the Company evaluated for impairment the carrying value of MB1's real estate assets, recorded an impairment charge of $47,100,000 and reduced the carrying amount to its fair value of $18,100,000. As of December 31, 2010, the Company also wrote down to fair value one of its real estate projects based on an appraisal and prices for similar assets, and recognized an impairment charge of $2,400,000, which is included in selling, general and other expenses. See Note 2 for more information.

In 2009, Idaho Timber decided to close one of its plants. Idaho Timber evaluated for impairment the plant's long-lived assets, comprised of buildings, machinery and equipment, and customer relationships intangibles. As of December 31, 2009, the carrying values of these long-lived assets held and used and intangible assets were written down to fair values. The carrying values of long-lived assets held and used and intangible assets of $1,000,000 and $800,000, respectively, were written down to fair values of $700,000 and $0, respectively, resulting in an aggregate impairment charge during the fourth quarter of $1,100,000, which is included in selling, general and other expenses. The fair values were determined using the present value of expected future cash flows. As of December 31, 2009, the Company also wrote down a real estate property that under GAAP is considered to be held and used, but which the Company had recently decided to sell. The Company wrote down this real estate property to fair value of $2,200,000 (resulting in an impairment charge included in selling, general and other expenses of $2,500,000), primarily using market information for similar assets.

(b) Consists of a corporate aircraft at December 31, 2010 and real estate properties at December 31, 2009 for which the fair values were primarily based on prices for similar assets or appraisals. The Company recognized $1,500,000 and $1,100,000 of impairment losses for 2010 and 2009, respectively, which are included in selling, general and other expenses.

(c) At December 31, 2010, represents an investment in a non-public security of $2,200,000. At December 31, 2009, represents $2,300,000 in non-agency mortgage-backed bond securitizations. The investments in non-agency mortgage-backed bond securitizations are acquisitions of impaired loans, generally at a significant discount to face amounts. The market for these securities is highly illiquid and they rarely trade. The fair values were primarily determined using an income valuation model to calculate the present value of expected

22. Fair Value of Financial Instruments, continued:

future cash flows, which incorporated assumptions regarding potential future rates of delinquency, prepayments, defaults, collateral losses and interest rates. The investment in the non-public security is accounted for under the cost method of accounting for which the Company primarily reviewed issuer financial statements to determine its fair value.

The information in the tables above includes assets that are measured at fair value on a non-recurring basis as of the indicated balance sheet dates. However, prior to year-end the Company recorded impairment charges for assets that resulted in write-downs to fair value in earlier periods. For the years ended December 31, 2010, 2009 and 2008, net securities gains (losses) include impairment charges for investments aggregating $2,500,000, $31,400,000 and $143,400,000, respectively; see Note 2 for further information.

During 2009, the Company recorded impairment charges for other assets and investments in associated companies aggregating $139,000,000, which were principally classified as selling, general and other expenses and losses related to associated companies. This amount primarily consisted of $68,800,000 related to long-lived assets, principally with respect to MB1, $36,500,000 related to the Company's investment in Keen (while it was classified as an associated company) and $32,300,000 related to the Company's investment in Garcadia (an associated company); see Notes 2 and 3 for further information.

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

(a) Investments: The fair values of marketable equity securities and fixed maturity securities (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 6.

Other non-current investments which do not trade publicly include private equity fund investments where the Company's voting interest isn't large enough to apply the equity method of accounting, a portfolio of non-agency mortgage-backed bond securitizations where the underlying assets are various individual mortgage loans, the zero-coupon note component of the FMG Note, the stock interest in LPH (at December 31, 2009), the stock interest in IFIS and various other non-publicly traded interests in equity and debt securities. For the investments in private equity funds, IFIS and the FMG zero-coupon note, the Company has concluded that the carrying amount approximates the fair value of these investments based primarily on reviews of issuer financial statements or statements of net asset value. For the bond securitization portfolio, future cash flows are re-estimated on a regular basis for each security to determine if impairment charges are required; accordingly the Company has concluded that the carrying amount of these securities approximates their fair values. The fair values of the Company's other non-publicly traded interests in equity and debt securities that are accounted for under the cost method (aggregating $28,700,000 and $35,000,000 at December 31, 2010 and 2009, respectively) were assumed to be at least equal to the carrying amount. For these non-publicly traded interests in equity and debt securities, the Company reviews cash flows and/or other information obtained from investee companies on a regular basis to determine if impairment charges are required.

(b) Cash and cash equivalents: For cash equivalents, the carrying amount approximates fair value.

(c) Notes receivable: The fair values of variable rate notes receivable are estimated to be the carrying amount.

(d) Long-term and other indebtedness: The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates that would be available to the Company for debt with similar terms. The fair value of variable rate debt is estimated to be the carrying amount. The fair value of the MB1 debt is the amount paid by the Company's subsidiary for the collateralized property in the foreclosure sale; see Note 2.

22. Fair Value of Financial Instruments, continued:

(e) Swap agreements: The fair values of the interest rate swap and currency rate swap agreements are based on rates currently available for similar agreements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2010 and 2009 are as follows (in thousands):

	2010		2009	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments:				
Current	**$ 264,572**	**$ 264,572**	$ 84,707	$ 84,707
Non-current	**3,832,659**	**3,832,659**	2,128,238	2,128,238
Cash and cash equivalents	**441,340**	**441,340**	130,475	130,475
Notes receivable:				
Current	**740**	**740**	437	437
Non-current	**2,633**	**2,633**	2,618	2,618
Financial Liabilities:				
Indebtedness:				
Current	**543,780**	**461,350**	312,592	281,481
Non-current	**1,548,469**	**1,677,656**	1,657,779	1,652,616
Securities sold not owned	**1,878**	**1,878**	1,114	1,114
Swap agreements:				
Interest rate swaps	**(535)**	**(535)**	(1,935)	(1,935)
Foreign currency swaps	–	–	(314)	(314)

23. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. Idaho Timber primarily remanufactures, manufactures and/or distributes wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes. The Company's land based contract oil and gas drilling operations segment is conducted through Keen, a provider of drilling services to oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S. The Company's gaming entertainment segment is conducted through Premier, which owns the Hard Rock Biloxi. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development. The Company's medical product development segment is conducted through Sangart. Other operations primarily consist of the Company's wineries and energy projects.

Prior to its consolidation in November 2009, the Company's investment in Keen was classified as an investment in an associated company.

Associated companies include equity interests in other entities that the Company accounts for under the equity method of accounting. Investments in associated companies that are accounted for under the equity method of accounting include HomeFed, JHYH, Berkadia and Garcadia. Associated companies also include the Company's investments in Jefferies and in ACF prior its sale in 2010, which were accounted for at fair value rather than under the equity method of accounting.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment and other income and securities gains and losses. Corporate assets include the Company's investment in Fortescue and in the Inmet common shares. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Notes to Consolidated Financial Statements, continued

23. Segment Information, continued:

Conwed Plastics has manufacturing facilities located in Belgium and Mexico; these are the only foreign operations with non-U.S. revenue or assets that the Company consolidates, and are not material. Unconsolidated non-U.S. based investments include a small Caribbean-based telecommunications provider and the investments in Fortescue and Inmet. From time to time the Company may invest in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date a majority controlling interest was acquired, which was November 2009 for Keen. Associated Companies are not considered to be a reportable segment, but are reflected in the table below under income (loss) from continuing operations before income taxes and identifiable assets employed.

	2010	2009	2008
		(In millions)	
Revenues and other income: (a)			
Manufacturing:			
Idaho Timber	**$ 172.9**	$ 142.7	$ 235.3
Conwed Plastics	**87.1**	82.1	106.0
Oil and Gas Drilling Services (b)	**116.6**	60.5	–
Gaming Entertainment	**114.8**	103.6	119.1
Domestic Real Estate	**17.1**	30.6	15.1
Medical Product Development	**.1**	5.1	.6
Other Operations (c)	**67.1**	51.8	56.7
Corporate (d)	**744.3**	98.8	(42.3)
Total consolidated revenues and other income	**$1,320.0**	$ 575.2	$ 490.5
Income (loss) from continuing operations before income taxes:			
Manufacturing:			
Idaho Timber	**$ .5**	$ (12.7)	$ .8
Conwed Plastics	**8.8**	11.6	14.0
Oil and Gas Drilling Services (b)	**(13.9)**	46.7	–
Gaming Entertainment	**(2.2)**	2.4	1.0
Domestic Real Estate	**(54.9)**	(71.3)	(14.7)
Medical Product Development	**(25.4)**	(23.8)	(36.6)
Other Operations (c)	**(17.5)**	(26.4)	(34.9)
Income (loss) related to Associated Companies	**375.0**	805.8	(536.8)
Corporate (d)	**473.6**	(167.7)	(301.1)
Total consolidated income (loss) from continuing operations before income taxes	**$ 744.0**	$ 564.6	$(908.3)
Depreciation and amortization expenses:			
Manufacturing: (e)			
Idaho Timber	**$ 6.1**	$ 8.6	$ 8.4
Conwed Plastics	**9.1**	8.5	8.9
Oil and Gas Drilling Services	**25.4**	3.1	–
Gaming Entertainment	**16.6**	16.5	17.0
Domestic Real Estate	**6.2**	8.4	7.6
Medical Product Development	**.9**	.8	.8
Other Operations (e)	**7.2**	8.1	8.3
Corporate	**21.0**	18.5	12.9
Total consolidated depreciation and amortization expenses	**$ 92.5**	$ 72.5	$ 63.9

23. Segment Information, continued:

	2010	2009 (In millions)	2008
Identifiable assets employed:			
Manufacturing:			
Idaho Timber	**$ 84.4**	$ 94.2	$ 118.3
Conwed Plastics	**60.8**	67.9	78.5
Oil and Gas Drilling Services	**237.2**	257.1	–
Gaming Entertainment	**253.2**	267.0	281.6
Domestic Real Estate	**255.0**	311.6	409.7
Medical Product Development	**17.0**	26.7	21.2
Other Operations	**167.5**	158.3	177.7
Investments in Associated Companies	**2,274.2**	2,764.9	2,006.6
Corporate (f)	**6,001.0**	2,652.4	1,919.6
Assets of discontinued operations	**–**	162.3	185.3
Total consolidated assets	**$9,350.3**	$6,762.4	$5,198.5

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) in the Company's consolidated statements of operations.

(b) As more fully discussed above, investment and other income for oil and gas drilling services includes a bargain purchase gain of $49,300,000 in 2009.

(c) Other operations includes pre-tax losses of $16,100,000, $25,300,000 and $33,300,000 for the years ended December 31, 2010, 2009 and 2008, respectively, for the investigation and evaluation of various energy related projects. There were no material operating revenues or identifiable assets associated with these activities in any period; however, other income includes $11,100,000 in 2010 with respect to government grants to reimburse the Company for certain of its prior expenditures, which were fully expensed as incurred.

(d) Net securities gains (losses) for Corporate aggregated $179,500,000, $(21,100,000) and $(144,500,000) during 2010, 2009 and 2008, respectively. Corporate net securities gains (losses) are net of impairment charges of $2,500,000, $31,400,000 and $143,400,000 during 2010, 2009 and 2008, respectively. In 2010, security gains include a gain of $66,200,000 from the sale of the Company's investment in LPH and a gain of $94,900,000 from the sale of certain of the Company's common shares of Fortescue. Corporate investment and other income includes the gain on sale of Las Cruces of $383,400,000 in 2010.

(e) Includes amounts classified as cost of sales.

(f) At December 31, 2010, the Company recognized a substantial portion of the net deferred tax asset by reversing $1,157,100,000 of its deferred tax valuation allowance; during 2008 the Company increased its deferred tax valuation allowance by $1,672,100,000 to reserve for substantially all of the net deferred tax asset.

(g) For the years ended December 31, 2010, 2009 and 2008, interest expense is primarily comprised of Corporate; interest expense for other segments is not material.

Notes to Consolidated Financial Statements, continued

24. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2010				
Revenues and other income	$ 259,295	$ 289,200	$185,865	$ 585,644
Income (loss) from continuing operations	$ 196,332	$(246,292)	$262,458	$1,676,589
Income (loss) from discontinued operations, net of taxes	$ (4,827)	$ 10,014	$ (12,370)	$ (2,665)
Gain on disposal of discontinued operations, net of taxes	$ –	$ –	$ 39,882	$ 21,115
Net (income) loss attributable to the noncontrolling interest	$ (26)	$ 1,134	$ (2,215)	$ 183
Net income (loss)	$ 191,479	$(235,144)	$287,755	$1,695,222
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$ .81	$(1.01)	$1.08	$6.89
Income (loss) from discontinued operations	(.02)	.04	(.05)	(.01)
Gain on disposal of discontinued operations	–	–	.15	.08
Net income (loss)	$ .79	$ (.97)	$1.18	$6.96
Number of shares used in calculation	243,291	243,312	243,317	243,546
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$ .80	$(1.01)	$1.07	$6.77
Income (loss) from discontinued operations	(.02)	.04	(.05)	(.01)
Gain on disposal of discontinued operations	–	–	.15	.08
Net income (loss)	$ .78	$ (.97)	$1.17	$6.84
Number of shares used in calculation	247,594	243,312	247,572	247,847
2009				
Revenues and other income	$ 102,986	$ 135,993	$143,431	$ 192,798
Income (loss) from continuing operations	$(135,726)	$ 411,190	$340,819	$ (84,309)
Income (loss) from discontinued operations, net of taxes	$ (4,407)	$ (206)	$ 28,761	$ (7,527)
Net loss attributable to the noncontrolling interest	$ 126	$ 39	$ 619	$ 901
Net income (loss)	$(140,007)	$ 411,023	$370,199	$ (90,935)
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$(.57)	$1.70	$1.40	$(.34)
Income (loss) from discontinued operations	(.02)	–	.12	(.03)
Net income (loss)	$(.59)	$1.70	$1.52	$(.37)
Number of shares used in calculation	238,499	241,095	243,238	243,170
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$(.57)	$1.67	$1.38	$(.34)
Income (loss) from discontinued operations	(.02)	–	.12	(.03)
Net income (loss)	$(.59)	$1.67	$1.50	$(.37)
Number of shares used in calculation	238,499	248,135	247,711	243,170

24. Selected Quarterly Financial Data (Unaudited), continued:

Income (loss) from continuing operations includes a credit to income tax expense of $1,157,100,000 in the fourth quarter of 2010, resulting from the reversal of a portion of the deferred tax valuation allowance. Income (loss) from continuing operations includes a credit to income tax expense of $11,600,000 in the third quarter of 2010, resulting from the reversal of deferred federal minimum tax liabilities which had been recorded in prior periods.

In 2010 and 2009, the totals of quarterly per share amounts do not equal annual per share amounts because of changes in outstanding shares during the year.

Schedule II – Valuation and Qualifying Accounts
LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
For the years ended December 31, 2010, 2009 and 2008
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Recoveries	Additions: Other	Deductions: Write Offs	Deductions: Other	Balance at End of Period
2010							
Allowance for doubtful accounts	**$ 3,971**	**$ 1,111**	**$ 2**	**$ –**	**$374**	**$ –**	**$ 4,710**
Deferred tax asset valuation allowance	**$1,835,161**	**$ –**	**$ –**	**$ –**	**$ –**	**$1,725,980[(a)]**	**$ 109,181**
2009							
Allowance for doubtful accounts	$ 3,109	$ 1,623	$ 12	$ –	$773	$ –	$ 3,971
Deferred tax asset valuation allowance	$2,307,281	$ –	$ –	$109,156[(c)]	$ –	$ 581,276[(d)]	$1,835,161
2008							
Allowance for doubtful accounts	$ 1,639	$ 1,608	$355	$ –	$493	$ –	$ 3,109
Deferred tax asset valuation allowance	$ 299,775	$1,672,138[(b)]	$ –	$335,368[(c)]	$ –	$ –	$2,307,281

(a) During 2010, the Company's revised projections of future taxable income enabled it to conclude that it was more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense.

(b) During 2008, the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance by $1,672,100,000 with a corresponding charge to income tax expense. See Note 2 of Notes to Consolidated Financial Statements for more information.

(c) Represents the tax effect of losses during 2009 and 2008, which were reserved for in the deferred tax asset valuation allowance.

(d) Primarily represents the tax effect of the change in unrealized gains (losses) on investments.

Leucadia National Corporation

Corporate Office

315 Park Avenue South
New York, New York 10010-3607
(212) 460-1900

Executive Office

529 East South Temple
Salt Lake City, Utah 84102-1004
(801) 521-1000

www.leucadia.com

Manufacturing

Idaho Timber, LLC
1299 North Orchard Street, Suite 300
Boise, Idaho 83706-2265
Ted Ellis, Chief Executive Officer and President
(208) 377-3000
www.idahotimber.com

Conwed Plastics, LLC
1300 Godward Street NE, Suite 5000
Minneapolis, Minnesota 55413-1741
Mark E. Lewry, President
(800) 426-0149
www.conwedplastics.com

Oil and Gas Drilling Services

Keen Energy Services, LLC
4905 South Perkins Road
Stillwater, Oklahoma 74074-7554
Edward S. Jacob, III, Chief Executive Officer and President
(405) 743-2132
www.keenenergyservices.com

Gaming Entertainment

Hard Rock Hotel and Casino Biloxi
777 Beach Boulevard
Biloxi, Mississippi 39530-4300
Duncan McKenzie, President and General Manager
(228) 374-7625
www.hardrockbiloxi.com

Real Estate

Leucadia National Corporation
315 Park Avenue South
New York, New York 10010-3607
Joseph M. O'Connor, Vice President
(212) 460-1966

Medical Product Development

Sangart, Inc.
6175 Lusk Boulevard
San Diego, California 92121-2729
Brian O'Callaghan, Chief Executive Officer and President
(858) 458-2380
www.sangart.com

Crimson Wine Group

Erle Martin, Chief Executive Officer and President
Patrick DeLong, Chief Operating Officer and Chief Financial Officer
5901 Silverado Trail
Napa, California 94558-9749

Pine Ridge Vineyards
Michael Beaulac, General Manager and Winemaker
Gustavo Avina, Vineyard Manager
Jeff Butler, Guest Relations Manager
(800) 575-9777
www.pineridgewinery.com

Archery Summit
Anna Matzinger, Winemaker
Leigh Bartholomew, Vineyard Director
Chris Nagy, Guest Relations Manager
(800) 732-8822
www.archerysummit.com

Chamisal Vineyards
Fintan du Fresne, Winemaker
Andrea Chan, Guest Relations Manager
(866) 808-9463
www.chamisalvineyards.com

Commercial Mortgage Servicing

Berkadia Commercial Mortgage LLC
118 Welsh Road
Horsham, Pennsylvania 19044-2207
Hugh R. Frater, Chief Executive Officer
(215) 328-3803
www.berkadia.com

Leucadia National Corporation

Directors

Ian M. Cumming[1]
Chairman

Joseph S. Steinberg[1]
President

Paul M. Dougan[2,3,4]
Private Investor

Alan J. Hirschfield[2]
Private Investor

James E. Jordan[1,2,3,4]
Private Investor

Jeffrey C. Keil[1,2]
Private Investor

Jesse Clyde Nichols, III[2,3,4]
Private Investor

Michael Sorkin
Vice Chairman
N M Rothschild Corporate Finance Limited

Officers

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

Thomas E. Mara
Executive Vice President

Joseph A. Orlando
Vice President and Chief Financial Officer

Barbara L. Lowenthal
Vice President and Comptroller

Rocco J. Nittoli
Vice President and Treasurer

Joseph M. O'Connor
Vice President

Justin R. Wheeler
Vice President

Counsel

Stephen E. Jacobs, Esq.
(212) 460-1900

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Andrea A. Bernstein, Esq.
(212) 310-8000

Registrar and Transfer Agent

American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219-9821
(800) 937-5449
www.amstock.com

Auditors

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017-6204

The Common Stock is listed for trading on the New York Stock Exchange under the symbol "LUK."

The 7¾% Senior Notes due 2013 are listed for trading on the New York Stock Exchange under the symbol "LUK."

---

[1] Executive Committee
[2] Audit Committee
[3] Compensation Committee
[4] Nominating and Corporate Governance Committee